Form 10-K, Exhibit 13
period 1995-12-30
THERMEDICS INC
filed 1996-03-12
CIK 721356

Exhibit 13

















                                 Thermedics Inc.

            Consolidated Financial Statements as of December 30, 1995
PAGE

   Thermedics Inc.
   Consolidated Statement of Income

   (In thousands except per share amounts)       1995       1994        1993
   -------------------------------------------------------------------------

   Revenues (Note 14)                       $175,754    $155,111    $ 80,220
                                            --------    --------    --------

   Costs and Operating Expenses:
    Cost of revenues                          97,290      87,597      45,965
    Selling, general and administrative
     expenses (Note 9)                        47,933      42,734      20,757
    Expenses for research and development     11,087      10,445       6,434
                                            --------    --------    --------
                                             156,310     140,776      73,156
                                            --------    --------     -------

   Operating Income                           19,444      14,335       7,064

   Interest Income                             9,073       7,273       6,065
   Interest Expense                           (3,677)     (3,206)     (2,383)
   Gain on Issuance of Stock by
    Subsidiary (Note 12)                       3,455           -           -
   Gain on Sale of Investments                   421         203         409
   Other Income                                   14         719         491
                                            --------    --------      ------

   Income Before Provision for Income
    Taxes and Minority Interest               28,730      19,324      11,646
   Provision for Income Taxes (Note 6)         9,154       7,334       4,623
   Minority Interest Expense                   4,455       1,153         353
                                            --------    --------    --------
   Net Income                               $ 15,121    $ 10,837    $  6,670
                                            ========    ========    ========

   Earnings per Share                       $    .45    $    .33    $    .22
                                            ========    ========    ========

   Weighted Average Shares                    33,660      32,878      30,291
                                            ========    ========    ========


   The accompanying notes are an integral part of these consolidated financial statements.







                                        2PAGE

   Thermedics Inc.
   Consolidated Balance Sheet

   (In thousands)                                            1995        1994
   --------------------------------------------------------------------------

   Assets
   Current Assets:
    Cash and cash equivalents                           $ 37,370    $ 37,043
    Short-term available-for-sale investments,
     at quoted market value (amortized cost
     of $76,682 and $72,731) (Notes 2 and 9)              77,916      71,680
    Accounts receivable, less allowances
     of $3,982 and $3,640                                 41,327      33,645
    Unbilled contract costs and fees                       1,582         497
    Inventories                                           42,679      26,801
    Prepaid income taxes and expenses (Note 6)             8,645       4,676
                                                        --------    --------
                                                         209,519     174,342
                                                        --------    --------

   Property, Plant and Equipment, at Cost, Net            12,933      10,727
                                                        --------    --------

   Long-term Available-for-sale Investments,
    at Quoted Market Value (amortized cost
    of $39,795 and $46,863) (Note 2)                      39,953      45,426
                                                        --------    --------

   Other Assets                                            4,171       5,582
                                                        --------    --------
   Cost in Excess of Net Assets of Acquired
    Companies (Notes 3 and 6)                            101,574      55,490
                                                        --------    --------
                                                        $368,150    $291,567
                                                        ========    ========









                                        3PAGE

   Thermedics Inc.
   Consolidated Balance Sheet (continued)

   (In thousands except share amounts)                       1995       1994
   -------------------------------------------------------------------------

   Liabilities and Shareholders' Investment
   Current Liabilities:
    Notes payable and current maturities of
     long-term obligations (includes $38,000 due
     to parent company in 1995) (Notes 3 and 8)         $ 47,420    $ 10,576
    Accounts payable                                      16,336       9,481
    Accrued payroll and employee benefits                  8,893       7,369
    Deferred revenue                                       1,705       2,463
    Customer deposits                                      2,162       2,546
    Accrued income taxes                                   2,340         582
    Accrued warranty costs                                 3,637       3,380
    Other accrued expenses (Note 3)                       15,307       7,675
    Due to parent company                                  1,606       1,940
                                                        --------    --------
                                                          99,406      46,012
                                                        --------    --------

   Deferred Income Taxes and Other Deferred
    Items (Note 6)                                         2,173       1,565
                                                        --------    --------
   Long-term Obligations (Note 8)                         45,201      82,551
                                                        --------    --------
   Minority Interest                                      54,360      29,674
                                                        --------    --------

   Commitments and Contingency (Notes 7 and 10)

   Shareholders' Investment (Notes 4 and 11):
    Common stock, $.10 par value, 50,000,000
     shares authorized; 33,986,050 and
     33,303,135 shares issued                              3,399       3,330
    Capital in excess of par value                       120,665     102,975
    Retained earnings                                     42,187      27,066
    Treasury stock at cost, 2,146 and 14,671 shares          (42)       (310)
    Cumulative translation adjustment                        (88)        326
    Net unrealized gain (loss) on available-for-sale
     investments (Note 2)                                    889      (1,622)
                                                        --------    --------
                                                         167,010     131,765
                                                        --------    --------
                                                        $368,150    $291,567
                                                        ========    ========


   The accompanying notes are an integral part of these consolidated financial statements.


                                        4PAGE

   Thermedics Inc.
   Consolidated Statement of Cash Flows

   (In thousands)                                 1995       1994        1993
   --------------------------------------------------------------------------

   Operating Activities:
    Net income                              $  15,121   $  10,837   $   6,670
    Adjustments to reconcile net income
     to net cash provided by operating
     activities:
      Depreciation and amortization             5,678       4,208       2,434
      Gain on issuance of stock by
       subsidiary (Note 12)                    (3,455)         -            -
      Provision for losses on accounts
       receivable                                 689       1,190          92
      Gain on sale of investments                (421)       (203)       (409)
      Minority interest expense                 4,455       1,153         353
      Other noncash expenses                      962       1,382         816
      Changes in current accounts,
       excluding the effects of
       acquisitions:
        Accounts receivable                       221      (1,750)     (4,730)
        Inventories and unbilled contract
         costs and fees                       (10,304)      7,090      (9,478)
        Prepaid income taxes and expenses      (1,957)        112      (1,601)
        Accounts payable                        3,468      (7,362)      1,771
        Other current liabilities                  (5)      2,430      13,242
      Other                                       461        (129)        (63)
                                            ---------   ---------   ---------
       Net cash provided by operating
         activities                            14,913      18,958       9,097
                                            ---------   ---------   ---------
   Investing Activities:
    Acquisitions, net of cash acquired
     (Note 3)                                 (56,560)    (44,657)     (1,069)
    Purchases of property, plant and
     equipment                                 (4,407)     (3,220)     (3,444)
    Purchases of available-for-sale
     investments                             (101,246)    (78,303)          -
    Proceeds from sale and maturities of
     available-for-sale investments           104,786      77,677           -
    Increase in short-term investments              -           -     (51,304)
    Purchases of long-term investments              -           -      (9,960)
    Proceeds from sale of long-term
     investments                                    -           -      10,982
    Other                                         399         266        (498)
                                            ---------   ---------   ---------
        Net cash used in investing
         activities                         $ (57,028)  $ (48,237)  $ (55,293)
                                            ---------   ---------   ---------




                                        5PAGE

   Thermedics Inc.
   Consolidated Statement of Cash Flows (continued)

   (In thousands)                                 1995       1994       1993
   -------------------------------------------------------------------------

   Financing Activities:
    Net proceeds from issuance of Company
     and subsidiary common stock            $   4,515   $   2,020  $  31,766
    Purchases of Company and subsidiary
     common stock                                (179)     (8,064)         -
    Proceeds from issuance of note
     payable to parent company (Note 3)        38,000           -          -
    Net proceeds from issuance of long-term
     obligations (Note 8)                           -      31,968     33,483
    Other                                         608         134          -
                                            ---------   ---------  ---------
        Net cash provided by financing
         activities                            42,944      26,058     65,249
                                            ---------   ---------  ---------

   Exchange Rate Effect on Cash                  (502)         85        (37)
                                            ---------   ---------  ---------
   Increase (Decrease) in Cash and
    Cash Equivalents                              327      (3,136)    19,016
   Cash and Cash Equivalents at Beginning
    of Year                                    37,043      40,179     21,163
                                            ---------   ---------  ---------
   Cash and Cash Equivalents at End of Year $  37,370   $  37,043  $  40,179
                                            =========   =========  =========
   Cash Paid For:
    Interest                                $   3,328   $   2,884  $   2,241
    Income taxes                            $   6,489   $   4,980  $   5,624

   Noncash Activities:
    Fair value of assets of acquired
     companies                              $  67,394   $  65,493  $   4,725
    Cash paid for acquired companies          (56,879)    (44,743)    (1,085)
                                            ---------   ---------  ---------
     Liabilities assumed of acquired
      companies                             $  10,515   $  20,750  $   3,640
                                            =========   =========  =========
    Issuance of Company common stock to
     parent company in exchange for
     subsidiary common stock                $       -   $     936  $       -
    Conversions of Company and subsidiaries'
     convertible obligations (Note 8)       $  37,317   $   9,745  $   9,190


   The accompanying notes are an integral part of these consolidated financial statements.


                                        6PAGE

   Thermedics Inc.
   Consolidated Statement of Shareholders' Investment

                                      Common
                                      Stock,       Capital in
                                    $.10 Par        Excess of       Retained
   (In thousands)                      Value        Par Value       Earnings
   -------------------------------------------------------------------------

   Balance January 2, 1993          $  1,866         $ 58,188       $  9,559
   Net income                              -                -          6,670
   Public offering of Company
    common stock                         215           29,765              -
   Issuance of stock under
    employees' and directors'
    stock plans                           17            1,604              -
   Tax benefit related to
    employees' and directors'
    stock plans                            -              300              -
   Conversions of subordinated
    convertible debentures                47            7,061              -
   Effect of three-for-two
    stock split                        1,072           (1,072)             -
   Effect of majority-owned
    subsidiaries' equity
    transactions                           -             (510)             -
   Expiration of subsidiary's
    redemption rights                      -            2,943              -
   Translation adjustment                  -                -              -
                                     -------         --------       --------
   Balance January 1, 1994             3,217           98,279         16,229
   Net income                              -                -         10,837
   Issuance of stock under
    employees' and directors'
    stock plans                           14            1,079              -
   Tax benefit related to
    employees' and directors'
    stock plans                            -              668              -
   Conversions of subordinated
    convertible debentures                92            9,316              -
   Issuance of stock to parent
    company (Note 11)                      7              929              -
   Effect of majority-owned
    subsidiaries' equity
    transactions                           -           (7,296)             -
   Effect of change in accounting
    principle (Note 2)                     -                -              -
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)                   -                -              -
   Translation adjustment                  -                -              -
                                    --------         --------       --------
   Balance December 31, 1994        $  3,330         $102,975       $ 27,066



                                        7PAGE

   Thermedics Inc.
   Consolidated Statement of Shareholders' Investment (continued)

                                      Common
                                      Stock,       Capital in
                                    $.10 Par        Excess of       Retained
   (In thousands)                      Value        Par Value       Earnings
   -------------------------------------------------------------------------

   Net income                       $      -         $      -       $ 15,121
   Issuance of stock under
    employees' and directors'
    stock plans                            7              378              -
   Tax benefit related to
    employees' and directors'
    stock plans                            -              434              -
   Conversions of subordinated
    convertible debentures                62            6,259              -
   Effect of majority-owned
    subsidiaries' equity
    transactions                           -            9,858              -
   Capital contribution from
    parent company                         -              761              -
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)                   -                -              -
   Translation adjustment                  -                -              -
                                    --------         --------       --------
   Balance December 30, 1995        $  3,399         $120,665       $ 42,187
                                    ========         ========       ========


   The accompanying notes are an integral part of these consolidated financial statements.




                                        8PAGE

   Thermedics Inc.
   Consolidated Statement of Shareholders' Investment (continued)

                                                                          Net
                                                                   Unrealized
                                                                  Gain (Loss)
                                                 Cumulative     on Available-
                                   Treasury     Translation          for-sale
   (In thousands)                     Stock      Adjustment       Investments
   --------------------------------------------------------------------------

   Balance January 2, 1993         $   (290)       $      -         $      -
   Net income                             -               -                -
   Public offering of Company
    common stock                          -               -                -
   Issuance of stock under
    employees' and directors'
    stock plans                          18               -                -
   Tax benefit related to
    employees' and directors'
    stock plans                           -               -                -
   Conversions of subordinated
    convertible debentures                -               -                -
   Effect of three-for-two
    stock split                           -               -                -
   Effect of majority-owned
    subsidiaries' equity
    transactions                          -               -                -
   Expiration of subsidiary's
    redemption rights                     -               -                -
   Translation adjustment                 -              (2)               -
                                   --------        ---------        --------
   Balance January 1, 1994             (272)             (2)               -
   Net income                             -               -                -
   Issuance of stock under
    employees' and directors'
    stock plans                         (38)              -                -
   Tax benefit related to
    employees' and directors'
    stock plans                           -               -                -
   Conversions of subordinated
    convertible debentures                -               -                -
   Issuance of stock to parent
    company (Note 11)                     -               -                -
   Effect of majority-owned
    subsidiaries' equity
    transactions                          -               -                -
   Effect of change in accounting
    principle (Note 2)                    -               -            1,185
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)                  -               -           (2,807)
   Translation adjustment                 -             328                -
                                   --------        --------         --------
   Balance December 31, 1994       $   (310)       $    326         $ (1,622)

                                        9PAGE

   Thermedics Inc.
   Consolidated Statement of Shareholders' Investment (continued)

                                                                          Net
                                                                   Unrealized
                                                                  Gain (Loss)
                                                 Cumulative     on Available-
                                   Treasury     Translation          for-sale
   (In thousands)                     Stock      Adjustment       Investments
   --------------------------------------------------------------------------

   Net income                     $      -         $      -         $      -
   Issuance of stock under
    employees' and directors'
    stock plans                        268                -                -
   Tax benefit related to
    employees' and directors'
    stock plans                          -                -                -
   Conversions of subordinated
    convertible debentures               -                -                -
   Effect of majority-owned
    subsidiaries' equity
    transactions                         -                -                -
   Capital contribution from
    parent company                       -                -                -
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)                 -                -            2,511
   Translation adjustment                -             (414)               -
                                  --------         --------         --------
   Balance December 30, 1995      $    (42)        $    (88)        $    889
                                  ========         ========         ========


   The accompanying notes are an integral part of these consolidated financial statements.








                                       10PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   1.   Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations
   Thermedics Inc. (the Company) develops, manufactures, and markets precision weighing and inspection equipment, electrochemistry and microweighing products, product quality assurance systems, electronic test instruments and explosives-detection devices, as well as implantable heart-assist systems and other biomedical products.

   Relationship with Thermo Electron Corporation
   The Company was incorporated in 1983 as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 30, 1995, Thermo Electron owned 17,315,326 shares of the Company's common stock, representing 51% of such stock outstanding (Note 15).

   Principles of Consolidation
   The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries, and its majority-owned public subsidiaries, Thermo Cardiosystems Inc. (Thermo Cardiosystems) and Thermo Voltek Corp. (Thermo Voltek). All material intercompany accounts and transactions have been eliminated. The Company's percentage ownership of its majority-owned public subsidiaries at year-end was as follows:

                                                       1995    1994    1993
                                                       ----    ----    ----

   Thermo Cardiosystems                                52%      55%    54%
   Thermo Voltek                                       50%      60%    53%

   Fiscal Year
   The Company has adopted a fiscal year ending the Saturday nearest December
   31. References to 1995, 1994, and 1993 are for the fiscal years ended December 30, 1995, December 31, 1994, and January 1, 1994, respectively.

   Cash and Cash Equivalents
   As of December 30, 1995, $25,685,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 30, 1995, the Company's cash equivalents were also invested in U.S. government agency discount notes and money market preferred stock, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.


                                       11PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Available-for-sale Investments
   Pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 2, 1994, the Company's short- and long-term debt and marketable equity securities are accounted for at market value (Note 2). Prior to 1994, these investments were carried at the lower of cost or market value.

   Inventories
   Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

   (In thousands)                                         1995         1994
   ------------------------------------------------------------------------

   Raw materials and supplies                         $21,517      $13,223
   Work in process and finished goods                  21,162       13,578
                                                      -------      -------
                                                      $42,679      $26,801
                                                      =======      =======

   Property, Plant and Equipment
   The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements -- 5 to 25 years, machinery and equipment -- 3 to 10 years, and leasehold improvements -- the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:

   (In thousands)                                         1995         1994
   ------------------------------------------------------------------------

   Land and building                                  $ 2,944       $ 2,686
   Machinery, equipment and leasehold improvements     27,358        21,681
                                                      -------       -------
                                                       30,302        24,367
   Less: Accumulated depreciation and amortization     17,369        13,640
                                                      -------       -------
                                                      $12,933       $10,727
                                                      =======       =======

   Other Assets
   Other assets in the accompanying balance sheet includes the cost of acquired patents, trademarks, and other specifically identifiable intangible assets. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 2 to 40 years. These assets were $2,916,000 and $3,037,000, net of accumulated amortization of $2,245,000 and $1,762,000, at year-end 1995 and 1994, respectively.


                                       12PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements
   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Cost in Excess of Net Assets of Acquired Companies
   The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $6,343,000 and $4,634,000 at year-end 1995 and 1994, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.

   Foreign Currency
   All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment, titled "Cumulative translation adjustment." In 1994, the Company recorded foreign currency transaction gains of $635,000 on the repayment of intercompany borrowings, denominated in U.S. dollars, by several of the Company's foreign subsidiaries. The borrowings resulted from the acquisition of Ramsey Technology, Inc. by the Company. Foreign currency transaction gains are included in other income in the accompanying 1994 statement of income. There were no foreign currency transaction gains and losses in 1995, and the foreign currency transactions gains and losses included in the accompanying 1993 statement of income were immaterial.

   Revenue Recognition
   In general, the Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $8,521,000 in 1995, $2,253,000 in 1994, and $5,087,000 in 1993. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract or for billing customers monthly as costs are incurred on a cost-plus-fixed-fee basis. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

   Gain on Issuance of Stock by Subsidiary
   At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain.
                                       13PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as "Effect of majority-owned subsidiaries' equity transactions."

   Income Taxes
   In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

   Earnings per Share
   Earnings per share have been computed based on the weighted average number of shares outstanding during the year. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from the earnings per share calculation. Fully diluted earnings per share have not been presented because the effect of the assumed exercise of stock options and the assumed conversion of the Company's subordinated convertible debentures would be immaterial.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liablilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   2.   Available-for-sale Investments

   Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments." Effect of change in accounting principle in the accompanying 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.
                                       14PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   2.   Available-for-sale Investments (continued)

        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, as of December 30, 1995 and December 31, 1994, are as follows:

   1995                                                      Gross      Gross
                                                        Unrealized Unrealized
   (In thousands)              Market Value  Cost Basis      Gains     Losses
   --------------------------------------------------------------------------

   Government agency securities   $ 99,373    $ 98,434   $  1,020    $    (81)
   Corporate bonds                  10,612      10,169        454         (11)
   Money market preferred stock      6,297       6,287         28         (18)
   Other                             1,587       1,587          -           -
                                  --------    --------   --------    --------
                                  $117,869    $116,477   $  1,052    $   (110)
                                  ========    ========   ========    ========

   1994                                                      Gross      Gross
                                                        Unrealized Unrealized
   (In thousands)              Market Value  Cost Basis      Gains     Losses
   --------------------------------------------------------------------------

   Government agency securities   $ 92,316    $ 94,148   $      2    $ (1,834)
   Corporate bonds                  12,100      12,491          9        (400)
   Money market preferred stock      7,194       7,455          -        (261)
   Other                             5,496       5,500          -          (4)
                                  --------    --------   --------    --------
                                  $117,106    $119,594   $     11    $ (2,499)
                                  ========    ========   ========    ========

        Short- and long-term available-for-sale investments in the accompanying 1995 balance sheet include $59,595,000 with contractual maturities of one year or less, $51,005,000 with contractual maturities of more than one year through five years, and $7,269,000 with contractual maturities of more than five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company and/or the issuer to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments in 1995 resulted from gross realized gains of $439,000 and gross realized losses of $18,000 relating to the sale of available-for-sale investments. Gain on sale of investments in 1994 resulted from gross realized gains of $241,000 and gross realized losses of $38,000 relating to the sale of available-for-sale investments.



                                       15PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   3.   Acquisitions

   In December 1995, the Company acquired the Orion laboratory products division (Orion) of Analytical Technology, Inc. for approximately $52.7 million in cash, which included the repayment of $8.6 million of debt, subject to a post-closing adjustment. To partially finance this acquisition, the Company borrowed $38.0 million from Thermo Electron pursuant to a promissory note due December 1996, and bearing interest at the Commercial Paper Composite Rate plus 25 basis points. The balance of the purchase price was funded from the Company's working capital. Orion manufactures electrochemistry, microweighing, process, and other instruments used to analyze the chemical composition of foods, beverages, and pharmaceuticals and detect contaminants in environmental and high-purity water samples. Additionally, in 1995, one of the Company's majority-owned subsidiaries made an acquisition for $3.8 million in cash.
        In March 1994, the Company acquired substantially all of the assets, subject to certain liabilities, of Ramsey Technology, Inc. (Ramsey), a business of Baker Hughes Incorporated, for a cash purchase price of $41.9 million. In January 1996, Ramsey was contributed by the Company to its newly formed Thermo Sentron Inc. (Thermo Sentron) subsidiary in exchange for shares of Thermo Sentron common stock. Thermo Sentron designs, develops, manufactures, and sells high-speed precision weighing and inspection equipment for industrial production and packaging lines. Additionally, in 1994, the Company and one of its majority-owned subsidiaries made two other acquisitions for an aggregate of $2.8 million in cash.
        In August 1993, Thermo Voltek acquired Comtest Instrumentation B.V., a Netherlands-based company, and Comtest Limited, a U.K. operation (collectively, Comtest), for $831,000 in cash and the repayment of $238,000 of Comtest's debt. Comtest distributes products used to test electronic equipment for electromagnetic compatibility (EMC), provides EMC-related consulting services, and manufactures specialized power supplies for telecommunications equipment.
        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions in 1995, 1994, and 1993, exceeded the estimated fair value of the acquired net assets by $86.4 million, which is being amortized over periods not exceeding 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in 1995, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company, Orion, Thermo Sentron, and Comtest on a pro forma basis, assuming the Company and Orion had been combined since the beginning of 1994 and the Company, Thermo Sentron and Comtest had been combined since the beginning of 1993. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not material to the Company's results of operations and financial position.

   (In thousands except per share amounts)          1995      1994      1993
   -------------------------------------------------------------------------

   Revenues                                     $218,920  $212,392  $142,307
   Net income                                     17,186    12,821     5,943
   Earnings per share                                .51       .39       .20
                                       16PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   3.   Acquisitions (continued)

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of 1994 or 1993, as applicable.
        Other accrued expenses in the accompanying balance sheet include $2,454,000 and $3,080,000 at year-end 1995 and 1994, respectively, for estimated severance, relocation, and other reserves associated with acquisitions.


   4.   Stock-based Compensation Plans

   The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1983, permitted the grant of nonqualified and incentive stock options. These plans expired during 1993. A third plan, adopted in 1993, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.




                                       17PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   4.   Stock-based Compensation Plans (continued)

        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                            1995               1994               1993
                      -----------------  -----------------  -----------------
                               Range of           Range of           Range of
   (In thousands      Number     Option  Number     Option  Number     Option
   except per             of     Prices      of     Prices      of     Prices
   share amounts)     Shares  per Share  Shares  per Share  Shares  per share
   --------------------------------------------------------------------------

   Options outstanding,        $ 4.70-             $ 4.70-           $ 4.70-
    beginning of year  1,773   $16.45     1,669    $16.45      936   $10.65
                                13.00-              12.43-             8.47-
     Granted              27    21.40       366     14.53    1,035    16.45
                                 4.70-               4.70-             4.70-
     Exercised           (74)   16.28      (195)    10.65     (261)   10.65
     Lapsed or                   5.00-               5.00-             5.00-
      cancelled         (169)   16.28       (67)    16.28      (41)   10.00
                       -----              -----              -----
   Options outstanding,        $ 4.70-             $ 4.70-           $ 4.70-
    end of year        1,557   $21.40     1,773    $16.45    1,669   $16.45
                       =====              =====              =====
                               $ 4.70-             $ 4.70-           $ 4.70-
   Options exercisable 1,557   $21.40     1,771    $16.45    1,665   $16.28
                       =====              =====              =====
   Options available
    for grant            545                457                770
                       =====              =====              =====


   5.   Employee Benefit Plans

   Employee Stock Purchase Plan
   Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by the Company or its majority-owned public subsidiaries. Prior to the November 1995 plan year, shares of the Company's or its majority-owned public subsidiaries', and shares of Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1995, 1994, and 1993, the Company issued 14,552 shares, 13,711 shares, and 36,080 shares, respectively, of its common stock under this plan.
                                       18PAGE

   Thermedics Inc.
   5.   Employee Benefit Plans (continued)

   401(k) Savings Plan and Employee Stock Ownership Plan
   The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to 1995, in Thermo Electron's employee stock ownership plan (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,011,000, $942,000, and $412,000 in 1995, 1994, and 1993, respectively. Effective
   December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.


   6.  Income Taxes

   The components of income before provision for income taxes and minority interest are as follows:

   (In thousands)                                    1995      1994      1993
   --------------------------------------------------------------------------

   Domestic                                      $25,020   $17,761   $10,244
   Foreign                                         3,710     1,563     1,402
                                                 -------   -------   -------
                                                 $28,730   $19,324   $11,646
                                                 =======   =======   =======

   The components of the provision for income taxes are as follows:

   (In thousands)                                    1995      1994      1993
   --------------------------------------------------------------------------
   Currently payable:
     Federal                                     $ 7,541   $ 5,390   $ 3,417
     State                                         1,546     1,335     1,169
     Foreign                                       1,783       998       111
                                                 -------   -------   -------
                                                  10,870     7,723     4,697
                                                 -------   -------   -------
   Prepaid:
     Federal                                      (1,373)     (331)      (35)
     State                                          (343)      (58)      (13)
     Foreign                                           -         -       (26)
                                                 -------   -------   -------
                                                  (1,716)     (389)      (74)
                                                 -------   -------   -------
                                                 $ 9,154   $ 7,334   $ 4,623
                                                 =======   =======   =======

        The provision for income taxes that is currently payable does not reflect $3,935,000, $668,000, and $300,000 of tax benefits of the Company and its majority-owned subsidiaries allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1995, 1994, and 1993, respectively, or $89,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1993.
                                       19PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   6.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rates of 35% in 1995 and 1994 and 34% in 1993 to income before provision for income taxes and minority interest due to the following:

   (In thousands)                                    1995      1994      1993
   --------------------------------------------------------------------------

   Provision for income taxes at statutory rate  $10,056   $ 6,763   $ 3,960
   Increases (decreases) resulting from:
    State income taxes, net of federal tax           782       830       763
    Reduction in valuation allowance                (854)        -         -
    Gain on issuance of stock by subsidiary       (1,206)        -         -
    Tax-exempt investment income                    (115)     (113)     (215)
    Tax benefit of foreign sales corporation        (323)     (833)       -
    Amortization of cost in excess of
     net assets of acquired companies                232       296       199
    Current losses of subsidiaries not
     benefited and foreign tax rate
     differential                                    485       363         1
    Nondeductible expenses                           137        88        54
    Other, net                                       (40)      (60)     (139)
                                                 -------   -------   -------
                                                 $ 9,154   $ 7,334   $ 4,623
                                                 =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                    1995      1994
   ----------------------------------------------------------------

   Prepaid income taxes:
    Inventory reserves                           $ 1,926   $ 1,328
    Reserves and accruals                          1,042     1,242
    Warranty reserves                              1,142     1,100
    Federal tax loss carryforwards                 1,016       964
    State tax loss carryforwards                     829       774
    General business credit carryforward             260       132
    Accrued compensation                           1,013       881
    Allowance for doubtful accounts                  684       451
    Available-for-sale investments                  (116)      364
    Other, net                                       207       446
                                                 -------   -------
                                                   8,003     7,682
    Less: Valuation allowance                      1,516     3,951
                                                 -------   -------
                                                 $ 6,487   $ 3,731
                                                 =======   =======
   Deferred income taxes, net:
    Trademarks and other intangible assets       $ 1,627   $ 1,249
    Available-for-sale investments                     -      (502)
    Difference in book and tax basis
     of fixed assets                                 348       585
                                                 -------   -------
                                                 $ 1,975   $ 1,332
                                                 =======   =======
                                       20PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   6.  Income Taxes (continued)

        The valuation allowance relates primarily to the uncertainty surrounding the realizability of net operating loss and credit carryforwards, and other tax assets of certain subsidiaries. The decrease in the valuation allowance is due primarily to reduced uncertainty surrounding the realizability of such future tax benefits and was recorded in part as a reduction of the 1995 provision for income taxes and as an increase to capital in excess of par value.
        As of December 30, 1995, federal and state tax attributes existed at Thermo Voltek, which are not consolidated for federal tax purposes. Thermo Voltek had federal and state tax net operating loss carryforwards of approximately $3,000,000 expiring in 1998 through 2006 and general business credits of approximately $132,000 expiring in 1996 through 2004. These tax assets and the related valuation allowance are included above. The carryforwards of Thermo Voltek are limited to a tax benefit of approximately $240,000 per year under Sections 382 and 383 of the U.S. Internal Revenue Code.
        The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
        A provision has not been made for U.S. or additional foreign taxes on $3,371,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.


   7.   Commitments

   The Company leases various office and manufacturing facilities under noncancellable operating lease arrangements expiring between 1996 and 2003. The accompanying statement of income includes expenses from operating leases of $3,403,000, $2,081,000, and $882,000 in 1995, 1994, and 1993,
   respectively. Future minimum payments due under noncancellable operating leases as of December 30, 1995, are $3,291,000 in 1996; $2,326,000 in 1997;
   $1,959,000 in 1998; $1,341,000 in 1999; $731,000 in 2000; and $419,000 in
   2001 and thereafter. Total future minimum lease payments are $10,067,000.


                                       21PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   8.   Short- and Long-term Obligations and Other Financing Arrangements

   Long-term obligations of the Company are as follows:

   (In thousands except per share amounts)                     1995      1994
   --------------------------------------------------------------------------

   6 1/2% Subordinated convertible debentures,
    due 1998, convertible at $10.42 per share              $ 8,037   $14,435
   3 3/4% Subordinated convertible debentures,
    due 2000, convertible into shares of
    Thermo Voltek at $11.75 per share                       25,240    34,500
   Noninterest-bearing subordinated convertible
    debentures, due 1997, convertible into shares
    of Thermo Cardiosystems at $21.74 per share             11,642    33,000
   5 1/2% Subordinated convertible notes, due 2002,
    convertible into shares of Thermo Cardiosystems
    at $9.88 per share                                           -       450
   Other                                                       282       166
                                                           -------   -------
                                                           $45,201   $82,551
                                                           =======   =======

        The Company's convertible obligations are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under its guarantee of Thermo Voltek's or Thermo Cardiosystems' obligations.
        In lieu of issuing shares of Thermo Voltek common stock upon the conversion of the 3 3/4% subordinated convertible debentures due 2000, Thermo Voltek has the option to pay holders of the debentures cash equal to the weighted average market price of Thermo Voltek's common stock on the trading date prior to conversion.
        During 1995, 1994, and 1993, convertible obligations of $37,317,000, 9,745,000, and 9,190,000, respectively, were converted into common stock of the Company.
        See Note 13 for the fair value of the Company's long-term obligations. The Company borrowed $38,000,000 from Thermo Electron pursuant to a promissory note due December 1996, to partially finance the acquisition of Orion in December 1995 (Note 3).
        Several of the Company's foreign subsidiaries have lines of credit under which an aggregate of approximately $13,800,000 may be borrowed at a current rate as determined by each country's local market. The lines of credit are denominated in local currency. Amounts borrowed under these agreements are included in notes payable and current maturities of long-term obligations in the accompanying balance sheet and are guaranteed by either the Company or Thermo Electron. The weighted average interest rate on these borrowings was 8.5% and 7.7% at year-end 1995 and 1994, respectively.


   9.   Related Party Transactions

   Corporate Services Agreement
   The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax
                                       22PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   9.   Related Party Transactions (continued)

   returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.20% of the Company's revenues in fiscal 1995 and 1.25% of the Company's revenues in fiscal 1994 and 1993. Beginning in fiscal 1996, the Company will pay an annual fee equal to 1.0% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). In addition, the Company utilizes data processing and contract administration services of two majority-owned subsidiaries of Thermo Electron, which are charged based on actual usage. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $2,142,000, $1,964,000, and $1,086,000 in 1995, 1994, and 1993, respectively. Management believes that the service fees charged by Thermo Electron and its subsidiaries are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Distribution Agreements
   Pursuant to international distributorship agreements, the Company appointed Arabian Business Machines Co. (ABM) and Olayan Financing Company (OFC) as its exclusive distributors of the Company's security instruments in certain Middle Eastern countries. ABM and OFC are members of The Olayan Group. Ms. Hutham S. Olayan, a Director of Thermo Electron, is the President and a Director of Olayan America Corporation and Competrol Real Estate Limited, two other members of The Olayan Group, which are indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Revenues recorded under this agreement totaled $3,000, $42,000, and $33,000 in 1995, 1994, and 1993,
   respectively. In addition, during 1994 the Company sold $1,240,000 of security instruments directly to a customer in the Middle East and paid a commission of $409,000 pursuant to the ABM distributor agreement.

   Management Contract
   Prior to 1994, the Company performed supervisory management services with respect to International Technidyne Corporation (ITC), a wholly owned subsidiary of Thermo Electron, in exchange for a fixed fee of $150,000 per year, plus an incentive fee based on objective financial performance criteria established on an annual basis by Thermo Electron and the Company. Effective January 2, 1994, in lieu of the management fee, two executive employees of the Company allocate a portion of their salary and bonus for the time they devote to Thermo Electron in connection with certain management responsibilities relating to ITC and Thermo Electron's other biomedical businesses. In 1995, 1994, and 1993, the Company was reimbursed $402,000, $84,000, and $266,000, respectively, under these arrangements.

   Repurchase Agreement
   The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.
                                       23PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   9.   Related Party Transactions (continued)

   Short-term Available-for-sale Investments
   At December 30, 1995, the Company's short-term available-for-sale investments included $2,052,000 of 6 1/2% subordinated convertible debentures due 1997, which were purchased on the open market for $1,795,000. The debentures have a par value of $1,800,000 and were issued by Thermo TerraTech Inc., a majority-owned subsidiary of Thermo Electron.


   10. Contingency

   Thermo Cardiosystems has received correspondence alleging that the textured surface of its left ventricular-assist system's housing infringes the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel, believes that if Thermo Cardiosystems were sued on these bases, it would have meritorious defenses.


   11. Common Stock

   At December 30, 1995, the Company had reserved 2,977,154 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of the 6 1/2% subordinated convertible debentures (Note 15).
        During 1994, the Company issued 66,265 shares of its common stock to Thermo Electron in exchange for 124,800 shares of Thermo Voltek common stock.


   12. Transactions in Stock of Subsidiaries

   During 1995, $9,111,000 principal amount of Thermo Voltek's subordinated convertible debentures were converted into 775,399 shares of Thermo Voltek common stock, resulting in gains of $3,455,000 from the issuance of stock by subsidiary.
        During 1995, $21,808,000 principal amount of Thermo Cardiosystems' subordinated convertible obligations were converted into 1,027,984 shares of Thermo Cardiosystems common stock. No gains were recorded on the conversions of these convertible obligations as Thermo Cardiosystems was principally engaged in research and development at the time the convertible obligations were issued.



                                       24PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   13.  Fair Value of Financial Instruments

   The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to parent company, and long-term obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and long-term obligations, approximates fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The fair value of long-term obligations was determined based on quoted market prices. The fair value of convertible obligations at year-end 1995 exceeds the carrying amount primarily due to the market price of the Company's or subsidiaries' common stock exceeding the conversion price of the convertible obligations. The carrying amount and fair value of the Company's long-term obligations are as follows:

                                  1995                         1994
                         ---------------------       -----------------------
                         Carrying         Fair       Carrying           Fair
   (In thousands)          Amount        Value         Amount          Value
   -------------------------------------------------------------------------

   Long-term
    obligations:
     Convertible
      obligations         $44,919      $95,589        $82,385       $78,284
     Other long-term
      obligations             282          282            166           166
                          -------      -------        -------       -------
                          $45,201      $95,871        $82,551       $78,450
                          =======      =======        =======       =======









                                       25PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   14.  Business Segments, Geographical Information and
        Concentrations of Risk

   The Company's principal businesses can be divided into two segments. The Company's Instruments and Other Equipment segment develops, manufactures, sells, and distributes precision equipment that weighs and inspects bulk materials and packaged goods; electrochemistry, microweighing, and other laboratory instruments; process detection instruments; explosives-detection instruments; instruments that test electronic and electrical systems and components for immunity to electromagnetic interference; high-voltage power-conversion systems; and provides related consulting services. The Company's Biomedical Products segment develops, manufactures, and sells left ventricular-assist systems (LVAS) and other biomedical products.
        The Company's Instruments and Other Equipment segment derived revenues from precision weighing and inspection equipment of $67.5 million and $50.1 million in 1995 and 1994, respectively. In addition, this segment derived revenues from process detection instruments of $16.2 million, $38.0 million, and $34.4 million and from electronic test instruments of $31.6 million, $19.0 million, and $13.2 million in 1995, 1994, and 1993, respectively.
        The Company's Biomedical Products segment derived revenues from LVAS devices of $20.6 million, $10.4 million, and $3.5 million in 1995, 1994, and 1993, respectively.
        Certain raw materials used in the manufacture of Thermo Cardiosystems' LVAS are available from only one supplier. While the Company believes that it has adequate supplies of materials to meet demand for the LVAS for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials in the future that could delay shipments of the LVAS.
        No customer represented 10% or more of the Company's total revenues in 1995. During 1994 and 1993, revenues derived from one customer represented 21% and 43% of the Company's total revenues, respectively.



                                       26PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   14.  Business Segments, Geographical Information and
        Concentrations of Risk (continued)

        Information for 1995, 1994, and 1993, with respect to the Company's two business segments, is shown in the following table.

   (In thousands)                                   1995      1994      1993
   -------------------------------------------------------------------------

   Segment Information

   Revenues:
      Instruments and Other Equipment           $136,742  $124,100  $ 60,120
      Biomedical Products                         39,012    31,011    20,100
                                                --------  --------  --------
                                                $175,754  $155,111  $ 80,220
                                                ========  ========  ========

   Income before provision for income
    taxes and minority interest:
      Instruments and Other Equipment           $ 14,778  $ 16,054  $ 10,733
      Biomedical Products                          7,128     1,337    (1,820)
      Corporate (a)                               (2,462)   (3,056)   (1,849)
                                                --------  --------  --------
      Total operating income                      19,444    14,335     7,064
      Interest and other income, net               9,286     4,989     4,582
                                                --------  --------  --------
                                                $ 28,730  $ 19,324  $ 11,646
                                                ========  ========  ========

   Identifiable assets:
      Instruments and Other Equipment           $213,755  $141,763  $ 84,302
      Biomedical Products                        128,170   117,475    82,209
      Corporate and eliminations (b)              26,225    32,329    70,976
                                                --------  --------  --------
                                                $368,150  $291,567  $237,487
                                                ========  ========  ========

   Depreciation and amortization:
      Instruments and Other Equipment           $  4,040  $  2,923  $  1,235
      Biomedical Products                          1,609     1,256     1,132
      Corporate                                       29        29        67
                                                --------  --------  --------
                                                $  5,678  $  4,208  $  2,434
                                                ========  ========  ========

   Capital expenditures:
      Instruments and Other Equipment           $  2,669  $  1,919  $  2,389
      Biomedical Products                          1,715     1,278     1,039
      Corporate                                       23        23        16
                                                --------  --------  --------
                                                $  4,407  $  3,220  $  3,444
                                                ========  ========  ========

   (a)  Primarily general and administrative expenses.
   (b) Primarily cash, cash equivalents, and short- and long-term investments.
                                       27PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   14.  Business Segments, Geographical Information and
        Concentrations of Risk (continued)


   (In thousands)                                   1995      1994      1993
   -------------------------------------------------------------------------

   Geographical Information

    Revenues:
     United States                              $127,729  $121,351  $ 79,001
     Europe                                       43,018    31,640     6,918
     Other                                        13,084    12,594     2,225
     Transfer among geographical areas (c)        (8,077)  (10,474)   (7,924)
                                                --------  --------  --------
                                                $175,754  $155,111  $ 80,220
                                                ========  ========  ========
   Income before provision for income
    taxes and minority interest:
     United States                              $ 17,124  $ 15,292  $  7,494
     Europe                                        3,170     1,040       536
     Other                                         1,612     1,059       883
     Corporate (d)                                (2,462)   (3,056)   (1,849)
                                                --------  --------  --------
     Total operating income                       19,444    14,335     7,064
     Interest and other income, net                9,286     4,989     4,582
                                                --------  --------  --------
                                                $ 28,730  $ 19,324  $ 11,646
                                                ========  ========  ========
   Identifiable assets:
     United States                              $301,613  $225,569  $158,342
     Europe                                       33,259    27,361     7,020
     Other                                         7,053     6,308     1,149
     Corporate and eliminations (e)               26,225    32,329    70,976
                                                --------  --------  --------
                                                $368,150  $291,567  $237,487
                                                ========  ========  ========
   Export revenues included in United States
    revenues above (f):
     Europe                                     $ 17,748  $ 21,455  $ 14,310
     South America                                 5,357     9,011    14,728
     Mexico                                        1,923    10,726    11,466
     Other                                        15,098    14,412     3,686
                                                --------  --------  --------
                                                $ 40,126  $ 55,604  $ 44,190
                                                ========  ========  ========

   (c) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
   (d)  Primarily general and administrative expenses.
   (e) Primarily cash, cash equivalents, and short- and long-term investments.
   (f)  In general, export sales are denominated in U.S. dollars.
                                       28PAGE

   Thermedics Inc.
   Notes to Consolidated Financial Statements

   15.  Subsequent Events

   Transfer of Common Stock
   On January 22, 1996, the Company issued 1,688,161 shares of its common stock to Thermo Electron in exchange for 315,199 shares of Thermo Voltek common stock and 529,965 shares of Thermo Cardiosystems common stock. The shares of common stock were exchanged at their respective fair market values on the date of the transaction.

   Redemption of Convertible Debentures
   On February 9, 1996, the Company called for redemption on March 11, 1996 all of the outstanding principal amount of its 6 1/2% subordinated convertible debentures due 1998. The value of the securities into which the debentures are convertible exceeded the redemption amount as of the notice date of the redemption.









                                       29PAGE

   Report Of Independent Public Accountants

   To the Shareholders and Board of Directors of Thermedics Inc.:

   We have audited the accompanying consolidated balance sheets of Thermedics Inc. (a Massachusetts corporation and 51%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics Inc. and subsidiaries as of December 30, 1995 and December 31, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.
        As discussed in Note 2 to the consolidated financial statements, effective January 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.


                                           Arthur Andersen LLP



   Boston, Massachusetts
   February 7, 1996 (except with respect
   to the matters discussed in Note 15
   as to which the date is February 9, 1996)





                                       30PAGE

   Thermedics Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations

   Overview

   The Company's business can be divided into two segments: Instruments and Other Equipment, and Biomedical Products. The Instruments and Other Equipment segment includes Ramsey Technology, Inc., which was acquired in March 1994 and was contributed by the Company in January 1996 to its newly formed Thermo Sentron Inc. (Thermo Sentron) subsidiary in exchange for shares of Thermo Sentron common stock. Thermo Sentron designs, develops, manufactures, and sells high-speed precision weighing and inspection equipment for industrial production and packaging lines. The Instruments and Other Equipment segment also includes the Orion laboratory products division (Orion) of Analytical Technology, Inc., which was acquired in December 1995. Orion is a manufacturer of electrochemistry, microweighing, process, and other instruments used to analyze the chemical compositions of foods, beverages, and pharmaceuticals and detect contaminants in environmental and high-purity water samples. The Instruments and Other Equipment segment, through the Company's Thermedics Detection Inc. (Thermedics Detection) subsidiary, also develops, manufactures, and markets high-speed detection instruments, including the Alexus(R) system, a process detection instrument used in product quality assurance applications, and the EGIS(R) system, a security instrument used to detect explosives at airports and other locations. Through the Company's Thermo Voltek Corp. (Thermo Voltek) subsidiary, the Instruments and Other Equipment segment also manufactures a line of electronic test instruments and high-voltage power conversion systems.
        As part of its Biomedical Products segment, the Company's Thermo Cardiosystems Inc. (Thermo Cardiosystems) subsidiary has developed two implantable left ventricular-assist systems (LVAS): a pneumatic, or air-driven system, and an electric version. In October 1994, the Company announced that the U.S. Food and Drug Administration (FDA) granted approval for the commercial sale of the air-driven LVAS for use as a bridge-to-transplant. With this approval, the air-driven system became available for sale to cardiac centers throughout the United States. Thermo Cardiosystems received the European Conformity Mark (CE Mark) for commercial sale of the air-driven LVAS in all European Community countries in April 1994, and, in August 1995, received the same approval for the electric system. The electric version of the LVAS is currently being used in the U.S. in clinical trials for patients awaiting heart transplants and, late in 1995, the FDA approved the protocol for conducting clinical trials of the electric LVAS as an alternative to heart transplant. Thermo Cardiosystems' electric LVAS is being used in Europe as a bridge-to-transplant and as an alternative to heart transplant. According to terms set by the FDA, no profit can be earned from the sale of an LVAS until the FDA has approved the device for commercial sale. With FDA approval, the Company began earning a profit on the sale of its air-driven LVAS in the fourth quarter of 1994. In October 1994, Thermo Cardiosystems announced a price increase in the U.S. for its air-driven LVAS that was phased in during a six-month period that more than doubled the average price of the air-driven LVAS. The Company also develops and manufactures enteral nutrition delivery systems and a line of medical-grade polymers, used in medical disposables and nonmedical, industrial applications, including safety glass and automotive coatings.
        Approximately 27% of the Company's revenues originate outside of the U.S. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and
                                       31PAGE

   Thermedics Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Overview (continued)

   competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.
        In October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries, including the following: (i) any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded and (ii) under certain circumstances acquisitions could be structured to significantly reduce the goodwill that is recorded and consequently reduce the Company's future goodwill amortization associated with the acquisition. The Company typically acquires technology companies which are often characterized by significant amounts of goodwill. In addition, under the Proposed Statement, a company that has made certain equity investments of generally less than 20% ownership would record a gain (or loss) upon increasing its investment level to the point of exerting "significant influence," generally 20% or higher.
        The FASB conducted a hearing concerning the Proposed Statement in February 1996, at which Thermo Electron, along with other major companies and many of the major accounting firms and accounting associations, expressed their disagreement with various parts of the Proposed Statement. The FASB expects to issue a final Statement by June 30, 1996, which could become effective for fiscal years beginning after December 15, 1996.

   Results of Operations

   1995 Compared With 1994

   Total revenues in 1995 were $175.8 million, compared with $155.1 million in 1994. Instruments and Other Equipment segment revenues increased 10% to $136.7 million in 1995 from $124.1 million in 1994. Revenues increased $17.4 million due to the inclusion of sales for a full year from Thermo Sentron, which was acquired in March 1994. Revenues from Thermo Voltek increased $12.7 million, due to the inclusion of an additional $7.2 million in revenues from businesses acquired in 1994 and 1995, an increase of $3.1 million in revenues from Comtest due primarily to the introduction of a new product line in 1995, and an increase of $2.3 million in revenues from Keytek due to greater demand. Revenues at Thermedics Detection were $28.0 million in 1995, compared with $50.3 million in 1994. Revenues from Thermedics Detection's process detection instruments declined to $16.2 million in 1995 from $38.0 million in 1994. This decline is due to a decrease in demand from Thermedics Detection's principal customer, which has substantially completed its deployment of Alexus product quality assurance systems. While the Company has expanded its customer base and continues to develop Alexus upgrades and new applications for its process detection technology in the food and beverage market, no assurance can be
                                       32PAGE

   Thermedics Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   1995 Compared With 1994 (continued)

   given that the Company will be able to significantly broaden the market for its process detection systems.
        Revenues from Thermedics Detection's EGIS explosives-detection system declined to $8.0 million in 1995 from $10.1 million in 1994. The Company's sales of the EGIS system have been made primarily to government entities outside of the U.S. During 1993 and 1994, large orders from the U.K. and German governments accounted for a significant portion of EGIS sales. These orders have now been filled. Demand for this highly specialized product will vary widely over time in a particular country, and among different countries, due to many factors beyond the control of the Company, such as budgetary constraints and social and political concerns about security. Due to the nature of demand for the EGIS system, future sales levels will depend, to a significant extent, upon the Company's ability to obtain large orders from one or more government entities.
        Biomedical Products segment revenues increased 26% to $39.0 million in 1995 from $31.0 million in 1994. Revenues from Thermo Cardiosystems increased by $10.2 million to $20.6 million due in part to an increase in the price of the LVAS. Revenues also increased due to a 43% increase in the number of air-driven and electric LVAS units shipped during 1995 compared with 1994. The increase in revenues from Thermo Cardiosystems was partially offset by a decline of $2.8 million in revenues from Scent Seal fragrance samplers. In June 1995, the Company entered into an agreement granting an exclusive license to all of its patents and know-how relating to the Scent Seal fragrance samplers to a third party in consideration for royalty payments on future sales by the licensee. The Company recorded royalty income of $197,000 in 1995.
        The gross profit margin was 45% in 1995, compared with 44% in 1994. The gross profit margin for the Instruments and Other Equipment segment was 43% in 1995, compared with 44% in 1994. This decline was due primarily to lower gross margins at Thermedics Detection as a result of a lower sales volume and, to a lesser extent, the inclusion of lower-margin research and development contract revenues. In addition, Thermo Voltek's gross profit margin decreased to 48% in 1995 from 49% in 1994 due primarily to higher European sales in one product line, which has lower margins due to competitive pricing pressures. These decreases were offset in part by improved gross profit margins at Thermo Sentron due to a reduction in operating expenses. The gross profit margin for the Biomedical Products segment was 49% in 1995, compared with 42% in 1994, reflecting higher margins at Thermo Cardiosystems resulting from the LVAS price increase and, to a lesser extent, the increase in sales volume and improvements in manufacturing efficiencies.
        Selling, general and administrative expenses as a percentage of revenues decreased to 27% in 1995 from 28% in 1994. This decline results primarily from lower expenses as a percentage of revenues at Thermo Cardiosystems as a result of a higher sales volume in 1995 and, to a lesser extent, a reduction in operating expenses at Thermo Sentron. These improvements were partially offset by higher expenses as a percentage of revenues at Thermedics Detection due to a lower sales volume in 1995. Research and development expenses as a percentage of revenues decreased to 6.3% in 1995 from 6.7% in 1994 due primarily to lower expenses as a percentage of revenues at Thermo Cardiosystems as a result of an increase in total revenues.
                                       33PAGE

   Thermedics Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   1995 Compared With 1994 (continued)

        Interest income increased to $9.1 million in 1995 from $7.3 million in 1994 due to higher prevailing interest rates in 1995. Interest expense increased to $3.7 million in 1995 from $3.2 million in 1994 as a result of borrowings by Thermo Sentron's and Thermo Voltek's foreign subsidiaries, offset in part by a decrease in interest expense due to conversions of subordinated convertible obligations.
        Gain on issuance of stock by subsidiary of $3.5 million in 1995 resulted from the conversion of $9.1 million principal amount of Thermo Voltek's 3 3/4% subordinated convertible debentures.
        The effective tax rate was 32% in 1995, compared with 38% in 1994. The effective tax rate in 1995 was below the statutory federal income tax rate due primarily to the nontaxable gain on issuance of stock by subsidiary and the reduction of the valuation allowance no longer required, offset in part by state income taxes (Note 6). The effective tax rate in 1994 was higher than the statutory federal income tax rate due primarily to state income taxes.
        Minority interest expense increased to $4.5 million in 1995 from $1.2 million in 1994 due to higher net income at the Company's 52%-owned Thermo Cardiosystems subsidiary and, to a lesser extent, the Company's 50%-owned Thermo Voltek subsidiary.

   1994 Compared With 1993

   Total revenues in 1994 were $155.1 million, compared with $80.2 million in 1993, an increase of 93%. Instruments and Other Equipment segment revenues more than doubled in 1994 to $124.1 million from $60.1 million in 1993. This increase reflects the inclusion of $50.1 million in revenues from Thermo Sentron, which was acquired in March 1994, $4.6 million in additional revenues from Comtest, which was acquired by Thermo Voltek in August 1993, and an increase of $4.1 million in revenues from the Company's EGIS explosives-detection systems. Process detection instrument sales, principally to one customer, were $38.0 million in 1994, compared with $34.4 million in 1993.
        Biomedical Products segment revenues increased 54% to $31.0 million in 1994 from $20.1 million in 1993. The improvement is primarily the result of a $6.9 million increase in sales of Thermo Cardiosystems' LVAS to $10.4 million and additional revenues of $3.0 million from Scent Seal fragrance samplers, which were introduced in the first quarter of 1993.
        The Company's gross profit margin remained relatively unchanged at 44% in 1994 and 43% in 1993. The gross profit margin for the Instruments and Other Equipment segment remained unchanged at 44% in both 1994 and 1993. Improved efficiencies in the worldwide service organization for process detection instruments and, to a lesser extent, improved margins at Universal Voltronics as a result of increased commercial sales relative to lower-margin government contract revenues were offset by the inclusion of lower-margin Thermo Sentron revenues. The gross profit margin for the Biomedical Products segment was 42% in 1994, compared with 38% in 1993, reflecting higher margins derived from Thermo Cardiosystems' LVAS due to higher sales, manufacturing efficiencies, and the initial impact of the price increase for the air-driven system which took effect in the fourth quarter of 1994.
        Operating income, before the inclusion of Thermo Cardiosystems' results, was $15.3 million in 1994, compared with $10.2 million in 1993.
                                       34PAGE

   Thermedics Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   1994 Compared With 1993 (continued)

   This improvement results primarily from higher sales, which resulted in higher gross profit. Including Thermo Cardiosystems' operating losses of $0.9 million in 1994 and $3.2 million in 1993, the Company reported operating income of $14.3 million in 1994, compared with $7.1 million in 1993. Thermo Cardiosystems' lower operating loss resulted primarily from an increased gross profit margin on higher revenues, partially offset by increased expenses to develop and market its LVAS.
        Interest income increased to $7.3 million in 1994 from $6.1 million in 1993. This increase is due to higher average invested amounts derived from the issuance of $34.5 million principal amount of 3 3/4% subordinated convertible debentures by Thermo Voltek in November 1993, and the issuance of $33.0 million principal amount of noninterest-bearing subordinated convertible debentures by Thermo Cardiosystems in January 1994. This increase was offset in part by cash expended for the acquisition of Thermo Sentron in March 1994. Interest expense increased to $3.2 million in 1994 from $2.4 million in 1993 due to the issuance of the 3 3/4% subordinated convertible debentures by Thermo Voltek, partially offset by conversions of the Company's 6 1/2% subordinated convertible debentures.
        Other income includes $635,000 in 1994 relating to foreign currency transaction gains.
        The effective tax rate was 38% in 1994 and 40% in 1993. These rates exceed the statutory federal income tax rate due primarily to state income taxes (Note 6).

   Liquidity and Capital Resources

   Working capital, including cash, cash equivalents, and short-term available-for-sale investments, was $110.1 million at December 30, 1995, compared with $128.3 million at December 31, 1994. Cash, cash equivalents, and short- and long-term available-for-sale investments were $155.2 million at December 30, 1995, compared with $154.1 million at December 31, 1994. Of the $155.2 million balance at December 30, 1995, $90.5 million was held by Thermo Cardiosystems, $34.7 million by Thermo Voltek, and the remainder by the Company and its wholly owned subsidiaries. During 1995, $14.9 million of cash was provided by operating activities and the Company expended $4.4 million on purchases of property, plant and equipment.
        In December 1995, the Company acquired Orion for approximately $52.7 million in cash, which included the repayment of $8.6 million of debt, subject to a post-closing adjustment. To partially finance this acquisition, the Company borrowed $38.0 million from Thermo Electron pursuant to a promissory note due December 1996, and bearing interest at the Commercial Paper Composite Rate plus 25 basis points. The balance of the purchase price was funded from the Company's working capital. In January 1996, the Company acquired the assets of Moisture Systems Corporation, based in Hopkinton, Massachusetts, and certain affiliated companies, as well as Netherlands-based Rutter & Co., for a total purchase price of $20.5 million in cash and the assumption of certain liabilities. In connection with these acquisitions, the Company borrowed $15.0 million from Thermo Electron pursuant to a promissory note due February 1997, and bearing interest at the Commercial Paper Composite Rate plus 25 basis points. Thermo Electron has indicated its intention to require the Company's indebtedness to Thermo Electron be repaid to the extent the Company's liquidity and cash flow permit. On February 1, 1996, Thermo
                                       35PAGE

   Thermedics Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Liquidity and Capital Resources (continued)

   Sentron filed a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission covering shares of common stock to be offered in its initial public offering.
        The Company intends, for the foreseeable future, to maintain at least 50% ownership of Thermo Cardiosystems, Thermo Voltek and Thermo Sentron. This may require the purchase by the Company of additional shares of common stock or, if applicable, convertible debentures (which are then converted) of these companies from time to time, if the number of the companies' outstanding shares increases, whether as a result of conversion of convertible notes or exercise of stock options issued by them, or otherwise. These or any other purchases may be made either in the open market or directly from Thermo Cardiosystems, Thermo Voltek or Thermo Sentron, or pursuant to the conversion of all or part of Thermo Voltek's subordinated convertible notes held by Thermedics. During 1995, the Company expended $179,000 to purchase shares of Thermo Voltek common stock on the open market.
        In 1996, the Company expects to make capital expenditures of approximately $6.6 million. The Company expects to continue to pursue its strategy of expanding its business both through the continued development, manufacture, and sale of new products, and through the possible acquisition of companies that will provide additional marketing or manufacturing capabilities and new products. The Company expects that it will finance these acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Electron. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.














                                       36PAGE

Thermedics Inc.

Selected Financial Information

(In thousands
except per share amounts)      1995(a)   1994(b)   1993(c)   1992(d)      1991
------------------------------------------------------------------------------

Statement of Income Data:
 Revenues                    $175,754  $155,111  $ 80,220  $ 45,778  $ 32,295
 Net income                    15,121    10,837     6,670     2,467     1,613
 Earnings per share               .45       .33       .22       .09       .06

Balance Sheet Data:
 Working capital             $110,113  $128,330  $133,003  $ 63,205  $ 78,359
 Total assets                 368,150   291,567   237,487   146,663   128,880
 Long-term obligations         45,201    82,551    59,130    33,820    34,315
 Common stock of subsidiary
  subject to redemption             -         -         -     5,468     5,486
 Shareholders' investment     167,010   131,765   117,451    69,323    73,510


Quarterly Information (Unaudited)
(In thousands except per share amounts)

1995                                      First    Second     Third    Fourth(a)
-------------------------------------------------------------------------------

Revenues                               $ 43,858  $ 43,268  $ 41,224  $ 47,404
Gross profit                             19,572    19,553    17,595    21,744
Net income                                3,262     3,666     4,017     4,176
Earnings per share                          .10       .11       .12       .12


1994                                      First(b) Second     Third    Fourth
-------------------------------------------------------------------------------

Revenues                               $ 27,293  $ 42,403  $ 41,578  $ 43,837
Gross profit                             11,637    17,593    18,479    19,805
Net income                                2,152     2,510     2,886     3,289
Earnings per share                          .07       .08       .09       .10

(a) Reflects the December 1995 acquisition of the Orion laboratory products division of Analytical Technology, Inc.
(b) Reflects the January 1994 issuance of $33.0 million principal amount of noninterest-bearing subordinated convertible debentures by Thermo Cardiosystems Inc. and the March 1994 acquisition of Ramsey Technology, Inc.
(c) Reflects the May 1993 public offering of the Company's common stock for net proceeds of $30.0 million, the August 1993 acquisition of Comtest Instrumentation B.V. and Comtest Limited, and the November 1993 issuance of $34.5 million principal amount of 3 3/4% subordinated convertible debentures by Thermo Voltek Corp.
(d) Reflects the June 1992 acquisition of KeyTek Instrument.

                                       37PAGE

   Thermedics Inc.


   Common Stock Market Information

   The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TMD) for 1995 and 1994.

                                           1995                 1994
                                    -----------------     ----------------
    Quarter                            High       Low       High       Low
   -----------------------------------------------------------------------
   First                            $17 1/2   $12 1/2    $15       $11 7/8
   Second                            20 1/2    15 1/2     15 7/8    12
   Third                             21 3/4    17 3/4     15 7/8    12 7/8
   Fourth                            28        17 1/2     16 1/8    12 3/8

        As of January 26, 1996, the Company had 2,328 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 26, 1996 was $26 1/4 per share.
        Common stock of the following majority-owned public subsidiaries is traded on the American Stock Exchange: Thermo Cardiosystems Inc. (symbol
   TCA) and Thermo Voltek Corp. (symbol TVL).


   Stock Transfer Agent

   The Bank of Boston is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

   The Bank of Boston
   P.O. Box 644
   Mail Stop: 45-02-09
   Boston, Massachusetts 02102-0644
   (617) 575-3120


   Dividend Policy

   The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.




                                       38PAGE

   Thermedics Inc.

   Shareholder Services

   Shareholders of Thermedics Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly reports and press releases will also be available through the Internet at Thermo Electron's home page on the World Wide Web (http://www.thermo.com).


   Form 10-K Report

   A copy of the Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.


   Annual Meeting

   The annual meeting of shareholders will be held on Monday, May 20, 1996, at 1:15 p.m. at the Turnberry Isle Resort & Club, Aventura, Florida.