Form 10-K, Exhibit 13
period 1996-12-28
THERMEDICS INC
filed 1997-03-17
CIK 721356

Exhibit 13





















                                 THERMEDICS INC.

                        Consolidated Financial Statements

                                      1996
PAGE

    Thermedics Inc.                                 1996 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)    1996        1995         1994
    ------------------------------------------------------------------------
    Revenues (Note 14)                     $258,085    $175,754     $155,111
                                           --------    --------     --------
    Costs and Operating Expenses:
      Cost of revenues                      132,896      97,290       87,597
      Selling, general, and administrative
        expenses (Note 8)                    77,539      47,933       42,734
      Research and development expenses      17,704      11,087       10,445
      Nonrecurring costs (Notes 3 and 13)    17,637           -            -
                                           --------    --------     --------
                                            245,776     156,310      140,776
                                           --------    --------     --------

    Operating Income                         12,309      19,444       14,335

    Interest Income                          10,765       9,073        7,273
    Interest Expense                         (3,770)     (3,677)      (3,206)
    Gain on Issuance of Stock by
      Subsidiaries (Note 11)                 23,651       3,455            -
    Gain on Sale of Investments, Net
      (Note 2)                                  956         421          203
    Other Income                                  -          14          719
                                           --------    --------     --------
    Income Before Provision for Income
      Taxes and Minority Interest            43,911      28,730       19,324
    Provision for Income Taxes (Note 5)      11,055       9,154        7,334
    Minority Interest Expense                 6,025       4,455        1,153
                                           --------    --------     --------
    Net Income                             $ 26,831    $ 15,121     $ 10,837
                                           ========    ========     ========
    Earnings per Share                     $    .70    $    .45     $    .33
                                           ========    ========     ========
    Weighted Average Shares                  38,080      33,660       32,878
                                           ========    ========     ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                        2PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                           1996       1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 82,673    $ 37,370
      Short-term available-for-sale investments,
        at quoted market value (amortized cost
        of $64,950 and $76,682; includes $1,937
        and $2,100 of related party investments;
        Notes 2 and 8)                                    65,054      77,916
      Accounts receivable, less allowances
        of $4,641 and $3,982                              58,736      41,327
      Inventories                                         50,604      44,261
      Prepaid income taxes and expenses (Note 5)          12,798       8,645
                                                        --------    --------
                                                         269,865     209,519
                                                        --------    --------
    Property, Plant, and Equipment, at Cost, Net          14,730      12,933
                                                        --------    --------

    Long-term Available-for-sale Investments,
      at Quoted Market Value (amortized cost
      of $33,929 and $39,795; Note 2)                     33,920      39,953
                                                        --------    --------
    Other Assets                                           6,563       4,171
                                                        --------    --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3, 5, and 13)                     113,764     101,574
                                                        --------    --------
                                                        $438,842    $368,150
                                                        ========    ========









                                        3PAGE

    Thermedics Inc.                                 1996 Financial Statements

    (In thousands except share amounts)                      1996       1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturity of
        long-term obligation (includes $38,000 due
        to parent company in 1995; Notes 3 and 7)       $  9,017    $ 47,420
      Accounts payable                                    17,960      16,336
      Accrued payroll and employee benefits                9,988       8,893
      Deferred revenue                                     1,397       1,705
      Accrued income taxes                                 5,438       2,340
      Accrued warranty costs                               3,271       3,637
      Other accrued expenses                              16,064      17,469
      Due to parent company                                1,600       1,606
                                                        --------    --------
                                                          64,735      99,406
                                                        --------    --------
    Deferred Income Taxes and Other Deferred
      Items (Note 5)                                       1,382       2,173
                                                        --------    --------
    Long-term Obligations (Note 7)                        74,359      45,201
                                                        --------    --------
    Minority Interest                                     92,308      54,360
                                                        --------    --------
    Commitments and Contingency (Notes 6 and 9)

    Shareholders' Investment (Notes 4, 8, and 10):
      Common stock, $.10 par value, 100,000,000
        shares authorized; 36,842,500 and
        33,986,050 shares issued                           3,684       3,399
      Capital in excess of par value                     138,433     120,665
      Retained earnings                                   69,018      42,187
      Treasury stock at cost, 166,144 and 2,146 shares    (4,729)        (42)
      Cumulative translation adjustment                     (409)        (88)
      Net unrealized gain on available-for-sale
        investments (Note 2)                                  61         889
                                                        --------    --------
                                                         206,058     167,010
                                                        --------    --------
                                                        $438,842    $368,150
                                                        ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

    Thermedics Inc.                                 1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                              1996        1995       1994
    -----------------------------------------------------------------------
    Operating Activities:
      Net income                           $  26,831   $  15,121  $  10,837
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Depreciation and amortization        9,124       5,678      4,208
          Gain on issuance of stock by
            subsidiaries (Note 11)           (23,651)     (3,455)         -
          Nonrecurring costs (Notes
            3 and 13)                         17,637           -          -
          Provision for losses on accounts
            receivable                         1,352         689      1,190
          Gain on sale of investments, net
            (Note 2)                            (956)       (421)      (203)
          Minority interest expense            6,025       4,455      1,153
          Increase (decrease) in deferred
            income taxes                        (725)        643        (67)
          Other noncash expenses               1,038         962      1,382
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable            (14,471)        221     (1,750)
              Inventories                       (899)    (10,304)     7,090
              Prepaid income taxes and
                expenses                          23      (1,957)       112
              Accounts payable                   611       3,468     (7,362)
              Other current liabilities       (1,534)      1,956      2,430
          Other                                 (270)       (182)       (62)
                                           ---------   ---------  ---------
    Net cash provided by operating
      activities                              20,135      16,874     18,958
                                           ---------   ---------  ---------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                             (37,044)    (56,560)   (44,657)
      Acquisition of product lines            (4,737)          -          -
      Purchases of property, plant, and
        equipment                             (6,972)     (4,407)    (3,220)
      Purchases of available-for-sale
        investments                          (99,800)   (101,246)   (78,303)
      Proceeds from sale and maturities of
        available-for-sale investments       118,356     104,786     77,677
      Other                                     (780)        399        266
                                           ---------   ---------  ---------
    Net cash used in investing activities  $ (30,977)  $ (57,028) $ (48,237)
                                           ---------   ---------  ---------

                                        5PAGE

    Thermedics Inc.                                 1996 Financial Statements

    (In thousands)                              1996        1995       1994
    -----------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of Company
        and subsidiaries' common stock
        (Note 10)                          $  49,780   $   4,515  $   2,020
      Purchases of Company and subsidiaries'
        common stock                         (15,665)       (179)    (8,064)
      Proceeds from issuance of note
        payable to parent company (Note 3)    15,000      38,000          -
      Repayments of notes payable to parent
        company (Notes 3 and 7)              (53,000)          -          -
      Net proceeds from issuance of
        subordinated convertible
        obligations (Note 7)                  63,249           -     31,968
      Repayment and repurchase of long-
        term obligations                      (2,432)       (132)         -
      Net decrease in short-term
        borrowings                            (1,944)     (1,961)         -
      Other                                     (146)        740        134
                                           ---------   ---------  ---------
    Net cash provided by financing
      activities                              54,842      40,983     26,058
                                           ---------   ---------  ---------
    Exchange Rate Effect on Cash               1,303        (502)        85
                                           ---------   ---------  ---------
    Increase (Decrease) in Cash and
      Cash Equivalents                        45,303         327     (3,136)
    Cash and Cash Equivalents at Beginning
      of Year                                 37,370      37,043     40,179
                                           ---------   ---------  ---------
    Cash and Cash Equivalents at End
      of Year                              $  82,673   $  37,370  $  37,043
                                           =========   =========  =========

    Cash Paid For:
      Interest                             $   5,333   $   3,328  $   2,884
      Income taxes                         $   7,108   $   6,489  $   4,980

    Noncash Activities:
      Fair value of assets of acquired
        companies                          $  42,955   $  67,394  $  65,493
      Cash paid for acquired companies       (37,445)    (56,879)   (44,743)
                                           ---------   ---------  ---------
        Liabilities assumed of acquired
          companies                        $   5,510   $  10,515  $  20,750
                                           =========   =========  =========
      Issuance of Company common stock to
        parent company in exchange for
        subsidiary common stock (Note 8)   $   4,236   $       -  $     936
      Conversions of Company and
        subsidiaries' convertible
        obligations (Note 7)               $  31,562   $  37,317  $   9,745

    The accompanying notes are an integral part of these consolidated financial statements.
                                        6PAGE

    Thermedics Inc.                                 1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                               1996       1995        1994
    -----------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of year           $  3,399   $  3,330    $  3,217
      Issuance of stock under employees'
        and directors' stock plans                 12          7          14
      Conversions of subordinated
        convertible debentures                     74         62          92
      Issuance of Company common stock to
        parent company in exchange for
        common stock of subsidiaries (Note 8)     199          -           7
                                             --------   --------    --------
        Balance at end of year                  3,684      3,399       3,330
                                             --------   --------    --------

    Capital in Excess of Par Value
      Balance at beginning of year            120,665    102,975      98,279
      Issuance of stock under employees'
        and directors' stock plans                737        378       1,079
      Tax benefit related to employees'
        and directors' stock plans              1,218        434         668
      Conversions of subordinated
        convertible debentures (Note 7)         7,631      6,259       9,316
      Issuance of Company common stock to
        parent company in exchange for
        common stock of subsidiaries (Note 8)   4,037          -         929
      Effect of majority-owned subsidiaries'
        equity transactions                     4,145      9,858      (7,296)
      Capital contribution from parent
        company                                     -        761           -
                                             --------   --------    --------
        Balance at end of year                138,433    120,665     102,975
                                             --------   --------    --------

    Retained Earnings
      Balance at beginning of year             42,187     27,066      16,229
      Net income                               26,831     15,121      10,837
                                             --------   --------    --------
        Balance at end of year                 69,018     42,187      27,066
                                             --------   --------    --------

    Treasury Stock
      Balance at beginning of year                (42)      (310)       (272)
      Issuance of stock under employees'
        and directors' stock plans                 58        268         (38)
      Purchase of Company common stock         (4,745)         -           -
                                             --------   --------    --------
        Balance at end of year                 (4,729)       (42)       (310)
                                             --------   --------     -------

    Cumulative Translation Adjustment
      Balance at beginning of year                (88)       326          (2)
      Translation adjustment                     (321)      (414)        328
                                             --------   --------    --------
      Balance at end of year                 $   (409)  $    (88)   $    326
                                             --------   --------    --------


                                        7PAGE

    Thermedics Inc.                                 1996 Financial Statements

    (In thousands)                               1996       1995        1994
    ------------------------------------------------------------------------
    Net Unrealized Gain (Loss) on Available-
      for-sale Investments
      Balance at beginning of year           $    889   $ (1,622)   $      -
      Effect of change in accounting
        principle (Note 2)                          -          -       1,185
      Change in net unrealized gain (loss)
        on available-for-sale investments
        (Note 2)                                 (828)     2,511      (2,807)
                                             --------   --------    --------
      Balance at end of year                       61        889      (1,622)
                                             --------   --------    --------
    Total Shareholders' Investment           $206,058   $167,010    $131,765
                                             ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

















                                        8PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermedics Inc. (the Company) develops, manufactures, and markets precision weighing and inspection equipment, electrochemistry and microweighing products, product quality assurance systems, electronic test instruments, and explosives-detection devices, as well as implantable heart-assist systems and other biomedical products.

    Relationship with Thermo Electron Corporation
        The Company was incorporated in 1983 as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 20,293,310 shares of the Company's common stock, representing 55% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company; its wholly owned subsidiaries; its majority-owned public subsidiaries, Thermo Cardiosystems Inc. (Thermo Cardiosystems), Thermo Voltek Corp. (Thermo Voltek), and Thermo Sentron Inc. (Thermo Sentron); and its majority-owned privately-held subsidiary, Thermedics Detection Inc. (Thermedics Detection). All material intercompany accounts and transactions have been eliminated. The Company's percentage ownership of its majority-owned subsidiaries at year end was as follows:

                                                        1996    1995   1994
    Thermo Cardiosystems                                 54%     52%    55%
    Thermo Voltek                                        51%     50%    60%
    Thermo Sentron                                       71%    100%   100%
    Thermedics Detection                                 94%    100%   100%

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Cash and Cash Equivalents
        As of December 28, 1996, $74,625,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 28, 1996, the Company's cash equivalents were also invested in U.S. government agency discount notes

                                        9PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    and money market preferred stock. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                         1996        1995
    ------------------------------------------------------------------------
    Raw materials and supplies                         $26,448      $21,517
    Work in process and finished goods                  24,156       22,744
                                                       -------      -------
                                                       $50,604      $44,261
                                                       =======      =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 30 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                         1996         1995
    ------------------------------------------------------------------------
    Land and building                                  $ 2,992       $ 2,944
    Machinery, equipment, and leasehold improvements    33,828        27,358
                                                       -------       -------
                                                        36,820        30,302
    Less: Accumulated depreciation and amortization     22,090        17,369
                                                       -------       -------
                                                       $14,730       $12,933
                                                       =======       =======

    Other Assets
        Other assets in the accompanying balance sheet includes the cost of acquired patents, trademarks, acquired technology, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 4 to 15 years. These assets were $3,815,000 and $2,916,000, net of accumulated amortization of $2,668,000 and $2,245,000, at year-end 1996 and 1995, respectively.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $9,343,000 and

                                       10PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    $6,343,000 at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment, titled "Cumulative translation adjustment." In 1994, the Company recorded foreign currency transaction gains of $635,000 on the repayment of intercompany borrowings, denominated in U.S. dollars, by several of the Company's foreign subsidiaries. The borrowings resulted from the acquisition of Ramsey Technology, Inc. by the Company. Foreign currency transaction gains are included in other income in the accompanying 1994 statement of income. There were no material foreign currency transaction gains or losses in 1996 and 1995.

    Revenue Recognition
        In general, the Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $6,564,000 in 1996, $8,521,000 in 1995, and $2,253,000 in 1994. The
    percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for customer billing on a cost-plus-fixed-fee basis when certain milestones are attained, or monthly, as costs are incurred. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying balance sheet and were not material at year-end 1996 and 1995. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

    Gain on Issuance of Stock by Subsidiaries
        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating

                                       11PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    entity and not engaged principally in research and development, the Company records the increase as a gain.
        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as "Effect of majority-owned subsidiaries' equity transactions."

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share has been computed based on the weighted average number of shares outstanding during the year. Weighted average shares in 1996 includes the effect of common stock equivalents, which represent the assumed conversion of the Company's noninterest-bearing subordinated convertible debentures and the assumed exercise of stock options that were computed using the treasury stock method. Because the effect of the assumed exercise of stock options would be immaterial in 1995 and 1994, they have been excluded from the earnings per share calculation. Fully diluted earnings per share has not been presented because the effect of the assumed exercise of stock options and the assumed conversion of the Company's interest-bearing subordinated convertible debentures would be immaterial.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                       12PAGE

   Thermedics Inc.                                   1996 Financial Statements

                   Notes to Consolidated Financial Statements

   2.  Available-for-sale Investments

        Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments." Effect of change in accounting principle in the accompanying 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.
        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, as of December 28, 1996, and December 30, 1995, are as follows:

                                                           Gross        Gross
                                    Market       Cost Unrealized   Unrealized
   (In thousands)                    Value      Basis      Gains       Losses
   --------------------------------------------------------------------------
   1996

   Government agency securities  $ 86,403   $ 86,412    $      7     $    (16)
   Corporate bonds                  6,806      6,634         172            -
   Money market preferred stock     1,060      1,071           -          (11)
   Other                            4,705      4,762           -          (57)
                                 --------   --------    --------     --------
                                 $ 98,974   $ 98,879    $    179     $    (84)
                                 ========   ========    ========     ========

   1995

   Government agency securities  $ 99,373   $ 98,434    $  1,020    $     (81)
   Corporate bonds                 10,612     10,169         454          (11)
   Money market preferred stock     6,297      6,287          28          (18)
   Other                            1,587      1,587           -            -
                                 --------   --------    --------     --------

                                 $117,869   $116,477    $  1,502     $   (110)
                                 ========   ========    ========     ========

       Short- and long-term available-for-sale investments in the accompanying 1996 balance sheet include $59,457,000 with contractual maturities of one year or less, $38,667,000 with contractual maturities of more than one year through five years, and $850,000 with contractual maturities of more than five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both to redeem these securities at an earlier date.

                                       13PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments, net, resulted from gross realized gains of $1,086,000, $439,000, and $241,000 and gross realized losses of $130,000, $18,000, and $38,000 in 1996, 1995, and 1994, respectively, relating to the sale of available-for-sale investments.

    3.  Acquisitions

        In December 1996, Thermo Cardiosystems acquired substantially all of the assets, subject to certain liabilities, of Nimbus Medical, Inc. (Nimbus), a research and development organization specializing in ventricular-assist devices and total artificial hearts, for $5,013,000 in cash. Nimbus is engaged strictly in research and development activities and, through its acquisition date, had not completed development of any commercial products for which it retains ownership rights. Nimbus' assets acquired by Thermo Cardiosystems included certain technology in development. The feasibility of the technology in development had not been conclusively established at the acquisition date and such technology had no future use other than in potential future generations of heart-assist devices or in total artificial hearts. In connection with the acquisition of Nimbus, Thermo Cardiosystems wrote off $4,909,000, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost.
        In January 1996, Thermedics Detection acquired the assets and certain liabilities of Moisture Systems Corporation and certain affiliated companies (collectively, Moisture Systems), and the stock of Rutter & Co. B.V. (Rutter) for a total purchase price of $21,668,000 in cash, which included the repayment of $700,000 of debt. In connection with these acquisitions, the Company borrowed $15,000,000 from Thermo Electron pursuant to a promissory note due March 1997, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The Company repaid the $15,000,000 promissory note to Thermo Electron in September 1996 (Note 7). Moisture Systems and Rutter design, manufacture, and sell instruments that use near-infrared spectroscopy to measure moisture and other product components. During 1996, the Company's majority-owned subsidiaries made other acquisitions for $15,501,000 in cash, subject to post-closing adjustments, as applicable.
        In December 1995, the Company acquired the Orion laboratory products division (Orion) of Analytical Technology, Inc. for $52,724,000 in cash, which included the repayment of $8,585,000 of debt. To partially finance this acquisition, the Company borrowed $38,000,000 from Thermo Electron pursuant to a promissory note due December 1996, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points. The balance of the purchase price was funded from the Company's working capital. The Company repaid the $38,000,000 promissory note to Thermo Electron in September 1996 (Note 7). Orion manufactures

                                       14PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

    electrochemistry, microweighing, process, and other instruments used to analyze the chemical composition of food, beverage, and pharmaceutical products and detect contaminants in high-purity water. In 1995, one of the Company's majority-owned subsidiaries made an acquisition for $3,755,000 in cash.
        In March 1994, the Company acquired substantially all of the assets, subject to certain liabilities, of Ramsey Technology, Inc. (Ramsey), a business of Baker Hughes Incorporated, for a cash purchase price of $41,872,000. In January 1996, Ramsey was contributed by the Company to its newly formed Thermo Sentron subsidiary in exchange for shares of Thermo Sentron common stock. Thermo Sentron designs, develops, manufactures, and sells high-speed precision weighing and inspection equipment for industrial production and packaging lines. In 1994, the Company and one of its majority-owned subsidiaries made other acquisitions for an aggregate of $2,871,000 in cash.
        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $111,826,000, which is being amortized over periods not exceeding 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in 1996, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information on a pro forma basis, assuming the Company, Thermo Sentron, and Orion had been combined since the beginning of 1994. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)                    1995      1994
    -------------------------------------------------------------------------
    Revenues                                               $218,920  $212,392
    Net income                                               17,186    12,821
    Earnings per share                                          .51       .39

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of 1994.

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1983, permitted the grant of nonqualified and incentive stock options. These plans expired during 1993. A third plan, adopted in 1993, permits the grant of a
                                       15PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company or its majority-owned public subsidiaries and Thermo Electron. Under this program, shares of the Company's or its majority-owned public subsidiaries', and shares of Thermo Electron's, common stock can be purchased at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at the end of a 12-month period at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1996, 1995, and 1994, the Company issued 9,503 shares, 14,552 shares, and 13,711 shares, respectively, of its common stock under this program.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1996 and 1995 under the Company's stock-based compensation plans been determined based on the fair value at

                                       16PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                 1996       1995
    -----------------------------------------------------------------------
    Net income:
      As reported                                        $26,831    $15,121
      Pro forma                                           25,653     14,951
    Earnings per share:
      As reported                                            .70        .45
      Pro forma                                              .67        .44

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                           1996        1995
    -----------------------------------------------------------------------
    Volatility                                              39%         39%
    Risk-free interest rate                               5.70%       6.05%
    Expected life of options                         5.03 years  3.72 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.



                                       17PAGE

   Thermedics Inc.                                   1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

   Stock Option Activity
       A summary of the Company's stock option activity is as follows:

                              1996              1995               1994
                        ----------------  ----------------  -----------------
                               Weighted           Weighted          Range of
                       Number   Average   Number   Average  Number    Option
   (Shares in              of  Exercise       of  Exercise      of    Prices
   thousands)          Shares     Price   Shares     Price  Shares per Share
   --------------------------------------------------------------------------
   Options outstanding,                                              $ 4.70-
     beginning of year  1,557    $12.38    1,773   $12.14    1,669    16.45
                                                                      12.43-
       Granted            303     27.17       27    17.65      366    14.53
                                                                       4.70-
       Exercised         (137)     9.12      (74)    8.16     (195)   10.65
                                                                       5.00-
       Forfeited          (59)    22.42     (169)   12.57      (67)   16.28
                        -----              -----             -----
   Options outstanding,                                              $ 4.70-
     end of year        1,664    $14.99    1,557   $12.38    1,773    16.45
                        =====    ======    =====   ======    =====   ======
                                                                     $ 4.70-
   Options exercisable  1,664    $14.99    1,557   $12.38    1,771    16.45
                        =====    ======    =====   ======    =====   ======
   Options available
     for grant            284                545               457
                        =====              =====             =====
   Weighted average fair
     value per share of
     options granted
     during year                 $11.49            $ 6.50
                                 ======            ======

        A summary of the status of the Company's stock options at December 28, 1996, is as follows:

                                          Options Outstanding and Exercisable
                                          -----------------------------------
                                                                     Weighted
                                                   Weighted Average   Average
                                           Number         Remaining  Exercise
   Range of Exercise Prices             of Shares  Contractual Life     Price
   --------------------------------------------------------------------------
   (Shares in thousands)

   $ 4.70 - $ 9.03                           458          2.4 years   $ 7.16
     9.04 -  15.93                           319          8.3 years    13.20
    15.94 -  22.83                           642          8.9 years    16.46
    22.84 -  29.73                           245          6.5 years    28.11
                                           -----
   $ 4.70 - $29.73                         1,664          6.6 years   $14.99
                                           =====

                                       18PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    401(k) Savings Plan and Employee Stock Ownership Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to 1995, in Thermo Electron's employee stock ownership plan (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions to the 401(k) plan are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,193,000, $1,011,000, and $942,000 in 1996, 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries, and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.

    5.  Income Taxes

        The components of income before provision for income taxes and minority interest are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Domestic                                    $35,861   $25,020   $17,761
    Foreign                                       8,050     3,710     1,563
                                                -------   -------   -------
                                                $43,911   $28,730   $19,324
                                                =======   =======   =======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $ 9,837   $ 7,541   $ 5,390
      State                                       1,725     1,546     1,335
      Foreign                                     3,618     1,783       998
                                                -------   -------   -------
                                                 15,180    10,870     7,723
                                                -------   -------   -------
    Net deferred (prepaid):
      Federal                                    (3,913)   (1,373)     (331)
      State                                           3      (343)      (58)
      Foreign                                      (215)        -         -
                                                -------   -------   -------
                                                 (4,125)   (1,716)     (389)
                                                -------   -------   -------
                                                $11,055   $ 9,154   $ 7,334
                                                =======   =======   =======

                                       19PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $3,520,000, $3,935,000, and $668,000 of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1996, 1995, and 1994, respectively. The provision for income taxes that is currently payable also does not reflect $1,800,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and minority interest due to the following:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                            $15,369   $10,056   $ 6,763
    Increases (decreases) resulting from:
      Gain on issuance of stock by subsidiaries  (8,278)   (1,206)        -
      Amortization and write-off of cost in
        excess of net assets of acquired
        companies                                 3,256       232       296
      State income taxes, net of federal tax      1,123       782       830
      Reduction in valuation allowance             (684)     (854)        -
      Tax-exempt investment income                  (11)     (115)     (113)
      Tax benefit of foreign sales corporation     (326)     (323)     (833)
      Foreign tax rate and regulation
        differential                               (132)      485       363
      Nondeductible expenses                        228       137        88
      Other, net                                    510       (40)      (60)
                                                -------   -------   -------
                                                $11,055   $ 9,154   $ 7,334
                                                =======   =======   =======


                                       20PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   5.  Income Taxes (continued)

       Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                    1996      1995
   ----------------------------------------------------------------
   Prepaid income taxes:
     Inventory reserves                           $ 1,403   $ 1,926
     Reserves and accruals                          3,433     1,042
     Warranty reserves                                934     1,142
     Tax loss and credit carryforwards                652     2,105
     Accrued compensation                           1,380     1,013
     Allowance for doubtful accounts                1,079       684
     Available-for-sale investments                   308      (116)
     Write-off of acquired technology (Note 3)      1,865         -
     Other, net                                       225       207
                                                  -------   -------
                                                   11,279     8,003
     Less: Valuation allowance                          -     1,516
                                                  -------   -------
                                                  $11,279   $ 6,487
                                                  =======   =======

   Deferred income taxes:
    Trademarks and other intangible assets        $   962   $ 1,627
    Difference in book and tax basis
     of fixed assets                                  288       348
                                                  -------   -------
                                                  $ 1,250   $ 1,975
                                                  =======   =======

       The 1995 valuation allowance primarily related to uncertainty surrounding the realization of tax loss and credit carryforwards and other tax assets of certain subsidiaries. The elimination of the valuation allowance in 1996 is primarily due to reduced uncertainty surrounding the realizability of such future tax benefits and was recorded in part as a reduction of $684,000 in the 1996 provision for income taxes. The remaining decrease in the valuation allowance primarily relates to the elimination of related tax loss and credit carryforwards due to the inability to obtain a benefit prior to the expiration thereof. The provision for income taxes in 1995 was reduced by $854,000 due to a decrease in the valuation allowance as a result of reduced uncertainty surrounding the realizability of tax assets of certain subsidiaries.
       As of December 28, 1996, federal and state tax assets existed at Thermo Voltek that are not consolidated for federal tax purposes. Thermo Voltek had federal and state tax net operating loss carryforwards of approximately $2,500,000 expiring in 1998 through 2006. The carryforwards of Thermo Voltek are limited to a tax benefit of approximately $240,000 per year under Sections 382 and 383 of the U.S. Internal Revenue Code.
        The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the

                                       21PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   5.  Income Taxes (continued)

   common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
       A provision has not been made for U.S. or additional foreign taxes on $8,041,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

   6.  Commitments

       The Company and its subsidiaries lease various office and manufacturing facilities under noncancellable operating lease arrangements expiring from 1997 through 2003. The accompanying statement of income includes expenses from operating leases of $5,501,000, $3,403,000, and $2,081,000 in 1996, 1995, and 1994, respectively. Future minimum payments due under noncancellable operating leases as of December 28, 1996, are $4,221,000 in 1997; $3,806,000 in 1998; $2,918,000 in 1999;
   $2,433,000 in 2000; $1,892,000 in 2001; and $7,542,000 in 2002 and
   thereafter. Total future minimum lease payments are $22,812,000.

   7.   Short- and Long-term Obligations and Other Financing Arrangements

   Long-term Obligations
        Long-term obligations of the Company are as follows:

   (In thousands except per share amounts)                  1996       1995
   ------------------------------------------------------------------------
   Noninterest-bearing subordinated convertible notes,
     due 2003, convertible at $32.68 per share           $65,000    $     -
   6 1/2% Subordinated convertible debentures,
     due 1998, convertible at $10.42 per share                 -      8,037
   3 3/4% Subordinated convertible debentures,
     due 2000, convertible into shares of
     Thermo Voltek at $7.83 per share                      9,345     25,240
   Noninterest-bearing subordinated convertible
     debentures, due 1997, convertible into shares
     of Thermo Cardiosystems at $14.49 per share           3,755     11,642
   Other                                                      14        282
                                                         -------    -------
                                                          78,114     45,201
   Less: Current maturity of long-term obligation          3,755          -
                                                         -------    -------
                                                         $74,359    $45,201
                                                         =======    =======

                                       22PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   7. Short- and Long-term Obligations and Other Financing Arrangements (continued)

       In February 1996, the Company called for redemption on March 11, 1996, all of the outstanding principal amount of its 6 1/2% subordinated convertible debentures due 1998. Approximately $7,780,000 of the outstanding principal amount of the debentures was converted into the Company's common stock.
       The Company's convertible obligations are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under its guarantee of Thermo Voltek's or Thermo Cardiosystems' obligations.
       In lieu of issuing shares of Thermo Voltek common stock upon the conversion of the 3 3/4% subordinated convertible debentures due 2000, Thermo Voltek has the option to pay holders of the debentures cash equal to the weighted average market price of its common stock on the trading date prior to conversion.
       During 1996, 1995, and 1994, convertible obligations of $31,562,000, $37,317,000, and $9,745,000, respectively, were converted into common stock of the Company or its subsidiaries.
       See Note 12 for fair value information pertaining to the Company's long-term obligations.

   Short-term Obligations and Other Financing Arrangements
       In September 1996, the Company repaid its $15,000,000 and $38,000,000 million promissory notes to Thermo Electron with proceeds from its 1996 issuance of $65,000,000 principal amount of noninterest-bearing subordinated convertible debentures.
       Several of the Company's foreign subsidiaries have lines of credit under which an aggregate of $17,344,000 may be borrowed at a current rate as determined by each country's local market. The lines of credit are denominated in local currency. Unused lines of credit were $12,178,000 as of December 28, 1996. Amounts borrowed under these agreements are included in notes payable and current maturity of long-term obligation in the accompanying balance sheet and are guaranteed by either the Company or Thermo Electron. The weighted average interest rate on these borrowings was 6.3% and 8.5% at year-end 1996 and 1995, respectively.

   8.  Related Party Transactions

   Corporate Services Agreement
       The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid Thermo Electron an amount equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate

                                       23PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   8.  Related Party Transactions (continued)

   services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). In addition, the Company uses data processing and contract administration services of two majority-owned subsidiaries of Thermo Electron, and is charged based on actual usage. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $2,613,000, $2,142,000, and $1,964,000 in 1996, 1995, and 1994, respectively. Management believes that the service fees charged by Thermo Electron and its subsidiaries are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Distribution Agreements
       Pursuant to an international distributorship agreement, Thermedics Detection appointed Arabian Business Machines Co. (ABM) as its exclusive distributor of the Company's security instruments in certain Middle Eastern countries. ABM is a member of The Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America Corporation and Competrol Real Estate Limited, two other members of The Olayan Group, which are indirectly controlled by Suliman
   S. Olayan, Ms. Olayan's father. Revenues recorded under this agreement totaled $652,000, $3,000, and $42,000 in 1996, 1995, and 1994,
   respectively. In addition, during 1994, the Company sold $1,240,000 of security instruments directly to a customer in the Middle East and paid a commission of $409,000 pursuant to the ABM distributor agreement.

   Management Contract
       Two executive employees of the Company allocate a portion of their salary, bonus, and travel expenses for the time they devote to Thermo Electron in connection with certain management responsibilities relating to International Technidyne Corporation (ITC), a wholly owned subsidiary of Thermo Electron, as well as Thermo Electron's other biomedical businesses. In 1996, 1995, and 1994, the Company was reimbursed $707,000, $402,000, and $84,000, respectively, under this arrangement.

   Repurchase Agreement

       The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.
   Short-term Available-for-sale Investments
        As of December 28, 1996, and December 30, 1995, the Company's short-term available-for-sale investments included $1,937,000 and $2,100,000 (amortized cost of $1,846,000 and $1,844,000), respectively, of 6 1/2% subordinated convertible debentures due 1997, which were purchased on the open market. The debentures have a par value of $1,800,000 and were issued by Thermo TerraTech Inc., a majority-owned subsidiary of Thermo Electron.
                                       24PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   8.   Related Party Transactions (continued)

   Common Stock
        In January and April 1996, the Company issued an aggregate of 1,987,273 shares of its common stock to Thermo Electron in exchange for 634,049 shares of common stock of Thermo Voltek and 929,947 shares of common stock of Thermo Cardiosystems. The shares of common stock were exchanged at their respective fair market values on the dates of the transactions.
        During 1994, the Company issued 66,265 shares of its common stock to Thermo Electron in exchange for 187,200 shares of Thermo Voltek common stock.
        Share information for Thermo Cardiosystems and Thermo Voltek has been restated to reflect three-for-two stock splits, effected in the form of 50% stock dividends, distributed in May 1996 and August 1996, respectively.

   9.   Contingency

        Thermo Cardiosystems has received correspondence alleging that the textured surface of the left ventricular-assist system's (LVAS) housing infringed the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel, believes that if Thermo Cardiosystems were sued on these bases, it would have meritorious defenses.

   10.  Common Stock

        At December 28, 1996, the Company had reserved 4,030,200 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of the noninterest-bearing subordinated convertible debentures.

   11.  Transactions in Stock of Subsidiaries

        In March 1996, Thermedics Detection issued 300,000 shares of its common stock, at $10.00 per share, in a private placement for net proceeds of $3,000,000, resulting in a gain of $2,516,000. In November 1996, Thermedics Detection issued 383,500 shares of its common stock, at $10.75 per share, in a private placement for net proceeds of $3,964,000, resulting in a gain of $3,165,000.
        In April 1996, the Company's Thermo Sentron subsidiary issued 2,875,000 shares of its common stock, at $16.00 per share, in an initial public offering for net proceeds of $42,335,000, resulting in a gain of $17,970,000.
        During 1995, $9,111,000 principal amount of Thermo Voltek's subordinated convertible debentures was converted into 1,163,098 shares of Thermo Voltek common stock, resulting in a gain of $3,455,000.

                                       25PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   11.  Transactions in Stock of Subsidiaries (continued)
        During 1996 and 1995, a large portion of Thermo Cardiosystems' subordinated convertible obligations was converted into shares of Thermo Cardiosystems common stock. No gains were recorded on the conversions of these convertible obligations as Thermo Cardiosystems was principally engaged in research and development at the time the convertible obligations were issued.

   12.  Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable and current maturity of long-term obligation, accounts payable, due to parent company, and long-term obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments, current maturity of long-term obligation, and long-term obligations, approximates fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The fair value of short- and long-term obligations was determined based on quoted market prices. The fair value of convertible obligations at year-end 1995 exceeds the carrying amount primarily due to the market price of the Company's or subsidiaries' common stock exceeding the conversion price of the convertible obligations. The carrying amount and fair value of the Company's short- and long-term obligations are as follows:
                                     1996                     1995
                             --------------------     --------------------
                             Carrying       Fair      Carrying        Fair
   (In thousands)              Amount      Value        Amount       Value
   -----------------------------------------------------------------------
   Current maturity of
     long-term
     obligation               $ 3,755     $ 7,435      $     -     $     -
                              =======     =======      =======     =======
   Convertible
     obligations              $74,345     $62,666      $44,919     $95,589
   Other long-term
     obligations                   14          14          282         282
                              -------     -------      -------     -------
                              $74,359     $62,680      $45,201     $95,871
                              =======     =======      =======     =======

   13.  Nonrecurring Costs

        The Company recorded nonrecurring costs of $12,728,000 in 1996 for the write-off of cost in excess of net assets of acquired company and certain other intangible assets associated with its Corpak subsidiary. The primary growth focus of the Company's biomedical products segment has become technology for improved product quality and implantable left ventricular-assist systems. The Company no longer expects to reinvest in its enteral nutrition-delivery business. The Company's analysis indicates
                                       26PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   13.  Nonrecurring Costs (continued)

   that the expected future undiscounted cash flow from this business would be insufficient to recover the Company's investment.
        In 1996, the Company wrote off $4,909,000 of acquired technology associated with the acquisition of Nimbus by Thermo Cardiosystems (Note
   3).

   14. Business Segments, Geographical Information, and Concentrations of Risk

        The Company's principal businesses can be divided into two segments. The Company's Instruments and Other Equipment segment develops, manufactures, sells, and distributes precision equipment that weighs and inspects bulk materials and packaged goods; electrochemistry, microweighing, and other laboratory instruments; process detection instruments; explosives-detection instruments; instruments that test electronic and electrical systems and components for immunity to electromagnetic interference; high-voltage power-conversion systems; and programmable power amplifiers. The Company's Biomedical Products segment develops, manufactures, and sells LVAS and other biomedical products.
        The Company's Instruments and Other Equipment segment derived revenues from precision weighing and inspection equipment of $70,027,000, $67,474,000 and $50,116,000 in 1996, 1995, and 1994, respectively, and from laboratory products of $50,854,000 in 1996. In addition, this segment derived revenues from process detection instruments of $16,032,000, $18,488,000, and $38,001,000, and from electronic test instruments of $44,081,000, $31,580,000, and $19,009,000 in 1996, 1995,
   and 1994, respectively.
        The Company's Biomedical Products segment derived revenues from LVAS devices of $29,970,000, $20,593,000, and $10,409,000 in 1996, 1995,
   and 1994, respectively.
        Certain raw materials used in the manufacture of Thermo Cardiosystems' LVAS are available from only one or two suppliers. Thermo Cardiosystems is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying certain other alternative materials and components or developing alternative sources for materials or components supplied by a single source. Although the Company believes that it has adequate supplies of materials and components to meet demand for the LVAS for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials or components in the future that could delay shipments of the LVAS.

                                       27PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   14. Business Segments, Geographical Information, and Concentrations of Risk (continued)

        No customer accounted for 10% or more of the Company's total revenues in 1996 and 1995. During 1994, revenues derived from one customer accounted for 21% of the Company's total revenues.

   (In thousands)                                  1996      1995      1994
   ------------------------------------------------------------------------
   Business Segment Information

   Revenues:
       Instruments and Other Equipment         $213,138  $136,742  $124,100
       Biomedical Products                       44,947    39,012    31,011
                                               --------  --------  --------
                                               $258,085  $175,754  $155,111
                                               ========  ========  ========

   Income before provision for income
     taxes and minority interest:
       Instruments and Other Equipment         $ 22,725  $ 14,778  $ 16,054
       Biomedical Products                       (8,304)    7,128     1,337
       Corporate (a)                             (2,112)   (2,462)   (3,056)
                                               --------  --------  --------
       Total operating income                    12,309    19,444    14,335
       Interest and other income, net            31,602     9,286     4,989
                                               --------  --------  --------
                                               $ 43,911  $ 28,730  $ 19,324
                                               ========  ========  ========

   Identifiable assets:
       Instruments and Other Equipment         $297,141  $213,755  $141,763
       Biomedical Products                      115,191   128,170   117,475
       Corporate (b)                             26,510    26,225    32,329
                                               --------  --------  --------
                                               $438,842  $368,150  $291,567
                                               ========  ========  ========

   Depreciation and amortization:
       Instruments and Other Equipment         $  7,304  $  4,040  $  2,923
       Biomedical Products                        1,808     1,609     1,256
       Corporate                                     12        29        29
                                               --------  --------  --------
                                               $  9,124  $  5,678  $  4,208
                                               ========  ========  ========
   Capital expenditures:
       Instruments and Other Equipment         $  5,185  $  2,669  $  1,919
       Biomedical Products                        1,787     1,715     1,278
       Corporate                                      -        23        23
                                               --------  --------  --------
                                               $  6,972  $  4,407  $  3,220
                                               ========  ========  ========

                                       28PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   14. Business Segments, Geographical Information, and Concentrations of Risk (continued)


   (In thousands)                                  1996      1995      1994
   ------------------------------------------------------------------------
   Geographical Information

   Revenues:
       United States                           $193,458  $127,729  $121,351
       Europe                                    62,955    43,018    31,640
       Other                                     14,420    13,084    12,594
       Transfers among geographical areas (c)   (12,748)   (8,077)  (10,474)
                                               --------  --------  --------
                                               $258,085  $175,754  $155,111
                                               ========  ========  ========
   Income before provision for income
     taxes and minority interest:
       United States                           $  5,552  $ 17,124  $ 15,292
       Europe                                     7,091     3,170     1,040
       Other                                      1,778     1,612     1,059
       Corporate (a)                             (2,112)   (2,462)   (3,056)
                                               --------  --------  --------
       Total operating income                    12,309    19,444    14,335
       Interest and other income, net            31,602     9,286     4,989
                                               --------  --------  --------
                                               $ 43,911  $ 28,730  $ 19,324
                                               ========  ========  ========
   Identifiable assets:
       United States                           $354,083  $301,613  $225,569
       Europe                                    50,762    33,259    27,361
       Other                                      7,487     7,053     6,308
       Corporate (b)                             26,510    26,225    32,329
                                               --------  --------  --------
                                               $438,842  $368,150  $291,567
                                               ========  ========  ========
   Export revenues included in United States
     revenues above (d):
       Europe                                  $ 21,700  $ 17,748  $ 21,455
       Other                                     38,497    22,378    34,149
                                               --------  --------  --------
                                               $ 60,197  $ 40,126  $ 55,604
                                               ========  ========  ========

   (a) Primarily general and administrative expenses.
   (b) Primarily cash, cash equivalents, and short- and long-term available-for-sale investments.
   (c) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
   (d) In general, export sales are denominated in U.S. dollars.


                                       29PAGE

    Thermedics Inc.                                 1996 Financial Statements

                   Notes to Consolidated Financial Statements

   15.  Unaudited Quarterly Information

   (In thousands except per share amounts)

   1996(a)                    First(b)    Second       Third       Fourth
   ----------------------------------------------------------------------
   Revenues                 $60,282      $62,630     $65,712      $69,461
   Gross profit              28,563       29,653      32,885       34,088
   Net income                 4,753        9,174       5,767        7,137
   Earnings per share           .13          .24         .15          .18


   1995                       First       Second       Third       Fourth(c)

   Revenues                 $43,858      $43,268     $41,224      $47,404
   Gross profit              19,572       19,553      17,595       21,744
   Net income                 3,262        3,666       4,017        4,176
   Earnings per share           .10          .11         .12          .12

   (a) Results include nontaxable gains of $2,516,000, $17,970,000, and $3,165,000 in the first, second, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
   (b) Reflects the January 1996 acquisition of Moisture Systems and Rutter.
   (c) Reflects the December 1995 acquisition of Orion.





                                       30PAGE

    Thermedics Inc.                                 1996 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermedics Inc.:

        We have audited the accompanying consolidated balance sheet of Thermedics Inc. (a Massachusetts corporation and 55%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics Inc. and subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                            Arthur Andersen LLP



    Boston, Massachusetts
    February 6, 1997




                                       31PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

    Overview

        The Company's business can be divided into two segments: Instruments and Other Equipment, and Biomedical Products. The Instruments and Other Equipment segment includes the Company's Thermo Sentron Inc. (Thermo Sentron) subsidiary, which designs, develops, manufactures, and sells high-speed precision weighing and inspection equipment for industrial production and packaging lines; its Orion laboratory products division (Orion), which manufactures electrochemistry, microweighing, process, and other instruments used to analyze the chemical compositions of foods, beverages, and pharmaceuticals and to detect contaminants in high-purity water; its Thermedics Detection Inc. (Thermedics Detection) subsidiary, which develops, manufactures, and markets high-speed, on-line detection instruments used in a variety of industrial process applications, explosives detection, and laboratory analysis; and its Thermo Voltek Corp. (Thermo Voltek) subsidiary, which manufactures electromagnetic compatibility testing instruments, high-voltage power-conversion systems, and programmable power amplifiers.
        As part of its Biomedical Products segment, the Company's Thermo Cardiosystems Inc. (Thermo Cardiosystems) subsidiary manufactures implantable left ventricular-assist systems (LVAS). Thermo Cardiosystems' electric LVAS is being used in Europe as a bridge to transplant and as an alternative to medical therapy. According to terms set by the U.S. Food and Drug Administration (FDA), no profit can be earned from the sale of an LVAS in the U.S. until the FDA has approved the device for commercial sale. With the FDA's approval, the Company began earning a profit on the sale of its air-driven LVAS in the fourth quarter of 1994. Until FDA approval has been obtained, the Company may not earn a profit on the sale in the U.S. of other products, such as the electric LVAS, currently used in clinical studies. The Company also develops and manufactures enteral nutrition delivery systems and a line of medical-grade polymers used in medical disposables and nonmedical, industrial applications, including safety glass and automotive coatings.
        Approximately 48% of the Company's revenues in 1996 were derived from sales of products outside of the U.S., through export sales and sales by the Company's foreign subsidiaries. The Company expects an increase in the percentage of revenues derived from international operations. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and
                                       32PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    competitive position can be affected by currency exchange rate fluctuations between the U.S. dollar and foreign currencies. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

    Results of Operations

    1996 Compared With 1995
        Total revenues increased 47% to $258.1 million in 1996 from $175.8 million in 1995. Instruments and Other Equipment segment revenues increased to $213.1 million in 1996 from $136.7 million in 1995, primarily due to the inclusion of $73.5 million in revenues from acquired businesses (Note 3), principally Orion, acquired in December 1995, Moisture Systems Corporation (Moisture Systems) and Rutter & Co. B.V. (Rutter), acquired by Thermedics Detection in January 1996 and, to a lesser extent, acquisitions by Thermo Sentron and Thermo Voltek. Thermedics Detection's process detection instrument sales to the beverage industry declined to $16.0 million in 1996 from $18.5 million in 1995, primarily due to a decrease in product demand from Thermedics Detection's principal customer, which has substantially completed its initial deployment of Alexus systems. Revenues from Thermedics Detection's explosives-detection systems increased to $7.1 million in 1996 from $4.6 million in 1995, primarily due to the sale of eight EGIS units to the U.S. government to provide counter-terrorism support in Israel. Revenues from Thermo Voltek increased $12.2 million to $48.5 million in 1996 due in part to an increase in revenues at its Comtest subsidiary from sales of electrostatic-discharge test equipment and its introduction of a new product line in 1995. In addition, Thermo Voltek's revenues increased due to the inclusion of $3.0 million in revenues from Pacific Power Source Corporation, acquired in July 1996, and increased demand for electromagnetic compatibility test equipment at its Keytek division.
        Biomedical Products segment revenues increased to $44.9 million in 1996 from $39.0 million in 1995. Revenues from Thermo Cardiosystems increased $9.4 million to $30.0 million in 1996, primarily due to a 61% increase in the number of air-driven and electric LVAS units shipped for subsequent implant and a 30% increase in the number of LVAS implementation programs sold during 1996. This increase was offset in part by a decline of $4.3 million in revenues from Scent Seal fragrance samplers. In June 1995, the Company entered into an agreement with a third party granting an exclusive license to all of its patents and know-how relating to the Scent Seal fragrance samplers to a third party in consideration for royalty payments on future sales by the licensee. The Company recorded royalty income of $426,000 in 1996 and $197,000 in 1995 related to this agreement. The Company expects that shipments of LVAS will stabilize at current levels until the electric LVAS is approved for commercial sale in the U.S. and for use outside the hospital. The Company believes that this approval could occur during 1997, however, there can be no assurance that the Company will receive this approval within the expected time period or at all.

                                       33PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
        The gross profit margin was 49% in 1996, compared with 45% in 1995. The gross profit margin for the Instruments and Other Equipment segment increased to 48% in 1996 from 43% in 1995, primarily due to the inclusion of higher-margin revenues at Orion, Moisture Systems, and Rutter.
        The gross profit margin for the Biomedical Products segment increased to 52% in 1996 from 49% in 1995, primarily due to an increase in revenues at Thermo Cardiosystems from higher-margin implementation programs, an increase in sales volume and, to a lesser extent, improvements in manufacturing efficiencies. These increases were offset in part by inventory write-offs at the Company's Corpak subsidiary associated with discontinued product lines. In addition, 1995 included lower-margin revenues from the sale of Scent Seal fragrance samplers.
        Selling, general, and administrative expenses as a percentage of revenues increased to 30% in 1996 from 27% in 1995, primarily due to higher expenses as a percentage of revenues at Orion, Moisture Systems, and Rutter and, to a lesser extent, costs incurred by Thermedics Detection related to a reduction in personnel and leased space in response to the lower sales volume of process detection instruments to the beverage industry.
        Research and development expenses as a percentage of revenues increased to 6.9% in 1996 from 6.3% in 1995, primarily due to increased research and development expenses at Thermedics Detection. The Company does not expect research and development expenses to increase as a result of Thermo Cardiosystems' acquisition of Nimbus Medical, Inc. (Nimbus) (Note 3), as most of Nimbus' research and development costs have historically been externally funded through government contracts.
        The primary growth focus of the Company's Biomedical Products segment has become technology for improved product quality and implantable LVAS. The Company no longer expects to reinvest in its enteral nutrition-delivery business. The Company's analysis indicates that the expected future undiscounted cash flow from this business will be insufficient to recover the Company's investment. Accordingly, in 1996, the Company recorded nonrecurring costs of $12.7 million for the write-off of cost in excess of net assets of acquired company and certain other intangible assets associated with its Corpak subsidiary. In addition, in connection with the December 1996 acquisition of Nimbus, the Company wrote off $4.9 million, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost (Note 3).
        Interest income increased to $10.8 million in 1996 from $9.1 million in 1995, primarily due to interest income earned on invested proceeds from the Company's May 1996 issuance of $65.0 million principal amount of noninterest-bearing subordinated convertible debentures and Thermo Sentron's April 1996 initial public offering of common stock. These increases were offset in part by cash used for the repayment of an aggregate of $53.0 million of promissory notes to Thermo Electron Corporation (Thermo Electron) (Note 3). Interest expense increased to $3.8 million in 1996 from $3.7 million in 1995, as a result of additional borrowings by the Company to fund acquisitions, largely offset by a decrease in interest expense due to conversions of the Company's and its subsidiaries' subordinated convertible obligations.

                                       34PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
        The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiary through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of Thermo Sentron's April 1996 initial public offering of its common stock and Thermedics Detection's March 1996 and November 1996 private placements of its common stock, the Company recorded gains of $23.7 million in 1996. These gains represent an increase in the Company's proportionate share of the subsidiary's equity and are classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial
    Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The FASB expects to issue a final statement or a revised exposure draft in 1997.
        The effective tax rate was 25% in 1996, compared with 32% in 1995. The effective tax rate in 1996 was below the statutory federal income tax rate primarily due to the nontaxable gain on issuance of stock by subsidiaries and the elimination of the valuation allowance no longer required (Note 5), offset in part by the nondeductible write-off of certain intangible assets at the Company's Corpak subsidiary (Note 13), the impact of state income taxes, and nondeductible amortization of cost in excess of net assets of acquired companies. The effective tax rate in 1995 was below the statutory federal income tax rate primarily due to nontaxable gain on issuance of stock by subsidiaries and the reduction of the valuation allowance no longer required (Note 5), offset in part by the impact of state income taxes.
        Minority interest expense increased to $6.0 million in 1996 from $4.5 million in 1995 due to higher profits at the Company's Thermo Voltek subsidiary, and to a lesser extent, the minority interest associated with the Company's newly public Thermo Sentron subsidiary.

    1995 Compared With 1994
         Total revenues increased 13% to $175.8 million in 1995 from $155.1 million in 1994. Instruments and Other Equipment segment revenues increased 10% to $136.7 million in 1995 from $124.1 million in 1994. Revenues increased $17.4 million due to the inclusion of sales for a full year from Thermo Sentron, acquired in March 1994. Revenues from Thermo Voltek increased $12.7 million, due to the inclusion of an additional $7.2 million in revenues from businesses acquired in 1994 and 1995, an increase of $3.1 million in revenues from Comtest primarily due to the
                                       35PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994 (continued)
    introduction of a new product line in 1995, and an increase of $2.3 million in revenues from Keytek due to greater demand. Revenues at Thermedics Detection were $28.0 million in 1995, compared with $50.3 million in 1994. Revenues from Thermedics Detection's process detection instruments declined to $18.5 million in 1995 from $38.0 million in 1994. This decline was due to a decrease in product demand from Thermedics Detection's principal customer, which has substantially completed its initial deployment of Alexus systems. Revenues from Thermedics Detection's EGIS explosives-detection system declined to $4.6 million in 1995 from $10.1 million in 1994. The Company's sales of the EGIS system have been made primarily to government entities outside of the U.S. During 1993 and 1994, large orders from the U.K. and German governments accounted for a significant portion of EGIS sales. These orders were substantially filled by the end of 1994.
        Biomedical Products segment revenues increased 26% to $39.0 million in 1995 from $31.0 million in 1994. Revenues from Thermo Cardiosystems increased by $10.2 million to $20.6 million due in part to an increase in the price of the LVAS. Revenues also increased due to a 43% increase in the number of air-driven and electric LVAS units shipped during 1995 compared with 1994. The increase in revenues from Thermo Cardiosystems was partially offset by a decline of $2.8 million in revenues from Scent Seal fragrance samplers. In June 1995, the Company entered into an agreement granting an exclusive license to all of its patents and know-how relating to the Scent Seal fragrance samplers to a third party in consideration for royalty payments on future sales by the licensee. The Company recorded royalty income of $197,000 in 1995.
        The gross profit margin was 45% in 1995, compared with 44% in 1994. The gross profit margin for the Instruments and Other Equipment segment was 43% in 1995, compared with 44% in 1994. This decline was primarily due to lower gross margins at Thermedics Detection as a result of a lower sales volume and, to a lesser extent, the inclusion of lower-margin research and development contract revenues. In addition, Thermo Voltek's gross profit margin decreased to 48% in 1995 from 49% in 1994 primarily due to higher European sales in one product line, which has lower margins due to competitive pricing pressures. These decreases were offset in part by improved gross profit margins at Thermo Sentron due to a reduction in operating expenses.
        The gross profit margin for the Biomedical Products segment was 49% in 1995, compared with 42% in 1994, reflecting higher margins at Thermo Cardiosystems resulting from the LVAS price increase and, to a lesser extent, the increase in sales volume and improvements in manufacturing efficiencies.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 27% in 1995 from 28% in 1994. This decline results primarily from lower expenses as a percentage of revenues at Thermo Cardiosystems as a result of a higher sales volume in 1995 and, to a lesser extent, a reduction in operating expenses at Thermo Sentron. These improvements were partially offset by higher expenses as a percentage of revenues at Thermedics Detection due to a lower sales volume in 1995.

                                       36PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994 (continued)
        Research and development expenses as a percentage of revenues decreased to 6.3% in 1995 from 6.7% in 1994, primarily due to lower expenses as a percentage of revenues at Thermo Cardiosystems as a result of an increase in total revenues.
        Interest income increased to $9.1 million in 1995 from $7.3 million in 1994 due to higher prevailing interest rates in 1995. Interest expense increased to $3.7 million in 1995 from $3.2 million in 1994 as a result of borrowings by Thermo Sentron's and Thermo Voltek's foreign subsidiaries, offset in part by a decrease in interest expense due to conversions of the Company's and its subsidiaries' subordinated convertible obligations.
        Gain on issuance of stock by subsidiaries of $3.5 million in 1995 resulted from the conversion of $9.1 million principal amount of Thermo Voltek's 3 3/4% subordinated convertible debentures.
        The effective tax rate was 32% in 1995, compared with 38% in 1994. The effective tax rate in 1995 was below the statutory federal income tax rate primarily due to the nontaxable gain on issuance of stock by subsidiaries and the reduction of the valuation allowance no longer required, offset in part by the impact of state income taxes (Note 5). The effective tax rate in 1994 was higher than the statutory federal income tax rate primarily due to the impact of state income taxes.
        Minority interest expense increased to $4.5 million in 1995 from $1.2 million in 1994 due to higher net income at the Company's Thermo Cardiosystems subsidiary and, to a lesser extent, the Company's Thermo Voltek subsidiary.

    Liquidity and Capital Resources

        Consolidated working capital was $205.1 million at December 28, 1996, compared with $110.1 million at December 30, 1995. Cash, cash equivalents, and short- and long-term available-for-sale investments were $181.6 million at December 28, 1996, compared with $155.2 million at December 30, 1995. Of the $181.6 million balance at December 28, 1996, $81.4 million was held by Thermo Cardiosystems, $34.8 million by Thermo Sentron, $27.9 million by Thermo Voltek, $13.5 million by Thermedics Detection, and the remainder by the Company and its wholly owned subsidiaries.
        During 1996, $20.1 million of cash was provided by operating activities. Cash provided by operations was offset in part by cash of $14.5 million used to fund an increase in accounts receivable primarily due to increased sales at Thermo Voltek and Thermo Cardiosystems and, to a lesser extent, due to a high level of sales in December 1996 at Thermo Sentron.
        During 1996, the Company's primary investing activities, excluding purchases, sales, and maturities of available-for-sale investments, included acquisitions and capital expenditures. In January 1996, the Company acquired the assets and certain liabilities of Moisture Systems and the stock of Rutter, for a total purchase price of $21.7 million in cash, which included the repayment of $0.7 million of debt. In connection with these acquisitions, the Company borrowed $15.0 million from Thermo Electron pursuant to a promissory note due February 1997 (Note 3). In September 1996, the Company repaid the promissory note with proceeds from
                                       37PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    the sale of subordinated convertible debentures (Note 7). During 1996, the Company, through its majority-owned subsidiaries, made other acquisitions of businesses and product lines for approximately $20.5 million in cash. During 1996, the Company expended $7.0 million on purchases of property, plant, and equipment and expects to make capital expenditures of approximately $8.0 million in 1997.
        During 1996, the Company expended approximately $54.8 million for financing activities. In March and November 1996, Thermedics Detection issued shares of its common stock in private placements for aggregate net proceeds of $7.0 million. In April 1996, Thermo Sentron issued shares of its common stock in an initial public offering for net proceeds of $42.3 million (Note 11). In May 1996, the Company issued and sold $65.0 million principal amount of noninterest-bearing subordinated convertible debentures due 2003, for net proceeds of $63.2 million (Note 7). In September 1996, the Company repaid its $15.0 million and $38.0 million promissory notes to Thermo Electron with proceeds from the debenture offering.
        The Company intends, for the foreseeable future, to maintain at least 50% ownership of Thermo Cardiosystems, Thermo Voltek, Thermo Sentron, and Thermedics Detection. This may require the Company's purchase of additional shares of common stock or, if applicable, convertible debentures (which are then converted) of these companies from time to time, as the number of the companies' outstanding shares increases, whether as a result of conversion of convertible notes or exercise of stock options issued by them, or otherwise. These or any other purchases may be made in the open market; directly from the applicable subsidiary, or Thermo Electron; or pursuant to the conversion of all or part of Thermo Voltek's subordinated convertible notes held by the Company. The Company's and Thermo Cardiosystems' Boards of Directors each authorized the repurchase, through June 1, 1997, and August 12, 1997, respectively, of up to $10.0 million of their own securities. The Company's authorization also includes the repurchase of securities of Thermo Cardiosystems, Thermo Voltek, and Thermo Sentron. Any such purchases would be funded from working capital. Through December 28, 1996, the Company and Thermo Cardiosystems had expended $10.0 million and $5.7 million, respectively, under their authorizations. In February 1997, the Securities and Exchange Commission declared effective a registration statement filed by Thermedics Detection covering shares of common stock to be offered in its initial public offering. The Company anticipates that the offering will be completed in March 1997.
        In January and April 1996, the Company issued an aggregate of 1,987,273 shares of its common stock to Thermo Electron in exchange for 634,049 shares of Thermo Voltek common stock and 929,947 shares of Thermo Cardiosystems common stock. The shares of common stock were exchanged at their respective fair market values on the dates of the transactions.

                                       38PAGE

    Thermedics Inc.                                 1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

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












                                       39PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Risks Associated With Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment its existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that it will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.
        Risks Associated with Spin-Out of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
        In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
    Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The FASB expects to issue a final statement or a revised exposure draft in 1997.
         International Operations. Sales outside the U.S. have accounted for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose

                                       40PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Forward-looking Statements

    additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.
        Technological Change and Competition. The market for many of the Company's products is characterized by changing technology, evolving industry standards, and new product introductions. The Company's future success will depend, in part, upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements. The Company is currently devoting significant resources toward the enhancement of its existing products and the development of new products and technologies. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion, or that these products will compete successfully with those of the Company's competitors. Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff, and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Competition could increase if new companies enter the market, or if existing competitors expand their product lines.
        Intellectual Property Rights. The Company relies upon trade secret protection and patents to protect its proprietary rights. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company, or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. The Company has received correspondence from a third party alleging that the textured surface of the LVAS infringes certain patent rights of such third party. The Company believes that it has meritorious defenses to the claims of the third party. However, no assurance can be given that the Company would be successful if litigation was commenced or that others will not claim that the Company infringes their intellectual property rights. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There

                                       41PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Forward-looking Statements

    can be no assurance that any license required under any such patent would be made available on acceptable terms, or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it, or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.
        Uncertainty of Regulatory Approval for Biomedical Devices. Thermo Cardiosystems' LVAS are subject to approval by the FDA before they may be sold for profit in the United States. Thermo Cardiosystems is also subject to regulatory requirements in foreign countries in which it markets its devices. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. Even after FDA approval has been obtained, such approval can be suspended or revoked if the FDA does not continue to be satisfied with the safety and efficacy of a product. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, recalls of products, operating restrictions, and criminal prosecutions.
        In October 1994, Thermo Cardiosystems received FDA approval for the commercial sale of its pneumatic LVAS. In April 1994, Thermo Cardiosystems received the CE Mark for commercial sale of the pneumatic LVAS in all European Union countries. Thermo Cardiosystems has developed the HeartPak(TM), a lightweight, portable console that can be carried over the shoulder and which can be used as an alternative to the larger external console approved for use with the pneumatic LVAS. The HeartPak received the CE Mark in February 1995 and is currently in Phase I clinical trials in the U.S. Thermo Cardiosystems' electric LVAS is currently in use in clinical trials in the U.S. These trials are testing the safety and efficacy of the device as both a bridge to transplant and as an alternative to transplant. The electric LVAS received the CE Mark in August 1995.
        No assurance can be given that Thermo Cardiosystems will file a supplement to its pre-market approval (PMA) application with the FDA with respect to the electric LVAS on a timely basis, or at all, or that the PMA supplement, if filed, will ultimately be approved by the FDA. In addition, any design changes to Thermo Cardiosystems' LVAS, including use of the portable console for the pneumatic LVAS, must be approved pursuant to a supplement to an approved PMA application. Failure of Thermo Cardiosystems to obtain FDA approval for the commercial sale of the electric LVAS, either as a bridge to transplant or as an alternative to transplant, would have a material adverse effect on Thermo Cardiosystems' long-term growth prospects. In addition, failure of Thermo Cardiosystems to obtain approval for the HeartPak portable console would require patients supported by the pneumatic LVAS to remain hospitalized. This could materially decrease the market for the pneumatic LVAS.
        Uncertainty of Patient Reimbursement. The cost of implanting a cardiac support system is substantial. Without the financial support of
                                       42PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Forward-looking Statements

    the government or third-party insurers, the market for Thermo Cardiosystems' devices will be limited. Medicare and Medicaid limit the reimbursement that U.S. hospitals receive for treating certain medical conditions by setting maximum fees that can be charged to their patients. Under these systems, hospitals are paid a fixed amount for treating each patient with a particular diagnosis. Private insurers also have initiated reimbursement systems designed to slow the escalation of health care costs. In addition, the federal government is considering, and certain state governments are considering or have adopted, new health care policies intended to curb rising health care costs. Such policies include rationing of government-funded reimbursement for health care services and imposing price controls upon providers of medical products and services. These policies could have the effect of limiting the availability of reimbursement for procedures, such as the implantation of an LVAS, that involve prolonged treatment of critically ill patients.
        In November 1995, the U.S. Health Care Finance Administration (HCFA) issued a decision that extends Medicare coverage to Thermo Cardiosystems' HeartMate pneumatic LVAS. Several major nongovernment insurers have already agreed to offer coverage for the pneumatic LVAS. Even though reimbursement has been established by HCFA and by certain nongovernment insurers, the amount of available reimbursement may change, and reimbursement may be denied by an insurer under certain circumstances, including if it is determined that a procedure was not the most cost-effective treatment method, was experimental, or was used for an unapproved indication. No assurance can be given that additional third-party reimbursement for the pneumatic LVAS will be granted within a reasonable period of time, or at all. The unavailability of third-party reimbursement for procedures involving Thermo Cardiosystems' systems would have a material adverse effect on Thermo Cardiosystems' business.
        Uncertainty of Opinion Leader Acceptance and Support for LVAS. A limited number of cardiac surgeons and cardiologists influences medical device selection and purchase decisions for a large portion of the target patient population. Thermo Cardiosystems will achieve its business objectives only if its LVAS are recommended for use by such opinion leaders. Thermo Cardiosystems has developed working relationships with a number of leading medical centers, and its existing and proposed LVAS have been well received by opinion leaders in cardiac surgery and cardiology. Moreover, since the inception of its work on cardiac support systems in 1966, Thermo Cardiosystems has relied upon surgical teams at medical institutions to perform clinical trials that are necessary to obtain FDA approvals. A continuing working relationship with those and other institutions will be important to the success of Thermo Cardiosystems. No assurance can be given that existing relationships and arrangements can be maintained or that new relationships will be established. Furthermore, economic, psychological, ethical, and other concerns may limit acceptance of heart assist devices in general, and there can be no assurance that markets of sufficient size will develop for Thermo Cardiosystems' LVAS.
        Availability of Components and Raw Materials Used in LVAS. Thermo Cardiosystems relies on a number of custom-designed components and materials supplied by other companies to manufacture its LVAS. Thermo Cardiosystems is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying alternative materials and components or developing alternative sources
                                       43PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Forward-looking Statements

    for the materials and components supplied by a single source. Although Thermo Cardiosystems believes that it has adequate supplies of materials and components to meet demand for its products for the foreseeable future, no assurance can be given that Thermo Cardiosystems will not experience in the future shortages of certain materials or components that could delay shipments of its products. The cost to Thermo Cardiosystems to evaluate and test alternative materials and components and the time necessary to obtain FDA approval for these materials are inherently difficult to determine because both time and cost are dependent on at least two factors: the similarity of the alternative material or component to the original material or component, and the amount of third-party testing that may have already been completed on alternative materials or components. There can be no assurance that the substitution of alternative materials or components would not cause delays in Thermo Cardiosystems' LVAS development programs or adversely affect Thermo Cardiosystems' ability to manufacture and ship LVAS to meet demand.
        Limited Manufacturing and Marketing Experience of Thermo Cardiosystems. Prior to FDA approval of commercial sale of the pneumatic LVAS, Thermo Cardiosystems was engaged only in the research and development of its LVAS. Since that time, Thermo Cardiosystems has been building its manufacturing, marketing, and sales capabilities. While Thermo Cardiosystems has not experienced difficulties in manufacturing its LVAS at volumes, cost, and quality levels, sufficient to satisfy the increased demand resulting from commercial approval, no assurance can be given that Thermo Cardiosystems will not encounter difficulties as sales volumes increase or new products or components are approved for commercial sale. Thermo Cardiosystems does not have experience in the large-scale commercialization of medical devices. While Thermo Cardiosystems has added sales and marketing staff and is expanding its distribution capabilities worldwide, no assurance can be given that Thermo Cardiosystems will be able to market and sell its products successfully in high volumes.
        Product Liability. Thermo Cardiosystems faces an inherent business risk of exposure to product liability claims relating to the use of its products. Although Thermo Cardiosystems currently maintains product liability insurance against this risk, there can be no assurance that it will continue to be able to obtain such coverage at economically feasible rates, if at all, or that such coverage will be adequate in terms and scope to completely protect Thermo Cardiosystems in the event of a successful product liability claim.
        Effect of Government Regulations and Approvals on Market for Thermo Sentron's Products. The market for certain of Thermo Sentron's products, both in the United States and abroad, is subject to or influenced by various domestic and foreign clean air and consumer protection laws. Thermo Sentron designs, develops, and markets its products to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for Thermo Sentron's products. In addition, the marketing of certain of Thermo Sentron's products is dependent upon the receipt of regulatory and other approvals, including industry association approvals of the design, construction, and accuracy of Thermo Sentron's products. Delays in obtaining, or the failure to obtain, any such approvals could have a

                                       44PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Forward-looking Statements

    material adverse effect on Thermo Sentron's business and results of operations.
        Effect of Electrical Standards on Demand for Thermo Voltek's Products. Demand for Thermo Voltek's EMC testing products and services is driven to a large extent by mandatory government standards and voluntary industry standards relating to electromagnetic compatibility. In particular, demand for Thermo Voltek's products results from efforts by manufacturers to comply with IEC 801, an EU directive that became effective on January 1, 1996. Although many manufacturers have not yet complied with IEC 801, as the number of non-complying manufacturers is reduced over time, demand for Thermo Voltek's products could be adversely affected. In addition, if new EMC standards requiring new testing capabilities are enacted less frequently or if EMC standards become less strict, demand for Thermo Voltek's products could be adversely affected.
        Dependence of Explosives-Detection Market on Government Regulation and Airline Industry. Sales of Thermedics Detection's explosives-detection systems for use in airports has been and will continue to be dependent on governmental initiatives to require, or support, the screening of checked luggage, carry-on items, and personnel with advanced explosives-detection equipment. Substantially all of such systems have been installed at airports in countries other than the United States in which the applicable government or regulatory authority overseeing the operations of the airport has mandated such screening. Such mandates are influenced by many factors outside of the control of Thermedics Detection, including political and budgetary concerns of governments, airlines, and airports. Of the more than 600 commercial airports worldwide, more than 400 are located in the United States. Accordingly, Thermedics Detection believes that the size of the market for explosives-detection equipment is, and will increasingly be, significantly influenced by United States government regulation. In the United States, the Aviation Security Act of 1990 directed the Federal Aviation Administration (FAA) to develop a standard for explosives-detection systems and required airports in the United States to deploy systems meeting this standard in 1993. The standard adopted by the FAA is more comprehensive than standards adopted in most other countries. To date, no system has demonstrated that it meets the FAA standard under realistic airport operating conditions. As a result, the FAA has not mandated the installation of automated explosives-detection systems, and only a limited number of these systems have been deployed, primarily on a test basis, in the United States. The FAA first certified a computed X-ray tomography system for checked luggage in December 1994. However, the FAA has recognized that this system must undergo further testing to resolve whether it can operate under realistic airport operating conditions. Thermedics Detection's systems are trace detectors for which no FAA certification process for checked baggage, carry-on, or personal screening exists to date. In 1992, the FAA approved Thermedics Detection's EGIS system for use by airlines in screening carry-on electronic items and luggage searches. Each airline must seek this approval for each application. Although the FAA has provided significant funding to Thermedics Detection in connection with the development of its explosives-detection technology, there can be no assurance that any of Thermedics Detection' systems will ever meet this or any other United States certification standard. Any product utilizing a technology ultimately recommended or required by the FAA will have a significant
                                       45PAGE

    Thermedics Inc.                                 1996 Financial Statements

                           Forward-looking Statements

    competitive advantage in the market for explosives-detection devices. Unless the FAA takes action with respect to a particular explosives-detection product or technology, airlines will not be required to upgrade existing metal-detection equipment. Earnings of U.S. air carriers tend to fluctuate significantly from time to time. Any depression in the financial condition of such carriers would likely result in lower capital spending for discretionary items. Moreover, there can be no assurance that additional countries will mandate the implementation of effective explosives screening for airline baggage, carry-on items or personnel, or that, if mandated, Thermedics Detection's systems will meet the certification or other requirements of the applicable government authority. Even if Thermedics Detection's systems were to meet the applicable requirements, there can be no assurance that Thermedics Detection would be able to market its systems effectively.
        In October 1996, the United States enacted legislation which includes a $144.2 million allocation to purchase explosives-detection systems and other advanced security equipment, including trace detection equipment such as the systems manufactured by Thermedics Detection, for carry-on and checked baggage screening. There can be no assurance that this legislation will not be modified to reduce the funding for advanced explosives equipment; that the necessary appropriations will be made to fund the purchases of advanced explosives-detection equipment contemplated by the legislation; that trace-detection equipment such as the systems manufactured by Thermedics Detection will be mandated; or that, even if such appropriation is made and such equipment is mandated, any of the Thermedics Detection's explosives-detection systems will be purchased for installation at any airports in the United States. Further, there can be no assurance that the U.S. will mandate the widespread use of these systems after completion of the initial purchases.
        Significance of Certain Customers to Thermedics Detection. Sales of process detection instruments and related services to bottlers licensed by The Coca-Cola Company (Coca-Cola Bottlers) were $32,184,000, $9,974,000 and $10,641,000 in 1994, 1995, and 1996, respectively. Sales to Coca-Cola Bottlers have decreased as these customers have substantially completed full deployment of Thermedics Detection's Alexus system in existing plant locations. Although the Company anticipates that Thermedics Detection will continue to derive revenues from the sale of upgrades and new systems to new plants, as well as services to the Coca-Cola Bottlers, the Company does not expect that revenues derived from these customers will continue at a rate comparable to prior years. While the Company believes that the introduction of new process detection products for the food, beverage, and other markets will continue to reduce the significance of the Coca-Cola Bottlers to Thermedics Detection's results of operations, there can be no assurance that Thermedics Detection will be successful in the introduction of new process detection products or that any sales of these products will be sufficient to maintain a rate of growth equivalent to prior years.


                                       46PAGE

    Thermedics Inc.                                 1996 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)      1996(a)    1995(b)    1994(c)     1993(d)   1992
    ------------------------------------------------------------------------
    Statement of Income Data:
    Revenues            $258,085   $175,754   $155,111    $ 80,220  $ 45,778
    Net income            26,831     15,121     10,837       6,670     2,467
    Earnings per share       .70        .45        .33         .22       .09

    Balance Sheet Data:
    Working capital     $205,130   $110,113   $128,330    $133,003  $ 63,205
    Total assets         438,842    368,150    291,567     237,487   146,663
    Long-term
      obligations         74,359     45,201     82,551      59,130    33,820
    Common stock
      of subsidiary
      subject to
      redemption               -          -          -         -       5,468
    Shareholders'
      investment         206,058    167,010    131,765     117,451    69,323

    (a)Reflects the January 1996 acquisition of Moisture Systems and Rutter, the May 1996 issuance of $65.0 million principal amount of noninterest-bearing subordinated convertible debentures, and nontaxable gains of $23.7 million from the issuance of stock by subsidiaries.
    (b)Reflects the December 1995 acquisition of Orion.
    (c)Reflects the January 1994 issuance of $33.0 million principal amount of noninterest-bearing subordinated convertible debentures by Thermo Cardiosystems and the March 1994 acquisition of Ramsey.
    (d)Reflects the May 1993 public offering of the Company's common stock for net proceeds of $30.0 million, the August 1993 acquisition of Comtest Instrumentation B.V. and Comtest Limited, and the November 1993 issuance of $34.5 million principal amount of 3 3/4% subordinated convertible debentures by Thermo Voltek.










                                       47PAGE

    Thermedics Inc.                                 1996 Financial Statements



   Common Stock Market Information
       The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TMD) for 1996 and 1995:

                                     1996                  1995
                                ------------------    ----------------
   Quarter                        High        Low      High       Low
   -------------------------------------------------------------------
   First                       $30 1/2    $23 3/8   $17 1/2    $12 1/2
   Second                       31 7/8     24 5/8    20 1/2     15 1/2
   Third                        31 1/8     20 1/4    21 3/4     17 3/4
   Fourth                       33 3/8     17 5/8    28         17 1/2

       As of January 24, 1997, the Company had 2,297 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $18 3/8 per share.
       Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: Thermo Cardiosystems Inc. (symbol
   TCA), Thermo Voltek Corp. (symbol TVL), Thermo Sentron Inc. (symbol TSR), and Thermedics Detection Inc. (TDX).

   Shareholder Services
       Shareholders of Thermedics Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases will be available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/tmd.html).

   Stock Transfer Agent
       Bank of Boston is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

       Bank of Boston
       c/o Boston EquiServe Limited Partnership
       P.O. Box 8040
       Boston, Massachusetts 02266-8040
       (617) 575-3120

                                       48PAGE

    Thermedics Inc.                                 1996 Financial Statements


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

   Form 10-K Report
       A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

   Annual Meeting
       The annual meeting of shareholders will be held on Monday, June 2, 1997, at 1:30 p.m. at the Hyatt Regency Hotel, Hilton Head, South Carolina.