Form 10-K, Exhibit 13
period 1998-01-03
THERMEDICS INC
filed 1998-03-18
CIK 721356

Exhibit 13











                                 THERMEDICS INC.

                        Consolidated Financial Statements

                                      1997
PAGE

    Thermedics Inc.                                 1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)     1997        1996        1995
    ------------------------------------------------------------------------
    Revenues (Note 14)                      $307,666    $292,077    $208,041
                                            --------    --------    --------
    Costs and Operating Expenses:
      Cost of revenues                       155,680     148,137     110,935
      Selling, general, and administrative
        expenses (Note 8)                     86,308      85,045      55,951
      Research and development expenses       24,270      21,363      14,874
      Nonrecurring costs (Notes 3 and 13)          -      17,637           -
                                            --------    --------    --------
                                             266,258     272,182     181,760
                                            --------    --------    --------
    Operating Income                          41,408      19,895      26,281

    Interest Income                           13,326      10,765       9,073
    Interest Expense                          (3,398)     (3,770)     (3,677)
    Gain on Issuance of Stock by
      Subsidiaries (Note 11)                  17,075      23,651       3,455
    Gain on Sale of Investments, Net
      (includes gain on sale of related-
      party investments of $428 in 1997;
      Notes 2 and 8)                             432         956         421
    Other Income                                  54           -          14
                                            --------    --------    --------
    Income Before Provision for Income
      Taxes and Minority Interest             68,897      51,497      35,567
    Provision for Income Taxes (Note 5)       19,675      13,969      11,781
    Minority Interest Expense                  7,730       8,390       6,612
                                            --------    --------    --------
    Net Income                              $ 41,492    $ 29,138    $ 17,174
                                            ========    ========    ========

    Earnings per Share (Note 15):
      Basic                                 $   1.13    $    .80    $    .51
                                            ========    ========    ========
      Diluted                               $   1.07    $    .75    $    .48
                                            ========    ========    ========

    Weighted Average Shares (Note 15):
      Basic                                   36,700      36,417      33,660
                                            ========    ========    ========
      Diluted                                 38,911      38,202      35,036
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        2PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $187,012    $ 82,800
      Short-term available-for-sale investments,
        at quoted market value (amortized cost of
        $58,144 and $64,950; includes $3,336 of
        related-party investments in 1996;
        Notes 2 and 8)                                    58,317      65,054
      Accounts receivable, less allowances of
        $4,207 and $4,903                                 61,488      62,783
      Inventories                                         59,574      54,230
      Prepaid income taxes and expenses (Note 5)          12,769      14,713
                                                        --------    --------
                                                         379,160     279,580
                                                        --------    --------
    Property, Plant, and Equipment, at Cost, Net          21,611      21,550
                                                        --------    --------
    Long-term Available-for-sale Investments, at
      Quoted Market Value (amortized cost of
      $12,655 and $33,929; Note 2)                        12,665      33,920
                                                        --------    --------
    Other Assets (Note 5)                                 12,139       7,885
                                                        --------    --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3, 5, and 13)                     110,977     113,764
                                                        --------    --------
                                                        $536,552    $456,699
                                                        ========    ========

                                        3PAGE

    Thermedics Inc.                                 1997 Financial Statements

    (In thousands except share amounts)                      1997       1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturity of
        long-term obligation (Note 7)                   $  7,498    $  9,017
      Accounts payable                                    18,020      19,615
      Accrued payroll and employee benefits               12,576      11,951
      Accrued income taxes                                 6,815       5,438
      Accrued warranty costs                               3,784       3,971
      Other accrued expenses                              18,838      19,818
      Due to parent company and affiliates                 2,266       1,600
                                                        --------    --------
                                                          69,797      71,410
                                                        --------    --------
    Deferred Income Taxes and Other Deferred Items
      (Note 5)                                               177       1,382
                                                        --------    --------
    Long-term Obligations (Note 7)                       142,771      74,359
                                                        --------    --------
    Minority Interest                                     96,461      97,966
                                                        --------    --------
    Commitments and Contingency (Notes 6 and 9)

    Shareholders' Investment (Notes 4, 8, 10, and 17):
      Common stock, $.10 par value, 100,000,000
        shares authorized; 36,846,175 and 36,842,500
        shares issued                                      3,685       3,684
      Capital in excess of par value                     113,913     138,433
      Retained earnings                                  116,034      74,542
      Treasury stock at cost, 134,172 and 166,144
        shares                                            (3,449)     (4,729)
      Cumulative translation adjustment                   (2,954)       (409)
      Net unrealized gain on available-for-sale
        investments (Note 2)                                 117          61
                                                        --------    --------
                                                         227,346     211,582
                                                        --------    --------
                                                        $536,552    $456,699
                                                        ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

    Thermedics Inc.                                 1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                            $ 41,492    $ 29,138    $ 17,174
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Depreciation and amortization       10,361      10,431       6,766
          Gain on issuance of stock by
            subsidiaries (Note 11)           (17,075)    (23,651)     (3,455)
          Nonrecurring costs (Notes 3
            and 13)                                -      17,637           -
          Provision for losses on accounts
            receivable                           815       1,352         689
          Gain on sale of investments, net
            (Note 2)                            (432)       (956)       (421)
          Minority interest expense            7,730       8,390       6,612
          Increase (decrease) in deferred
            income taxes                          45        (601)        766
          Other noncash expenses                 780         938         990
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable                491     (13,906)         53
              Inventories                     (5,367)       (839)    (11,675)
              Prepaid income taxes and
                expenses                        (845)         16      (2,367)
              Accounts payable                (2,042)        892       3,643
              Other current liabilities        2,906      (1,162)      2,704
          Other                                    -        (270)       (182)
                                            --------    --------    --------
    Net cash provided by operating
      activities                              38,859      27,409      21,297
                                            --------    --------    --------
    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                              (5,658)    (37,044)    (56,560)
      Acquisition of product lines                 -      (4,737)          -
      Purchases of property, plant, and
        equipment                             (7,087)     (8,621)     (6,691)
      Purchases of available-for-sale
        investments                          (89,900)    (99,800)   (101,246)
      Proceeds from sale and maturities of
        available-for-sale investments       118,413     118,356     104,786
      Other                                      275        (754)        371
                                            --------    --------    --------
    Net cash provided by (used in)
      investing activities                  $ 16,043    $(32,600)   $(59,340)
                                            --------    --------    --------

                                        5PAGE

    Thermedics Inc.                                 1997 Financial Statements

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of Company
        and subsidiaries' common stock
        (Note 10)                           $ 29,122    $ 49,780    $  4,515
      Purchases of Company and subsidiaries'
        common stock                         (51,091)    (15,665)       (179)
      Proceeds from issuance of note payable
        to parent company (Notes 3 and 7)          -      15,000      38,000
      Repayment of notes payable to parent
        company (Notes 3 and 7)                    -     (53,000)          -
      Net proceeds from issuance of
        subordinated convertible
        obligations (Note 7)                  68,028      63,249           -
      Repayment and repurchase of long-term
        obligations                             (700)     (2,432)       (132)
      Net increase (decrease) in short-term
        borrowings                             2,699      (1,944)     (1,961)
      International Technidyne transfers
        (to) from Thermo Electron                350      (5,567)     (2,158)
      Other                                        -        (146)        740
                                            --------    --------    --------
    Net cash provided by financing
      activities                              48,408      49,275      38,825
                                            --------    --------    --------
    Exchange Rate Effect on Cash                 902       1,303        (502)
                                            --------    --------    --------
    Increase in Cash and Cash Equivalents    104,212      45,387         280
    Cash and Cash Equivalents at Beginning
      of Year                                 82,800      37,413      37,133
                                            --------    --------    --------
    Cash and Cash Equivalents at End
      of Year                               $187,012    $ 82,800    $ 37,413
                                            ========    ========    ========

                                        6PAGE

    Thermedics Inc.                                 1997 Financial Statements

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Cash Paid For:
      Interest                              $  2,467    $  5,333    $  3,328
      Income taxes                          $ 14,588    $  7,108    $  6,489

    Noncash Activities:
      Fair value of assets of acquired
        companies                           $  9,351    $ 42,955    $ 67,394
      Cash paid for acquired companies        (6,291)    (37,445)    (56,879)
                                            --------    --------    --------
        Liabilities assumed of acquired
          companies                         $  3,060    $  5,510    $ 10,515
                                            ========    ========    ========

      Issuance of Company common stock to
        parent company in exchange for
        subsidiary common stock (Note 8)    $      -    $  4,236    $      -
                                            ========    ========    ========

      Conversions of Company and
        subsidiary convertible
        obligations (Note 7)                $  4,650    $ 31,562    $ 37,317
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        7PAGE

    Thermedics Inc.                                 1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of year          $  3,684    $  3,399    $  3,330
      Issuance of stock under employees'
        and directors' stock plans                 1          12           7
      Conversions of subordinated
        convertible debentures                     -          74          62
      Issuance of Company common stock to
        parent company in exchange for
        common stock of subsidiaries
        (Note 8)                                   -         199           -
                                            --------    --------    --------
      Balance at end of year                   3,685       3,684       3,399
                                            --------    --------    --------
    Capital in Excess of Par Value
      Balance at beginning of year           138,433     120,665     102,975
      Issuance of stock under employees'
        and directors' stock plans            (1,239)        737         378
      Tax benefit related to employees'
        and directors' stock plans                55       1,218         434
      Conversions of subordinated
        convertible debentures (Note 7)            -       7,631       6,259
      Issuance of Company common stock to
        parent company in exchange for
        common stock of subsidiaries
        (Note 8)                                   -       4,037           -
      Effect of majority-owned subsidiaries'
        equity transactions                  (23,336)      4,145       9,858
      Capital contribution from parent
        company                                    -           -         761
                                            --------    --------    --------
      Balance at end of year                 113,913     138,433     120,665
                                            --------    --------    --------

    Retained Earnings
      Balance at beginning of year            74,542      47,928      32,084
      Net income                              41,492      29,138      17,174
      International Technidyne transfers
        to Thermo Electron                         -      (2,524)     (1,330)
                                            --------    --------    --------
      Balance at end of year                 116,034      74,542      47,928
                                            --------    --------    --------
    Treasury Stock
      Balance at beginning of year            (4,729)        (42)       (310)
      Issuance of stock under employees'
        and directors' stock plans             1,572          58         268
      Purchases of Company common stock         (292)     (4,745)          -
                                            --------    --------    --------
      Balance at end of year                $ (3,449)   $ (4,729)   $    (42)
                                            --------    --------    --------

                                        8PAGE

    Thermedics Inc.                                 1997 Financial Statements

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Cumulative Translation Adjustment
      Balance at beginning of year          $   (409)   $    (88)   $    326
      Translation adjustment                  (2,545)       (321)       (414)
                                            --------    --------    --------
      Balance at end of year                  (2,954)       (409)        (88)
                                            --------    --------    --------
    Net Unrealized Gain on Available-
      for-sale Investments
      Balance at beginning of year                61         889      (1,622)
      Change in net unrealized gain (loss)
        on available-for-sale investments
        (Note 2)                                  56        (828)      2,511
                                            --------    --------    --------
      Balance at end of year                     117          61         889
                                            --------    --------    --------
    Total Shareholders' Investment          $227,346    $211,582    $172,751
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        9PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermedics Inc. (the Company) develops, manufactures, and markets precision weighing and inspection equipment, electrochemistry and microweighing products, product quality assurance systems, electronic test instruments and a range of power electronics, and security devices, as well as implantable heart-assist systems, whole-blood coagulation testing equipment, skin-incision devices, and other biomedical products.

    Relationship with Thermo Electron Corporation
        The Company was incorporated in 1983 as a wholly owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Electron owned 21,141,471 shares of the Company's common stock, representing 58% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company; its wholly owned subsidiaries; and its majority-owned public subsidiaries, Thermo Cardiosystems Inc., Thermo Voltek Corp., Thermo Sentron Inc., and Thermedics Detection Inc. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $175,101,000 and $74,625,000,
    respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, the Company's cash equivalents were also invested in U.S. government-agency discount notes and money market preferred stock. Cash equivalents are carried at cost, which approximates market value.

                                       10PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                        1997         1996
    -----------------------------------------------------------------------
    Raw materials and supplies                         $23,857      $28,210
    Work in process                                     18,218       10,719
    Finished goods                                      17,499       15,301
                                                       -------      -------
                                                       $59,574      $54,230
                                                       =======      =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 31.5 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                        1997         1996
    -----------------------------------------------------------------------
    Land and buildings                                 $ 6,154      $ 5,778
    Machinery, equipment, and leasehold improvements    49,443       43,114
                                                       -------      -------
                                                        55,597       48,892
    Less: Accumulated depreciation and amortization     33,986       27,342
                                                       -------      -------
                                                       $21,611      $21,550
                                                       =======      =======

    Other Assets
        Other assets in the accompanying balance sheet includes the cost of acquired patents, trademarks, acquired technology, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 4 to 40 years. These assets were $4,400,000 and $4,146,000, net of accumulated amortization of $3,253,000 and $2,798,000, at year-end 1997 and 1996, respectively.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $12,116,000 and $9,343,000 at year-end 1997 and 1996, respectively. The Company assesses

                                       11PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment, titled "Cumulative translation adjustment." There were no material foreign currency transaction gains or losses in the accompanying statement of income.

    Revenue Recognition
        The Company recognizes the majority of its revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $8,735,000 in 1997, $6,564,000 in 1996, and $8,521,000 in 1995. The
    percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for customer billing on a cost-plus-fixed-fee basis when certain milestones are attained, or monthly, as costs are incurred. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying balance sheet and were not material at year-end 1997 and 1996. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

    Gain on Issuance of Stock by Subsidiaries
        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain.
        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time

                                       12PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as "Effect of majority-owned subsidiaries' equity transactions."

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

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 15). As a result, all previously reported earnings per share have been restated and the Company is required to report diluted earnings per share. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

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

    Presentation
        The historical information for all periods presented has been restated to reflect the May 2, 1997, acquisition of International Technidyne Corporation by Thermo Cardiosystems from Thermo Electron, which has been accounted for at historical cost in a manner similar to a pooling of interests (Note 3).

                                       13PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments."
        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, are as follows:

                                                          Gross       Gross
                                   Market      Cost  Unrealized  Unrealized
    (In thousands)                  Value     Basis       Gains      Losses
    -----------------------------------------------------------------------
    1997

    Government-agency securities  $55,391   $55,334    $    66      $    (9)
    Corporate bonds                11,547    11,521         26            -
    Other                           4,044     3,944        174          (74)
                                  -------   -------    -------      -------
                                  $70,982   $70,799    $   266      $   (83)
                                  =======   =======    =======      =======

    1996

    Government-agency securities  $86,403   $86,412    $     7      $   (16)
    Corporate bonds                 6,806     6,634        172            -
    Money market preferred stock    1,060     1,071          -          (11)
    Other                           4,705     4,762          -          (57)
                                  -------   -------    -------      -------
                                  $98,974   $98,879    $   179      $   (84)
                                  =======   =======    =======      =======

        Short- and long-term available-for-sale investments in the accompanying 1997 balance sheet include $57,356,000 with contractual maturities of one year or less and $13,626,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. Gain on sale of investments, net, resulted from gross realized gains of $432,000, $1,086,000, and $439,000 in 1997, 1996, and 1995, respectively, and gross realized losses of $130,000 and $18,000 in 1996 and 1995, respectively, relating to the sale of available-for-sale investments.

                                       14PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

   3.  Acquisitions

       On May 2, 1997, Thermo Cardiosystems acquired International Technidyne from Thermo Electron in exchange for the right to receive 3,355,705 shares of Thermo Cardiosystems' common stock. International Technidyne is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables, and also manufactures premium-quality, single-use skin-incision devices.
       Because the Company, Thermo Cardiosystems, and International Technidyne were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests.
   Accordingly, all historical financial information presented has been restated to reflect the acquisition of International Technidyne. The 3,355,705 shares of Thermo Cardiosystems' common stock issuable in connection with the acquisition will not be issued until the listing of such shares for trading upon the American Stock Exchange has been approved by Thermo Cardiosystems' shareholders. Because the Company is the majority shareholder and intends to vote its shares in favor of such listing, the approval is assured and, therefore, the results of International
   Technidyne are included in the Company's results for all periods presented.
       Revenues and net income, as previously reported by the separate entities prior to the acquisition and as restated for the combined
   Company, are as follows:

   (In thousands)                                          1996       1995
   -----------------------------------------------------------------------
   Revenues:
     Historical                                        $258,085   $175,754
     International Technidyne                            33,992     32,287
                                                       --------   --------
                                                       $292,077   $208,041
                                                       ========   ========

   Net income:
     Historical                                        $ 26,831   $ 15,121
     International Technidyne                             4,672      4,210
     Minority interest expense not
       previously reported                               (2,365)    (2,157)
                                                       --------   --------
                                                       $ 29,138   $ 17,174
                                                       ========   ========

                                       15PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

   3.  Acquisitions (continued)

       In addition, during 1997, two of the Company's majority-owned subsidiaries made acquisitions for $6,291,000 in cash.
       In December 1996, Thermo Cardiosystems acquired substantially all of the assets, subject to certain liabilities, of Nimbus Medical, Inc.(Nimbus), a research and development organization specializing in ventricular-assist devices and total artificial hearts, for $5,013,000 in cash. Nimbus is engaged strictly in research and development activities and, through its acquisition date, had not completed development of any commercial products for which it retains ownership rights. Nimbus' assets acquired by Thermo Cardiosystems included certain technology in development. The feasibility of the technology in development had not been conclusively established at the acquisition date and such technology had no future use other than in potential future generations of heart-assist devices or in total artificial hearts. In connection with the acquisition of Nimbus, Thermo Cardiosystems wrote off $4,909,000, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost.
       In January 1996, Thermedics Detection acquired the assets and certain liabilities of Moisture Systems Corporation and certain affiliated companies (collectively, Moisture Systems), and the stock of Rutter & Co. B.V. (Rutter) for a total purchase price of $21,668,000 in cash, which included the repayment of $700,000 of debt. The cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $16,905,000, which is being amortized over 40 years. In connection with these acquisitions, the Company borrowed $15,000,000 from Thermo Electron pursuant to a promissory note due March 1997, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The Company repaid the $15,000,000 promissory note to Thermo Electron in September 1996 (Note 7). Moisture Systems and Rutter design, manufacture, and sell instruments that use near-infrared spectroscopy to measure moisture and other product components. During 1996, the Company's majority-owned subsidiaries made other acquisitions for $15,501,000 in cash.
       In December 1995, the Company acquired the Orion laboratory products division (Orion) of Analytical Technology, Inc. for $52,724,000 in cash, which included the repayment of $8,585,000 of debt. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $42,681,000, which is being amortized over 40 years. To partially finance this acquisition, the Company borrowed $38,000,000 from Thermo Electron pursuant to a promissory note due December 1996, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points. The balance of the purchase price was funded from the Company's working capital. The Company repaid the $38,000,000 promissory note to Thermo Electron in September 1996 (Note 7). Orion manufactures electrochemistry, microweighing, process, and other instruments used to analyze the chemical composition of food, beverage, and pharmaceutical products and detect contaminants in high-purity water. In 1995, one of the Company's majority-owned subsidiaries made an acquisition for $3,755,000 in cash.

                                       16PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

   3.  Acquisitions (continued)

       These acquisitions, excluding Thermo Cardiosystems' acquisition of International Technidyne, have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of all of these acquisitions exceeded the estimated fair value of the acquired net assets by $76,845,000, which is being amortized over periods not exceeding 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in 1997, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final allocation of purchase price will differ materially from the preliminary estimates.
       Based on unaudited data, the following table presents selected financial information on a pro forma basis, assuming the Company and Orion had been combined since the beginning of 1995. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

   (In thousands except per share amounts)                             1995
   ------------------------------------------------------------------------
   Revenues                                                        $251,207
   Net income                                                        19,239
   Earnings per share:
     Basic                                                              .57
     Diluted                                                            .54

       The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Orion been made at the beginning of 1995.

   4.  Employee Benefit Plans

   Stock-based Compensation Plans

   Stock Option Plans
   ------------------
       The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1983, permitted the grant of nonqualified and incentive stock options. These plans expired during 1993. Two other plans, adopted in 1993 and 1997, permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights
                                       17PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

   generally lapse ratably over a five- to ten-year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron.
       A summary of the Company's stock option activity is as follows:

                              1997              1996               1995
                       -----------------  ----------------  -----------------
                               Weighted          Weighted            Weighted
                       Number   Average   Number  Average   Number    Average
   (Shares in              of  Exercise       of Exercise       of   Exercise
   thousands)          Shares     Price   Shares    Price   Shares      Price
   --------------------------------------------------------------------------
   Options outstanding,
     beginning of year  1,664    $14.99    1,557   $12.38    1,773     $12.14

       Granted            111     19.00      303    27.17       27      17.65

       Exercised          (63)     7.92     (137)    9.12      (74)      8.16

       Forfeited         (128)    22.75      (59)   22.42     (169)     12.57
                        -----              -----             -----
   Options outstanding,
     end of year        1,584    $14.93    1,664   $14.99    1,557     $12.38
                        =====    ======    =====   ======    =====     ======

   Options exercisable  1,584    $14.93    1,664   $14.99    1,557     $12.38
                        =====    ======    =====   ======    =====     ======
   Options available
     for grant            296                284               545
                        =====              =====             =====

                                       18PAGE

   Thermedics Inc.                                   1997 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

       A summary of the status of the Company's stock options at January 3, 1998, is as follows:

                                         Options Outstanding and Exercisable
                                         -----------------------------------
                                                                    Weighted
                                          Number  Weighted Average   Average
                                              of         Remaining  Exercise
   Range of Exercise Prices               Shares  Contractual Life     Price
   -------------------------------------------------------------------------
   (Shares in thousands)

   $ 4.70 - $10.96                           398         1.5 years    $ 7.13
    10.97 -  17.21                           878         7.8 years     15.22
    17.22 -  23.47                           134         7.8 years     19.07
    23.48 -  29.73                           174         5.5 years     28.10
                                           -----
   $ 4.70 - $29.73                         1,584         6.0 years    $14.93
                                           =====

   Employee Stock Purchase Program
   -------------------------------
       Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company or its majority-owned public subsidiaries and Thermo Electron. Under this program, shares of the Company's or its majority-owned public subsidiaries', and shares of Thermo Electron's, common stock can be purchased at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at the end of a 12-month period at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1997, 1996, and 1995, the Company issued 9,445 shares, 9,503 shares, and 14,552 shares, respectively, of its common stock under this program.

   Pro Forma Stock-based Compensation Expense
       In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1997, 1996, and 1995 under the Company's stock-based compensation plans been determined based on the fair value at

                                       19PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)    1997        1996        1995
    -----------------------------------------------------------------------
    Net income:
      As reported                           $41,492     $29,138     $17,174
      Pro forma                              39,454      27,960      17,004
    Basic earnings per share:
      As reported                              1.13         .80         .51
      Pro forma                                1.08         .77         .51
    Diluted earnings per share:
      As reported                              1.07         .75         .48
      Pro forma                                1.01         .72         .48

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The weighted average fair value per share of options granted was $8.81, $11.49, and $6.50 in 1997, 1996, and 1995, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                               1997        1996         1995
    ------------------------------------------------------------------------
    Volatility                                  39%         39%          39%
    Risk-free interest rate                    6.2%        5.7%         6.1%
    Expected life of options              5.6 years   5.0 years    3.7 years

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

    401(k) Savings Plan
        The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions to the 401(k) plan are based upon the level of

                                       20PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    employee contributions. For these plans, the Company contributed and charged to expense $1,758,000, $1,460,000, and $1,289,000 in 1997, 1996,
    and 1995, respectively.

    5.  Income Taxes

        The components of income before provision for income taxes and minority interest are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Domestic                                    $63,053   $43,172   $31,857
    Foreign                                       5,844     8,325     3,710
                                                -------   -------   -------
                                                $68,897   $51,497   $35,567
                                                =======   =======   =======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $13,256   $12,058   $ 9,850
      State                                       3,008     2,327     2,202
      Foreign                                     2,049     3,618     1,783
                                                -------   -------   -------
                                                 18,313    18,003    13,835
                                                -------   -------   -------
    Net deferred (prepaid):
      Federal                                       496    (3,843)   (1,633)
      State                                         145        24      (421)
      Foreign                                       721      (215)        -
                                                -------   -------   -------
                                                  1,362    (4,034)   (2,054)
                                                -------   -------   -------
                                                $19,675   $13,969   $11,781
                                                =======   =======   =======

        The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,591,000, $3,520,000, and $3,935,000 of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1997, 1996, and 1995, respectively. The provision for income taxes that is currently payable also does not reflect $1,800,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996.

                                       21PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and minority interest due to the following:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                      $24,114   $18,024   $12,448
    Increases (decreases) resulting from:
      Gain on issuance of stock by subsidiaries  (5,976)   (8,278)   (1,206)
      State income taxes, net of federal tax      2,057     1,534     1,163
      Amortization and write-off of cost in
        excess of net assets of acquired
        companies                                   401     3,256       232
      Reduction in valuation allowance                -      (684)     (854)
      Tax-exempt investment income                    -       (11)     (115)
      Tax benefit of foreign sales corporation     (698)     (437)     (426)
      Foreign tax rate and regulation
        differential                               (125)     (132)      485
      Nondeductible expenses                        107       228       137
      Other, net                                   (205)      469       (83)
                                                -------   -------   -------
                                                $19,675   $13,969   $11,781
                                                =======   =======   =======

        Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Prepaid (deferred) income taxes:
      Reserves and accruals                     $ 3,732   $ 4,455
      Inventory reserves                          3,869     2,234
      Depreciation and amortization               1,912       958
      Accrued compensation                        1,988     1,380
      Write-off of acquired technology (Note 3)   1,834     1,865
      Tax loss and credit carryforwards           1,180       652
      Trademarks and other intangible assets     (1,069)     (962)
      Allowance for doubtful accounts               328     1,079
      Warranty reserves                             107       934
      Other, net                                     72       264
                                                -------   -------
                                                $13,953   $12,859
                                                =======   =======

                                       22PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        Thermo Voltek has federal tax net loss carryforwards, subject to the limitations described below. These net operating loss carryforwards will begin to expire in 1999. Pursuant to U.S. Internal Revenue Code Sections 382 and 383, the utilization of the net operating loss carryforwards is limited to the tax benefit of a deduction of approximately $240,000 per year with any unused portion of this annual limitation carried forward to future years. As of January 3, 1998, net operating loss carryforwards totaled $2,500,000, including $600,000 that have not been benefited since they will expire unused.
        The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
        A provision has not been made for U.S. or additional foreign taxes on $10,769,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    6.  Commitments

        The Company and its subsidiaries lease various office and manufacturing facilities under operating lease arrangements expiring from 1998 through 2003. The accompanying statement of income includes expenses from operating leases of $5,470,000, $5,689,000, and $3,416,000 in 1997,
    1996, and 1995, respectively. Future minimum payments due under noncancellable operating leases as of January 3, 1998, are $5,345,000 in 1998; $4,030,000 in 1999; $3,224,000 in 2000; $2,281,000 in 2001;
    $2,077,000 in 2002; and $6,506,000 in 2003 and thereafter. Total future minimum lease payments are $23,463,000.

                                       23PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Short- and Long-term Obligations and Other Financing Arrangements

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                 1997        1996
    ------------------------------------------------------------------------
    Noninterest-bearing subordinated convertible
      debentures, due 2003, convertible at
      $32.68 per share                                  $ 65,000    $ 65,000
    3 3/4% Subordinated convertible debentures,
      due 2000, convertible into shares of
      Thermo Voltek at $7.83 per share                     7,750       9,345
    4 3/4% Subordinated convertible debentures,
      due 2004, convertible into shares of
      Thermo Cardiosystems at $31.415 per share           70,000           -
    Noninterest-bearing subordinated convertible
      debentures, due 1997, convertible into shares
      of Thermo Cardiosystems at $14.49 per share              -       3,755
    Other                                                     52          14
                                                        --------    --------
                                                         142,802      78,114
    Less: Current maturity of long-term obligation            31       3,755
                                                        --------    --------
                                                        $142,771    $ 74,359
                                                        ========    ========

        The Company's convertible obligations are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under its guarantee of the Company's, Thermo Voltek's, or Thermo Cardiosystems' obligations.
        In lieu of issuing shares of Thermo Voltek common stock upon the conversion of the 3 3/4% subordinated convertible debentures due 2000, Thermo Voltek has the option to pay holders of the debentures cash equal to the weighted average market price of its common stock on the last trading date prior to conversion.
        During 1997, 1996, and 1995, convertible obligations of $4,650,000, $31,562,000, and $37,317,000, respectively, were converted into common stock of the Company or its subsidiaries.
        See Note 12 for fair value information pertaining to the Company's long-term obligations.

    Short-term Obligations and Other Financing Arrangements
        In September 1996, the Company repaid its $15,000,000 and $38,000,000 promissory notes to Thermo Electron with proceeds from its 1996 issuance of $65,000,000 principal amount of noninterest-bearing subordinated convertible debentures.
        Several of the Company's foreign subsidiaries have lines of credit outstanding of $5,506,000 and $5,262g,000 as of year-end 1997 and 1996, respectively. Amounts borrowed under these agreements are included in notes payable and current maturity of long-term obligation in the

                                       24PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7. Short- and Long-term Obligations and Other Financing Arrangements (continued)

    accompanying balance sheet, and are guaranteed by either the Company or Thermo Electron. The weighted average interest rate on these borrowings was 7.4% and 6.3% at year-end 1997 and 1996, respectively. Unused lines of credit were $12,305,000 as of year-end 1997. In addition, included in notes payable and current maturity of long-term obligation in 1997 is a $1,961,000 promissory note relating to an acquisition by Thermo Sentron, bearing interest at 7.94%. The promissory note was repaid in January 1998.

    8.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.20% of the Company's revenues in 1995. Beginning in fiscal 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). In addition, the Company uses data processing and contract administration services of two majority-owned subsidiaries of Thermo Electron, and is charged based on actual usage. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $3,143,000, $2,953,000, and $2,529,000 in 1997, 1996, and 1995, respectively.
    Management believes that the service fees charged by Thermo Electron and its subsidiaries are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Research and Development Agreement
        Pursuant to a subcontract entered into in October 1993, Thermedics Detection performs research and development services for Thermo Coleman Corporation, which is the prime contractor under a contract with the U.S. Department of Energy. Thermo Coleman is a wholly owned subsidiary of Thermo Electron. Thermo Coleman paid Thermedics Detection $533,000, $619,000, and $829,000 for services rendered in 1997, 1996, and 1995, respectively.

                                       25PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions (continued)

    Distribution Agreement
        Pursuant to an international distributorship agreement, Thermedics Detection appointed Arabian Business Machines Co. (ABM) as its exclusive distributor of the Company's security instruments in certain Middle Eastern countries. ABM is a member of The Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America Corporation, another member of The Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Revenues recorded under this agreement totaled $480,000, $652,000, and $3,000 in 1997, 1996, and 1995, respectively.

    Management Contract
        One of the Company's executive employees in 1997 and two of the Company's executive employees in 1996 allocated a portion of their salary, bonus, and travel expenses for the time they devote to Thermo Electron in connection with certain management responsibilities relating to Thermo Electron's wholly owned biomedical businesses. In 1997, 1996, and 1995, the Company was reimbursed $194,000, $707,000, and $402,000, respectively, under this arrangement.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Short-term Available-for-sale Investments
        As of December 28, 1996, the Company's short-term available-for-sale investments included $3,336,000 (amortized cost of $3,182,000) of 6 1/2% subordinated convertible debentures due 1997, which were purchased on the open market. The debentures have a par value of $3,100,000 and were issued by Thermo TerraTech Inc., a majority-owned subsidiary of Thermo Electron. The debentures were sold in 1997, resulting in a gain of $428,000, included in gain on sale of investments in the accompanying statement of income.

    Common Stock
        In January and April 1996, the Company issued an aggregate of 1,987,273 shares of its common stock to Thermo Electron in exchange for 634,049 shares of common stock of Thermo Voltek and 929,947 shares of common stock of Thermo Cardiosystems. The shares of common stock were exchanged at their respective fair market values on the dates of the transactions. See Note 17 for additonal information pertaining to related-party common stock activity.

    9.  Contingency

        Thermo Cardiosystems has received correspondence alleging that the textured surface of the left ventricular-assist system's (LVAS) housing infringed the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized

                                       26PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Contingency (continued)

    past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel, believes that if Thermo
    Cardiosystems were sued on these bases, it would have meritorious defenses.

    10. Common Stock

        At January 3, 1998, the Company had reserved 4,250,895 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of the noninterest-bearing subordinated convertible debentures.

    11. Transactions in Stock of Subsidiaries

        In March 1997, Thermedics Detection sold 2,671,292 shares of its common stock in an initial public offering at $11.50 per share, for net proceeds of $28,078,000, resulting in a gain of $17,075,000.
        In March 1996, Thermedics Detection sold 300,000 shares of its common stock in a private placement at $10.00 per share, for net proceeds of $3,000,000, resulting in a gain of $2,516,000. In November 1996, Thermedics Detection sold 383,500 shares of its common stock in a private placement at $10.75 per share, for net proceeds of $3,964,000, resulting in a gain of $3,165,000.
        In April 1996, Thermo Sentron sold 2,875,000 shares of its common stock in an initial public offering at $16.00 per share, for net proceeds of $42,335,000, resulting in a gain of $17,970,000.
        During 1995, $9,111,000 principal amount of Thermo Voltek's subordinated convertible debentures was converted into 1,163,098 shares of Thermo Voltek common stock, resulting in a gain of $3,455,000.
        During 1997, 1996, and 1995, a large portion of Thermo Cardiosystems' subordinated convertible obligations was converted into shares of Thermo Cardiosystems common stock. No gains were recorded on the conversions of these convertible obligations as Thermo Cardiosystems was principally engaged in research and development at the time the convertible obligations were issued.
        The Company's percentage ownership of its majority-owned subsidiaries at year end was as follows:

                                                         1997   1996   1995
    -----------------------------------------------------------------------
    Thermo Cardiosystems                                  51%    54%    52%
    Thermo Voltek                                         65%    51%    50%
    Thermo Sentron                                        71%    71%   100%
    Thermedics Detection                                  76%    94%   100%

                                       27PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable and current maturity of long-term obligation, accounts payable, due to parent company and affiliates, and long-term obligations. The carrying amount of these financial instruments, with the exception of available-for-sale investments, current maturity of long-term obligation, and long-term obligations, approximates fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The fair value of long-term obligations was determined based on quoted market prices. The carrying amount and fair value of the Company's long-term obligations are as follows:

                                      1997                     1996
                              -------------------     --------------------
                              Carrying       Fair     Carrying        Fair
    (In thousands)              Amount      Value       Amount       Value
     ---------------------------------------------------------------------
    Current maturity of
      long-term
      obligation             $      -    $      -     $  3,755    $  7,435
                             ========    ========     ========    ========

    Convertible
      obligations            $142,750    $130,201     $ 74,345    $ 62,666
    Other long-term
      obligations                  21          21           14          14
                             --------    --------     --------    --------
                             $142,771    $130,222     $ 74,359    $ 62,680
                             ========    ========     ========    ========

    13. Nonrecurring Costs

        The Company recorded nonrecurring costs of $12,728,000 in 1996 for the write-off of cost in excess of net assets of acquired company and certain other intangible assets associated with its Corpak subsidiary. The primary growth focus of the Company's biomedical products segment has become technology for improved product quality and implantable left ventricular-assist systems. The Company no longer expects to reinvest in its enteral nutrition-delivery business. The Company's analysis indicates that the expected future undiscounted cash flow from this business would be insufficient to recover the Company's investment.
        In addition, in 1996, the Company wrote off $4,909,000 of acquired technology associated with the acquisition of Nimbus by Thermo Cardiosystems (Note 3).

                                       28PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Business Segments, Geographical Information, and Concentrations of Risk

        The Company's principal businesses can be divided into two segments. The Company's Instruments and Other Equipment segment develops, manufactures, sells, and distributes precision equipment that weighs and inspects bulk materials and packaged goods; electrochemistry, microweighing, and other laboratory instruments; process detection instruments; security instruments; instruments that test electronic and electrical systems and components for immunity to electromagnetic interference; and a range of power electronics, including programmable power amplifiers and high-voltage power-conversion systems. The Company's Biomedical Products segment develops, manufactures, and sells LVAS; whole-blood, coagulation testing equipment, and skin-incision devices; and other biomedical products.
        The Company's Instruments and Other Equipment segment derived revenues from precision weighing and inspection equipment of $78,695,000, $70,027,000, and $67,474,000 in 1997, 1996, and 1995, respectively, and from laboratory products of $53,054,000 and $50,854,000 in 1997 and 1996, respectively. In addition, this segment derived revenues from electronic test instruments and power products of $44,648,000, $48,507,000, and $36,326,000 in 1997, 1996, and 1995, respectively.
        The Company's Biomedical Products segment derived revenues from LVAS devices of $24,969,000, $29,970,000, and $20,593,000 in 1997, 1996, and
    1995, respectively. In addition, this segment derived revenues from blood-coagulation testing equipment and skin-incision devices of $35,873,000, $33,992,000, and $32,287,000 in 1997, 1996, and 1995,
    respectively.
        Certain raw materials used in the manufacture of Thermo Cardiosystems' LVAS are available from only one or two suppliers. Thermo Cardiosystems is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying certain other alternative materials and components or developing alternative sources for materials or components supplied by a single source. Although the Company believes that it has adequate supplies of materials and components to meet demand for the LVAS for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials or components in the future that could delay shipments of the LVAS.

                                       29PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Business Segments, Geographical Information, and Concentrations of Risk (continued)

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------
    Business Segment Information

    Revenues:
        Instruments and Other Equipment         $227,717  $213,138  $136,742
        Biomedical Products                       79,949    78,939    71,299
                                                --------  --------  --------
                                                $307,666  $292,077  $208,041
                                                ========  ========  ========
    Income before provision for income
      taxes and minority interest:
        Instruments and Other Equipment         $ 29,371  $ 22,725  $ 14,778
        Biomedical Products                       14,141      (718)   13,965
        Corporate (a)                             (2,104)   (2,112)   (2,462)
                                                --------  --------  --------
        Total operating income                    41,408    19,895    26,281
        Interest and other income, net            27,489    31,602     9,286
                                                --------  --------  --------
                                                $ 68,897  $ 51,497  $ 35,567
                                                ========  ========  ========
    Identifiable assets:
        Instruments and Other Equipment         $325,219  $297,141  $213,755
        Biomedical Products                      183,734   133,048   146,269
        Corporate (b)                             27,599    26,510    26,225
                                                --------  --------  --------
                                                $536,552  $456,699  $386,249
                                                ========  ========  ========
    Depreciation and amortization:
        Instruments and Other Equipment         $  7,115  $  7,304  $  4,040
        Biomedical Products                        3,232     3,115     2,697
        Corporate                                     14        12        29
                                                --------  --------  --------
                                                $ 10,361  $ 10,431  $  6,766
                                                ========  ========  ========
    Capital expenditures:
        Instruments and Other Equipment         $  3,530  $  5,185  $  2,669
        Biomedical Products                        3,539     3,436     3,999
        Corporate                                     18         -        23
                                                --------  --------  --------
                                                $  7,087  $  8,621  $  6,691
                                                ========  ========  ========

                                       30PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Business Segments, Geographical Information, and Concentrations of Risk (continued)

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------
    Geographical Information

    Revenues:
        United States                           $245,682  $227,077  $160,016
        Europe                                    56,827    61,894    43,018
        Other                                     18,362    14,311    13,084
        Transfers among geographical areas (c)   (13,205)  (11,205)   (8,077)
                                                --------  --------  --------
                                                $307,666  $292,077  $208,041
                                                ========  ========  ========
    Income before provision for income
      taxes and minority interest:
        United States                           $ 37,231  $ 12,863  $ 23,961
        Europe                                     3,461     7,366     3,170
        Other                                      2,820     1,778     1,612
        Corporate (a)                             (2,104)   (2,112)   (2,462)
                                                --------  --------  --------
        Total operating income                    41,408    19,895    26,281
        Interest and other income, net            27,489    31,602     9,286
                                                --------  --------  --------
                                                $ 68,897  $ 51,497  $ 35,567
                                                ========  ========  ========
    Identifiable assets:
        United States                           $445,839  $371,326  $319,712
        Europe                                    51,520    51,376    33,259
        Other                                     11,594     7,487     7,053
        Corporate (b)                             27,599    26,510    26,225
                                                --------  --------  --------
                                                $536,552  $456,699  $386,249
                                                ========  ========  ========
    Export revenues included in United States
      revenues above (d):
        Europe                                  $ 30,723  $ 24,769  $ 21,432
        Other                                     49,001    42,233    25,602
                                                --------  --------  --------
                                                $ 79,724  $ 67,002  $ 47,034
                                                ========  ========  ========
    ____________
    (a) Primarily general and administrative expenses.
    (b) Primarily cash, cash equivalents, and short- and long-term available-for-sale investments.
    (c) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (d) In general, export sales are denominated in U.S. dollars.

                                       31PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    15. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)     1997        1996        1995
    ------------------------------------------------------------------------
    Basic
    Net income                              $ 41,492    $ 29,138    $ 17,174
                                            --------    --------    --------
    Weighted average shares                   36,700      36,417      33,660
                                            --------    --------    --------
    Basic earnings per share                $   1.13    $    .80    $    .51
                                            ========    ========    ========

    Diluted
    Net income                              $ 41,492    $ 29,138    $ 17,174
    Effect of:
      Convertible obligations                      -          50         428
      Majority-owned subsidiaries'
        dilutive securities                      (39)       (441)       (651)
                                            --------    --------    --------
    Income available to common
      shareholders, as adjusted             $ 41,453    $ 28,747    $ 16,951
                                            --------    --------    --------

    Weighted average shares                   36,700      36,417      33,660
    Effect of:
      Convertible obligations                  1,989       1,346       1,055
      Stock options                              222         439         321
                                            --------    --------    --------
    Weighted average shares, as adjusted      38,911      38,202      35,036
                                            --------    --------    --------
    Diluted earnings per share              $   1.07    $    .75    $    .48
                                            ========    ========    ========

        The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 3, 1998, there were 496,380 of such options outstanding, with exercise prices ranging from $17.73 to $29.73 per share.

                                       32PAGE

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    16. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                       First(a)   Second        Third      Fourth
    ---------------------------------------------------------------------
    Revenues                 $72,057     $75,996      $76,217     $83,396
    Gross profit              35,096      37,856       37,784      41,250
    Net income                21,966       5,506        6,664       7,356
    Earnings per share:
      Basic                      .60         .15          .18         .20
      Diluted                    .56         .14          .17         .19

    1996(b)                    First      Second        Third      Fourth
    ---------------------------------------------------------------------
    Revenues                 $68,994     $71,094      $74,202     $77,787
    Gross profit              33,185      34,121       37,668      38,966
    Net income                 5,257       9,754        6,359       7,768
    Earnings per share:
      Basic                      .15         .27          .17         .21
      Diluted                    .14         .25          .16         .20
    ____________
    (a) Results include a nontaxable gain of $17,075,000 from the issuance of stock by subsidiaries.
    (b) Results include nontaxable gains of $2,516,000, $17,970,000, and $3,165,000 in the first, second, and fourth quarters, respectively, from the issuance of stock by subsidiaries.

    17. Subsequent Event

        On February 5, 1998, the Company's Board of Directors voted to issue 4,880,533 shares of its common stock to Thermo Electron in exchange for 100% of the stock of TMO TCA Holdings Inc., which is the beneficial owner of 3,355,705 shares of Thermo Cardiosystems' common stock. The issuance of the 3,355,705 shares of Thermo Cardiosystems common stock is subject to the approval by Thermo Cardiosystems' shareholders for the acquisition of International Technidyne from Thermo Electron (Note 3). The Company's issuance of the 4,880,533 shares of its common stock to Thermo Electron is subject to approval by the Company's shareholders. However, because Thermo Electron is the majority shareholder and intends to vote its shares in favor of the transaction, approval is assured. The shares of common stock will be exchanged at their respective fair market values as of February 5, 1998.

                                       33PAGE

    Thermedics Inc.                                 1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermedics Inc.:

        We have audited the accompanying consolidated balance sheet of Thermedics Inc. (a Massachusetts corporation and 58%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics Inc. and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                            Arthur Andersen LLP



    Boston, Massachusetts
    February 12, 1998

                                       34PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

    Overview

        The Company's business are divided into two segments: Instruments and Other Equipment, and Biomedical Products. The Instruments and Other Equipment segment includes the Company's Thermo Sentron Inc. subsidiary, which designs, develops, manufactures, and sells high-speed precision weighing and inspection equipment for industrial production and packaging lines; its Orion laboratory products division (Orion), which manufactures electrode-based chemical-measurement products that determine the quality of a wide variety of substances by measuring components, such as pH, ion, dissolved oxygen, and conductivity levels and are used in the agricultural, biomedical research, food-processing, pharmaceutical, and many other industries; its Thermedics Detection Inc. subsidiary, which develops, manufactures, and markets high-speed, on-line detection instruments used in a variety of industrial process applications, security applications, and laboratory analysis; and its Thermo Voltek Corp. subsidiary, which manufactures electronic-test instruments and a range of products related to power amplification, conversion, and quality.
        As part of its Biomedical Products segment, the Company's Thermo Cardiosystems Inc. subsidiary manufactures two implantable left ventricular-assist systems (LVAS): a pneumatic, or air-driven, system and an electric version. Thermo Cardiosystems' electric LVAS is being used in Europe as a bridge to transplant and as an alternative to medical therapy. According to terms set by the U.S. Food and Drug Administration
    (FDA), no profit can be earned from the sale of an LVAS in the U.S. until the FDA has approved the device for commercial sale. With the FDA's approval, the Company began earning a profit on the sale of its air-driven LVAS in 1994. Until FDA approval has been obtained, the Company may not earn a profit on the sale in the U.S. of other products, such as the electric LVAS, currently used in clinical studies. Thermo Cardiosystems' International Technidyne Corporation subsidiary is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables and also manufactures single-use, premium-quality, skin-incision devices. The Company also develops and manufactures and markets enteral nutrition-delivery systems and a line of medical-grade polymers used in medical disposables and nonmedical, industrial applications, including safety glass and automotive coatings.
                                       35PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

        Approximately 46% of the Company's revenues in 1997 were derived from sales of products outside of the U.S., through export sales and sales by the Company's foreign subsidiaries. During 1997, the Company had exports from its U.S. and foreign operations to Asia of approximately 8% of total revenues. Exports to Asia in 1997 were primarily to Japan, China, and South Korea. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales could be adversely affected by the unstable economic conditions in Asia. The Company expects an increase in the percentage of revenues derived from international operations. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations between the U.S. dollar and foreign currencies. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

    Results of Operations

    1997 Compared With 1996
        Total revenues increased to $307.7 million in 1997 from $292.1 million in 1996. Instruments and Other Equipment segment revenues increased to $227.7 million in 1997 from $213.1 million in 1996, primarily due to increases in revenues of $7.6 million, $8.7 million, and $2.2 million at Thermedics Detection, Thermo Sentron, and Orion, respectively, offset in part by a $3.9 million decrease in revenues at Thermo Voltek.
        Revenues at Thermedics Detection increased to $51.3 million in 1997 from $43.8 million in 1996. Revenues from Thermedics Detection's process detection instruments and related services increased to $22.4 million in 1997 from $16.0 million in 1996, primarily as a result of the fulfillment of a mandated product-line upgrade from The Coca-Cola Company to its existing installed base and, to a lesser extent, increased shipments of its InScan systems, introduced in 1996. The mandated product-line upgrade was completed in 1997. These increases were offset in part by a decrease in demand from The Coca-Cola Company for new installations in 1997. As a result of this decrease in demand and the completion of the product-line upgrade, the Company anticipates that sales of Alexus systems will slow in 1998, which is the primary reason for the $5.1 million decrease in the Company's backlog in 1997. Revenues from Thermedics Detection's EGIS security systems and related services increased to $10.3 million in 1997 from $7.1 million in 1996, primarily due to $3.2 million of shipments under a contract with the Federal Aviation Administration (FAA). Revenues from Thermo Sentron increased to $78.7 million in 1997 from $70.0 million in 1996, primarily due to an increase of $7.2 million related to an increase in product demand and $4.2 million due to acquisitions. These increases were offset in part by a decrease of $2.7 million due to the impact of a stronger U.S. dollar relative to currencies in foreign

                                       36PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    countries in which Thermo Sentron operates. Revenues from Thermo Voltek decreased to $44.6 million in 1997 from $48.5 million in 1996, primarily due to a lower demand for EMC test products, resulting from the declining influence of IEC 801, the European Union directive on electromagnetic compatibility that took effect January 1, 1996, and, to a lesser extent, a decline in the component-reliability market for electrostatic discharge test equipment resulting from a slowdown in capital expenditures by the semiconductor industry. These decreases in revenues at Thermo Voltek were offset in part by an increase in revenues of $5.8 million due to acquisitions.
        Biomedical Products segment revenues increased slightly to $79.9 million in 1997 from $78.9 million in 1996. Revenues from Thermo Cardiosystems decreased to $62.8 million in 1997 from $64.0 million in 1996, primarily due to a $6.6 million decrease in revenues from its air-driven LVAS, offset in part by a $1.9 million increase in revenues from its electric LVAS. Thermo Cardiosystems expects that revenues from sales of its LVAS will stabilize at approximately current levels until the electric system is approved in the U.S. for commercial sale. Thermo Cardiosystems believes that this approval could occur within the first six months of 1998; however, there can be no assurance that the Company will receive this approval within the expected time period, or at all. The decrease in revenues at Thermo Cardiosystems in 1997 was also offset in part by the inclusion of $2.0 million in revenues from an acquisition. In addition, revenues from International Technidyne and the Company's Polymer Products division increased $1.9 million and $1.8 million, respectively, during 1997 due to an increase in demand.
        The gross profit margin remained constant at 49% in 1997 and 1996. The gross profit margin for the Instruments and Other Equipment segment was 48% in both 1997 and 1996. The gross profit margin at Thermedics Detection increased primarily due to a change in product mix to higher-margin revenues from The Coca-Cola Company's mandated product line upgrade, field service efficiencies in 1997, and a change in sales mix to higher-margin revenues at Moisture Systems and Rutter. To a lesser extent, the gross profit margin improved at Thermedics Detection due to the effect in 1996 of a charge for inventory obsolescence in connection with planned product changes. In addition, the gross profit margin improved at Orion in 1997, primarily due to lower overhead costs at its new operating location. These increases were offset in part by a decrease in the gross profit margin at Thermo Voltek, primarily due to a decrease in sales of certain higher-margin EMC test products, as well as the effect of a decrease in total revenues.
        The gross profit margin for the Biomedical Products segment remained constant at 54% in 1997 and 1996. The gross profit margin at Thermo Cardiosystems decreased primarily due to a shift in the sales mix to the lower-margin electric LVAS and, to a lesser extent, increased warranty costs due to a company-initiated modification of certain of its LVAS, completed in the first quarter of 1997. This decrease was offset by improved margins at International Technidyne, primarily due to manufacturing efficiencies. Thermo Cardiosystems announced an overall

                                       37PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    price increase of approximately 10% in the electric LVAS product line, effective June 28, 1997, to help offset increased production costs. Thermo Cardiosystems will continue to be unable to earn a profit on sales of the electric LVAS in the U.S. until FDA approval of that system is obtained. The gross profit margin increased at the Company's Polymer Products division due in part to the effect of establishing certain inventory and related reserves in 1996.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 28% in 1997 from 29% in 1996. Selling, general, and administrative expenses as a percentage of revenues decreased at Thermedics Detection due to $0.4 million of nonrecurring costs in 1996 and, to a lesser extent, an increase in revenues in 1997, offset in part by increased selling expenses as Thermedics Detection developed a sales force for its InScan and Flash-GC systems. Selling, general, and administrative expenses as a percentage of revenues increased at Thermo Cardiosystems due to higher marketing expenses as a result of an increase in its LVAS sales force and, to a lesser extent, promotional expenses at International Technidyne. Selling, general, and administrative expenses as a percentage of revenues also increased at Thermo Voltek due to the effect of a decrease in revenues, and severance and related costs incurred as part of a continuing evaluation of its lines of business.
        Research and development expenses increased to $24.3 million in 1997 from $21.4 million in 1996, primarily due to increased research and development expenses at Orion to develop new products and at Thermo Cardiosystems. The increase in research and development expenses at Thermo Cardiosystems primarily relates to a clinical trial being conducted to evaluate the electric LVAS as an alternative to medical therapy and, to a lesser extent, the inclusion of expenditures at Nimbus, acquired in December 1996. Thermo Cardiosystems expects research and development expenses to continue to increase over the life of the clinical trial, estimated at two to three years. There can be no assurance that the Company will complete this study or that it will receive FDA approval of the electric LVAS as an alternative to medical therapy during this time period, or at all.
        In 1996, the Company recorded nonrecurring expenses of $12.7 million for the write-off of cost in excess of net assets of acquired company and certain other intangible assets associated with its Corpak subsidiary. In addition, in connection with the December 1996 acquisition of Nimbus, the Company wrote off $4.9 million, which represents the portion of the purchase price allocated to technology in development (Note 3).
        Interest income increased to $13.3 million in 1997 from $10.8 million in 1996, due to higher average invested balances at Thermedics Detection and Thermo Sentron as a result of their initial public offerings of common stock in March 1997 and April 1996, respectively, and at Thermo Cardiosystems as a result of the issuance of $70.0 million principal amount of 4 3/4% subordinated convertible debentures in May 1997. Interest expense decreased to $3.4 million in 1997 from $3.8 million in 1996, primarily due to the repayment of $53.0 million of notes payable to Thermo Electron in September 1996, conversions of subordinated convertible obligations, and a reduction in short-term borrowings at

                                       38PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    Thermo Sentron, offset in part by Thermo Cardiosystems' issuance of debentures.
        The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by subsidiaries, the Company recorded gains of approximately $17.1 million and $23.7 million in 1997 and 1996, respectively (Note 11). These gains represent an increase in the Company's proportionate share of the subsidiary's equity and are classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future. In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial
    Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts: consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuances of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During 1997, the FASB decided to focus its efforts on the consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement are uncertain.
        The effective tax rates were 29% and 27% in 1997 and 1996, respectively. The effective tax rates were below the statutory federal income tax rate primarily due to nontaxable gains on issuance of stock by subsidiaries, offset in part by the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
        Minority interest expense decreased to $7.7 million in 1997 from $8.4 million in 1996, primarily due to lower profits at Thermo Cardiosystems and Thermo Voltek, offset in part by the minority interest associated with Thermedics Detection and Thermo Sentron.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal

                                       39PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    1996 Compared With 1995
        Total revenues increased 40% to $292.1 million in 1996 from $208.0 million in 1995. Instruments and Other Equipment segment revenues increased to $213.1 million in 1996 from $136.7 million in 1995, primarily due to the inclusion of $73.5 million in revenues from acquired businesses (Note 3), principally Orion, acquired in December 1995, Moisture Systems and Rutter, acquired by Thermedics Detection in January 1996 and, to a lesser extent, acquisitions by Thermo Sentron and Thermo Voltek. Thermedics Detection's process detection instrument sales to the beverage industry declined to $16.0 million in 1996 from $18.5 million in 1995, primarily due to a decrease in product demand from Thermedics Detection's principal customer, which has substantially completed its initial deployment of Alexus systems. Revenues from Thermedics Detection's EGIS security systems increased to $7.1 million in 1996 from $4.6 million in 1995, primarily due to the sale of eight EGIS units to the U.S. government to provide counter-terrorism support in Israel. Revenues from Thermo Voltek increased $12.2 million to $48.5 million in 1996 due in part to an increase in revenues at its Comtest subsidiary from sales of electrostatic-discharge test equipment and its introduction of a new product line in 1995. In addition, Thermo Voltek's revenues increased due to the inclusion of $3.0 million in revenues from Pacific Power Source Corporation, acquired in July 1996, and increased demand for electromagnetic compatibility test equipment at its Keytek division.
        Biomedical Products segment revenues increased to $78.9 million in 1996 from $71.3 million in 1995. Revenues from Thermo Cardiosystems increased $11.1 million to $64.0 million in 1996, primarily due to a $9.4 million increase in LVAS sales and, to a lesser extent, a $1.7 million increase in sales of International Technidyne products. International Technidyne revenue growth resulted primarily from a $1.4 million increase in sales of skin-incision devices due to an increase in demand. These increases were offset in part by a decline of $4.3 million in revenues from Scent Seal fragrance samplers. In June 1995, the Company entered into an agreement with a third party granting an exclusive license to all of its patents and know-how relating to the Scent Seal fragrance samplers to a third party in consideration for royalty payments on future sales by

                                       40PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
    the licensee. The Company recorded royalty income of $426,000 in 1996 and $197,000 in 1995 related to this agreement.
        The gross profit margin was 49% in 1996, compared with 47% in 1995. The gross profit margin for the Instruments and Other Equipment segment increased to 48% in 1996 from 43% in 1995, primarily due to the inclusion of higher-margin revenues at Orion, Moisture Systems, and Rutter.
        The gross profit margin for the Biomedical Products segment increased to 54% in 1996 from 53% in 1995, primarily from an increase in revenues in Thermo Cardiosystems' LVAS product line due to higher-margin implementation programs, an increase in sales volume and, to a lesser extent, improvements in manufacturing efficiencies. These increases were offset in part by inventory write-offs at the Company's Corpak subsidiary associated with discontinued product lines. In addition, 1995 included lower-margin revenues from the sale of Scent Seal fragrance samplers.
        Selling, general, and administrative expenses as a percentage of revenues increased to 29% in 1996 from 27% in 1995, primarily due to higher expenses as a percentage of revenues at Orion, Moisture Systems, and Rutter and, to a lesser extent, $0.4 million of costs incurred by Thermedics Detection related to a reduction in personnel and leased space in response to the lower sales volume of process detection instruments to the beverage industry.
        Research and development expenses increased to $21.4 million in 1996 from $14.9 million in 1995, primarily due to the inclusion of expenses from Orion for a full year in 1996 and, to a lesser extent, increased research and development expenses at Thermo Voltek and Thermedics Detection.
        In 1996, the Company recorded nonrecurring costs of $12.7 million for the write-off of cost in excess of net assets of acquired company and certain other intangible assets associated with its Corpak subsidiary. In addition, in connection with the December 1996 acquisition of Nimbus, the Company wrote off $4.9 million, which represents the portion of the purchase price allocated to technology in development (Note 3).
        Interest income increased to $10.8 million in 1996 from $9.1 million in 1995, primarily due to interest income earned on invested proceeds from the Company's May 1996 issuance of $65.0 million principal amount of noninterest-bearing subordinated convertible debentures and Thermo Sentron's April 1996 initial public offering of common stock. These increases were offset in part by cash used for the repayment of an aggregate of $53.0 million of promissory notes to Thermo Electron (Note
    3). Interest expense increased to $3.8 million in 1996 from $3.7 million in 1995, as a result of additional borrowings by the Company to fund acquisitions, largely offset by a decrease in interest expense due to conversions of the Company's and its subsidiaries' subordinated convertible obligations.
        The Company recorded gains of $23.7 million and $3.5 million in 1996 and 1995, respectively, from issuance of stock by subsidiaries (Note 11).
        The effective tax rate was 27% in 1996, compared with 33% in 1995. The effective tax rate in 1996 was below the statutory federal income tax rate primarily due to the nontaxable gain on issuance of stock by

                                       41PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
    subsidiaries and the elimination of the valuation allowance no longer required, offset in part by the nondeductible write-off of certain intangible assets at the Company's Corpak subsidiary, the impact of state income taxes, and nondeductible amortization of cost in excess of net assets of acquired companies. The effective tax rate in 1995 was below the statutory federal income tax rate primarily due to nontaxable gain on issuance of stock by subsidiaries.
        Minority interest expense increased to $8.4 million in 1996 from $6.6 million in 1995 due to higher profits at the Company's Thermo Voltek subsidiary, and to a lesser extent, the minority interest associated with the Company's newly public Thermo Sentron subsidiary.

    Liquidity and Capital Resources

        Consolidated working capital was $309.4 million at January 3, 1998, compared with $208.2 million at December 28, 1996. Cash, cash equivalents, and short- and long-term available-for-sale investments were $258.0 million at January 3, 1998, compared with $181.8 million at December 28, 1996. Of the $258.0 million balance at January 3, 1998, $231.7 million was held by the Company's majority-owned subsidiaries and the remainder by the Company and its wholly owned subsidiaries.
        During 1997, $38.9 million of cash was provided by operating activities. Cash of $2.9 million, provided by an increase in other current liabilities, was more than offset by the use of $5.4 million of cash to fund an increase in inventories. The increase in inventories related to an order received from the FAA, which resulted in increased inventory purchases at Thermedics Detection. Inventories at Orion increased to normal operating levels from a low level at year-end 1996, which was due to its relocation in the fourth quarter of 1996.
        Excluding available-for-sale investment activity, the Company's primary investing activities during 1997 included expenditures of $5.7 million for acquisitions (Note 3) and $7.1 million for purchases of property, plant, and equipment. During 1998, the Company expects to make capital expenditures of approximately $10.0 million.
        During 1997, the Company's financing activities provided
    $48.4 million in cash. In March 1997, Thermedics Detection issued shares of its common stock in an initial public offering for net proceeds of approximately $28.1 million (Note 11). In addition, in May 1997, Thermo Cardiosystems issued and sold $70.0 million principal amount of 4 3/4% subordinated convertible debentures due 2004 for net proceeds of $68.0 million (Note 7).
        The Company intends, for the foreseeable future, to maintain at least 50% ownership of its majority-owned subsidiaries. This may require the Company to purchase additional shares of common stock or, if applicable, convertible debentures (which are then converted) of these companies from time to time, as the number of these companies' outstanding shares increases, whether as a result of conversion of convertible notes orexercise of stock options issued by them, or otherwise. These or any other purchases may be made (i) in the open market or in negotiated

                                       42PAGE

    Thermedics Inc.                                 1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    transactions, (ii) directly from Thermo Electron or the relevant subsidiary, or (iii) in the case of Thermo Voltek, pursuant to the conversion of all or part of its subordinated convertible notes held by the Company.
        During 1997, the Company and certain of its majority-owned subsidiaries expended $9.1 million and $42.7 million, respectively, to purchase securities of the Company and certain of its majority-owned subsidiaries. These purchases were made pursuant to authorizations by the Company's and the applicable majority-owned subsidiaries' Boards of Directors. As of January 3, 1998, $0.8 million and $21.7 million remained under the Company's and its majority-owned subsidiaries' authorizations, respectively. In March 1998, the Company's Board of Directors authorized the repurchase, through March 5, 1999, of up to an additional $10.0 million of its own securities and those of its majority-owned subsidiaries in private and open markets, or in negotiated transactions. Any such purchases are funded from working capital.
        The Company expects to continue to pursue its strategy of expanding its business both through the continued development, manufacture, and sale of new products, and through the possible acquisition of companies that will provide additional marketing or manufacturing capabilities and new products. In March 1998, Thermo Sentron reached a definitive agreement with Smiths Industries plc to acquire the three businesses that constitute the product-monitoring group of its Graseby plc division, for approximately $43.0 million in cash, net of cash acquired. The purchase price is subject to a post-closing adjustment. Graseby plc designs, manufactures, and distributes specialized packaged-goods equipment, including checkweighers, metal detectors, and thermal printers, primarily for use by food producers and pharmaceutical companies. The completion of this transaction is subject to the receipt of approvals from anti-trust authorities in the United States and Germany. While the Company currently has no other agreements to make any acquisitions, it expects that it would finance any acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Electron, although its has no agreement with Thermo Electron that assures funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

                                       43PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

        Risks Associated with Spin-Out of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
        In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
    Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts: consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuances of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During 1997, the FASB decided to focus its efforts on the consolidation policy part of

                                       44PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

    the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement are uncertain.

        International Operations. Sales outside the U.S. have accounted for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. During 1997, the Company had exports from its U.S. and foreign operations to Asia of approximately 8% of total revenues. Exports to Asia in 1997 were primarily to Japan, China, and South Korea. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales could be adversely affected by the unstable economic conditions in Asia.

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

                                       45PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

        Intellectual Property Rights. The Company relies upon trade secret protection and patents to protect its proprietary rights. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company, or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. The Company has received correspondence from a third party alleging that the textured surface of the LVAS infringes certain patent rights of such third party. The Company believes that it has meritorious defenses to the claims of the third party. However, no assurance can be given that the Company would be successful if litigation were commenced or that others will not claim that the Company infringes their intellectual property rights. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms, or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it, or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

        Uncertainty of Regulatory Approval for Biomedical Devices. Thermo Cardiosystems' biomedical devices, including its LVAS, are subject to approval by the FDA before they may be sold for profit in the United States. Thermo Cardiosystems is also subject to regulatory requirements in foreign countries in which it markets its devices. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. Even after FDA approval has been obtained, such approval can be suspended or revoked if the FDA does not continue to be satisfied with the safety and efficacy of a product. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, recalls of products, operating restrictions, and criminal prosecutions.

                                       46PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

        In October 1994, Thermo Cardiosystems received FDA approval for the commercial sale of its pneumatic LVAS. In April 1994, Thermo Cardiosystems received the CE Mark for commercial sale of the pneumatic LVAS in all European Union countries. Thermo Cardiosystems has developed the HeartPak(TM), a lightweight, portable console that can be carried over the shoulder and which can be used as an alternative to the larger external console approved for use with the pneumatic LVAS. The HeartPak received the CE Mark in February 1995 and is currently in Phase I clinical trials in the U.S. Thermo Cardiosystems' electric LVAS is currently in use in clinical trials in the U.S. These trials are testing the safety and efficacy of the device as both a bridge to transplant and as an alternative to transplant. The electric LVAS received the CE Mark in August 1995.
        In June 1997, Thermo Cardiosystems submitted a PMA supplemental application to receive FDA approval of its electric system for use as a bridge to transplant. This application is currently under review; however, no assurance can be given that the FDA will review this application on a timely basis or will grant approval once it completes its review. Significant design changes to Thermo Cardiosystems' LVAS, including use of the portable console for the pneumatic LVAS, must be approved pursuant to a supplement to an approved PMA application. Failure of Thermo Cardiosystems to obtain FDA approval for the commercial sale of the electric LVAS, either as a bridge to transplant or as an alternative to transplant, would have a material adverse effect on Thermo Cardiosystems' long-term growth prospects. In addition, failure of Thermo Cardiosystems to obtain approval for the HeartPak portable console would likely require patients supported by the pneumatic LVAS to remain hospitalized. This could materially decrease the market for the pneumatic LVAS.

        Uncertainty of Patient Reimbursement. The cost of implanting a cardiac support system is substantial. In addition, the Company's coagulation-testing equipment can cost several thousand dollars per instrument. Without the financial support of the government or third-party insurers, the market for Thermo Cardiosystems' devices will be limited. Medicare and Medicaid limit the reimbursement that U.S. hospitals receive for treating certain medical conditions by setting maximum fees that can be charged to their patients. Under these systems, hospitals are paid a fixed amount for treating each patient with a particular diagnosis. Private insurers also have initiated reimbursement systems designed to slow the escalation of health care costs. In addition, the federal government is considering, and certain state governments are considering or have adopted, new health care policies intended to curb rising health care costs. Such policies include rationing of government-funded reimbursement for health care services and imposing price controls upon providers of medical products and services. These policies could have the effect of limiting the availability of reimbursement for procedures, such as the implantation of an LVAS, that involve prolonged treatment of critically ill patients.
        In November 1995, the U.S. Health Care Finance Administration (HCFA) issued a decision that extends Medicare coverage to Thermo Cardiosystems'

                                       47PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

    HeartMate pneumatic LVAS. Several major nongovernment insurers have already agreed to offer coverage for the pneumatic LVAS. HCFA's coverage policy could also extend to the electric LVAS once approved, although there can be no assurance such coverage will extend to the electric LVAS. In addition, some major nongovernment insurers currently offer coverage for the electric LVAS because of its investigational device exemption status as a category B device (eligible for Medicare coverage and payment). Even though reimbursement has been established by HCFA and by certain nongovernment insurers for the pneumatic LVAS, the amount of available reimbursement may change, and reimbursement may be denied by an insurer under certain circumstances, including if it is determined that a procedure was not the most cost-effective treatment method, was experimental, or was used for an unapproved indication. No assurance can be given that additional third-party reimbursement for the pneumatic LVAS will be granted within a reasonable period of time, or at all. The unavailability of third-party reimbursement for procedures involving Thermo Cardiosystems' systems would have a material adverse effect on Thermo Cardiosystems' business.

        Uncertainty of Opinion Leader Acceptance and Support. A limited number of cardiac surgeons and cardiologists influences medical device selection and purchase decisions for a large portion of the target patient population. Thermo Cardiosystems will achieve its business objectives only if its LVAS are recommended for use by such opinion leaders. In addition, acceptance by these physicians of Thermo Cardiosystems' whole-blood coagulation monitoring systems and Coumadin monitors is also important to the success of Thermo Cardiosystems' business. Thermo Cardiosystems has developed working relationships with a number of leading medical centers, and its existing and proposed LVAS and its blood-coagulation monitoring systems have been well received by opinion leaders in cardiac surgery and cardiology. Moreover, since the inception of its work on cardiac support systems in 1966, Thermo Cardiosystems has relied upon surgical teams at medical institutions to perform clinical trials that are necessary to obtain FDA approvals. A continuing working relationship with those and other institutions will be important to the success of Thermo Cardiosystems. No assurance can be given that existing relationships and arrangements can be maintained or that new relationships will be established. Furthermore, economic, psychological, ethical, and other concerns may limit acceptance of heart assist devices in general, and there can be no assurance that markets of sufficient size will develop for Thermo Cardiosystems' LVAS.

        Availability of Components and Raw Materials. Thermo Cardiosystems relies on a number of custom-designed components and materials supplied by other companies to manufacture its LVAS. Thermo Cardiosystems is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying alternative materials and components or developing alternative sources for the materials and components supplied by a single source. Although Thermo Cardiosystems believes that it has adequate supplies of materials and components to meet demand for its products for the foreseeable future, no assurance can

                                       48PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

    be given that Thermo Cardiosystems will not experience in the future shortages of certain materials or components that could delay shipments of its products. The cost to Thermo Cardiosystems to evaluate and test alternative materials and components and the time necessary to obtain FDA approval for these materials and components are inherently difficult to determine because both time and cost are dependent on at least two factors: the similarity of the alternative material or component to the original material or component, and the amount of third-party testing that may have already been completed on alternative materials or components. There can be no assurance that the substitution of alternative materials or components would not cause delays in Thermo Cardiosystems' LVAS development programs or adversely affect Thermo Cardiosystems' ability to manufacture and ship LVAS to meet demand.

        Limited Manufacturing and Marketing Experience of Thermo Cardiosystems. Prior to FDA approval of commercial sale of the pneumatic LVAS, Thermo Cardiosystems' LVAS business was engaged only in the research and development. Since that time, Thermo Cardiosystems has been building its manufacturing, marketing, and sales capabilities. While Thermo Cardiosystems has not experienced difficulties in manufacturing its LVAS at volume, cost, and quality levels sufficient to satisfy the increased demand resulting from commercial approval, no assurance can be given that Thermo Cardiosystems will not encounter difficulties as sales volumes increase or new products and/or components are approved for commercial sale. Thermo Cardiosystems does not have experience in the large-scale commercialization of LVAS medical devices. Although Thermo Cardiosystems has added sales and marketing staff and is expanding its distribution capabilities worldwide, no assurance can be given that Thermo Cardiosystems will be able to market and sell its LVAS successfully in high volumes.

        Product Liability. Thermo Cardiosystems faces an inherent business risk of exposure to product liability claims relating to the use of its products. Although Thermo Cardiosystems currently maintains product liability insurance against this risk, there can be no assurance that it will continue to be able to obtain such coverage at economically feasible rates, if at all, or that such coverage will be adequate in terms and scope to protect Thermo Cardiosystems completely in the event of a successful product liability claim.

        Effect of Government Regulations and Approvals on Market for Thermo Sentron's Products. The market for certain of Thermo Sentron's products, both in the United States and abroad, is subject to or influenced by various domestic and foreign clean air and consumer protection laws. Thermo Sentron designs, develops, and markets its products to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for Thermo Sentron's products. In addition, the marketing of certain of Thermo Sentron's products is dependent upon the receipt of regulatory and other approvals, including industry association approvals of the design, construction, and accuracy of Thermo Sentron's products. Delays in

                                       49PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

    obtaining, or the failure to obtain, any such approvals could have a material adverse effect on Thermo Sentron's business and results of operations.

        Effect of Electrical Standards on Demand for Thermo Voltek's Products. Demand for Thermo Voltek's EMC testing products and services is driven to a large extent by mandatory government standards and voluntary industry standards relating to electromagnetic compatibility. In particular, demand for many of Thermo Voltek's products results from efforts by manufacturers to comply with IEC 801, an EU directive that became effective on January 1, 1996. As the number of noncomplying manufacturers is reduced over time, demand for Thermo Voltek's products is likely to be adversely affected. In addition, if new EMC standards requiring new testing capabilities are enacted less frequently or if EMC standards become less strict or not strictly enforced, demand for Thermo Voltek's products could be adversely affected.

        Dependence of Explosives-Detection Market on Government Regulation and Airline Industry. Sales of Thermedics Detection's explosives-detection systems for use in airports has been and will continue to be dependent on governmental initiatives to require, or support, the screening of checked luggage, carry-on items, and personnel with advanced explosives-detection equipment. Substantially all of such systems have been installed at airports in countries other than the United States in which the applicable government or regulatory authority overseeing the operations of the airport has mandated such screening. Such mandates are influenced by many factors outside of the control of Thermedics Detection, including political and budgetary concerns of governments, airlines, and airports. Of the more than 600 commercial airports worldwide, more than 400 are located in the United States. Accordingly, Thermedics Detection believes that the size of the market for explosives-detection equipment is, and will increasingly be, significantly influenced by United States government regulation. In the United States, the Aviation Security Act of 1990 directed the Federal Aviation Administration (FAA) to develop a standard for explosives-detection systems and required airports in the United States to deploy systems meeting this standard in 1993. The Company beleives the FAA is of the opinion that, to date, no system has demonstrated that it meets all FAA standards under realistic airport operating conditions. As a result, the FAA has not mandated the installation of automated explosives-detection systems, and only a limited number of these systems have been deployed in the United States. The FAA first certified a computed X-ray tomography system for checked luggage in December 1994. Thermedics Detection's systems are trace detectors for which no FAA certification process for checked baggage, carry-on, or personal screening exists to date. Currently, Thermedics Detection is seeking FAA approval for Thermedics Detection's EGIS and Ramport systems for use by airlines in screening carry-on electronic items and luggage searches, however, there can be no assurance that such FAA approvals will be obtained. Each airline must seek this approval for each application. Although the FAA has provided significant funding to Thermedics Detection

                                       50PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

    in connection with the development of its explosives-detection technology, there can be no assurance that any of Thermedics Detection's systems will ever meet this or any other United States certification standard. Any product utilizing a technology ultimately recommended or required by the FAA will have a significant competitive advantage in the market for explosives-detection devices. Unless the FAA takes action with respect to a particular explosives-detection product or technology, airlines will not be required to purchase or upgrade their security systems, including upgrading existing metal-detection equipment. Earnings of U.S. air carriers tends to fluctuate significantly from time to time. Any depression in the financial condition of such carriers would likely result in lower capital spending for discretionary items. Moreover, there can be no assurance that additional countries will mandate the implementation of effective explosives screening for airline baggage, carry-on items or personal, or that, if mandated, Thermedics Detection's systems will meet the certification or other requirements of the applicable government authority. Even if Thermedics Detection's systems were to meet the applicable requirements, there can be no assurance that Thermedics Detection would be able to market its systems effectively.
        In October 1996, the United States enacted legislation which includes a $144.2 million allocation to purchase explosives-detection systems and other advanced security equipment, including trace detection equipment such as the systems manufactured by Thermedics Detection, for carry-on and checked baggage screening. The FAA has made purchases of, or placed orders for the purchase of, security equipment under this legislation, including an order to purchase $5.8 million of Thermedics Detection's EGIS systems. There can be no assurance, however, that this legislation will not be modified to reduce the funding for advanced explosives equipment, that the necessary appropriations will be made to fund further purchases of advanced explosives-detection equipment contemplated by the legislation, that trace-detection equipment such as the systems manufactured by Thermedics Detection will be mandated, or that, even if further appropriations are made and such equipment is mandated, any of Thermedics Detection's explosives-detection systems will be purchased for installation at any airports in the United States. Further, there can be no assurance that the U.S. will mandate the widespread use of these systems after completion of the initial purchases.

        Significance of Certain Customers to Thermedics Detection. Sales of process detection instruments and related services to bottlers licensed by The Coca-Cola Company (Coca-Cola Bottlers) were $13,194,000, $10,641,000, and $9,974,000 in 1997, 1996, and 1995, respectively. In
    1997, Thermedics Detection completed the fulfillment of a mandated product-line upgrade for The Coca-Cola Bottlers. Although the Company anticipates that Thermedics Detection will continue to derive revenues from the sale of upgrades and new systems to new plants, as well as services to the Coca-Cola Bottlers, the Company does not expect that revenues derived from these customers will continue at a rate comparable to prior years. Further, the Company intends to continue to develop and introduce new process detection products for the food, beverage, and other markets; however, there can be no assurance that Thermedics

                                       51PAGE

    Thermedics Inc.                                 1997 Financial Statements

                           Forward-looking Statements

    Detection will be successful in the introduction of new process detection products or that any sales of these products will be sufficient to maintain a rate of growth equivalent to prior years.

        Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                       52PAGE

    Thermedics Inc.                                 1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)     1997(a)     1996(b)    1995(c)     1994(d)  1993
    ------------------------------------------------------------------------
    Statement of Income
      Data:
    Revenues           $307,666   $292,077    $208,041    $183,753  $104,545
    Net income           41,492     29,138      17,174      12,695     7,633
    Earnings per share:
      Basic                1.13        .80         .51         .39       .25
      Diluted              1.07        .75         .48         .38       .25

    Balance Sheet Data:
    Working capital    $309,363   $208,170    $114,340    $131,578  $135,992
    Total assets        536,552    456,699     386,249     306,691   251,874
    Long-term
      obligations       142,771     74,359      45,201      82,551    59,130
    Shareholders'
      investment        227,346    211,582     172,751     136,783   122,186

    ------------
    (a)Reflects a nontaxable gain of $17.1 million from the issuance of stock by subsidiaries and the May 1997 issuance of $70.0 million principal amount of 4 3/4% subordinated convertible debentures by Thermo Cardiosystems.
    (b)Reflects the January 1996 acquisition of Moisture Systems and Rutter, the May 1996 issuance of $65.0 million principal amount of noninterest-bearing subordinated convertible debentures, and nontaxable gains of $23.7 million from the issuance of stock by subsidiaries.
    (c)Reflects the December 1995 acquisition of Orion.
    (d)Reflects the January 1994 issuance of $33.0 million principal amount of noninterest-bearing subordinated convertible debentures by Thermo Cardiosystems and the March 1994 acquisition of Ramsey Technology, Inc.

                                       53PAGE

    Thermedics Inc.                                 1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol TMD. The following table sets forth the high and low sale prices of the Company's common stock for 1997 and 1996, as reported in the consolidated transaction reporting system.

                                       1997                  1996
                                -------------------   ------------------
    Quarter                        High         Low      High        Low
    --------------------------------------------------------------------
    First                      $21 1/4     $16 5/8    $30 1/2    $23 1/4
    Second                      19 7/16     15         31 7/8     24 5/8
    Third                       19 7/8      15 1/8     31 1/8     20 1/8
    Fourth                      20 1/2      15 1/16    26 3/8     17 5/8

        As of January 30, 1998, the Company had 2,358 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $15 1/4 per share.
        Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: Thermo Cardiosystems Inc. (symbol
    TCA), Thermo Voltek Corp. (symbol TVL), Thermo Sentron Inc. (symbol TSR), and Thermedics Detection Inc. (symbol TDX).

    Shareholder Services
        Shareholders of Thermedics Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter report only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/tmd1.html).

    Stock Transfer Agent
        BankBoston is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        BankBoston
        c/o Boston EquiServe Limited Partnership
        P.O. Box 8040
        Boston, Massachusetts 02266-8040
        (617) 575-3120

                                       54PAGE

    Thermedics Inc.                                 1997 Financial Statements


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

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 1:30 p.m., at the Hyatt Regency Hotel, Scottsdale, Arizona.

                                       55PAGE