Form 10-K/A, Exhibit 13
period 1998-01-03
THERMEDICS INC
filed 1999-02-16
CIK 721356

Exhibit 13


















                                 THERMEDICS INC.

                        Consolidated Financial Statements

                                      1997

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
                                                        ========    ========

    Thermedics Inc.                                 1997 Financial Statements

                     Consolidated Balance Sheet (continued)

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

    Thermedics Inc.                                 1997 Financial Statements

                Consolidated Statement of Cash Flows (continued)

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
                                            ========    ========    ========

    Thermedics Inc.                                 1997 Financial Statements

                Consolidated Statement of Cash Flows (continued)

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

    Thermedics Inc.                                 1997 Financial Statements

         Consolidated Statement of Shareholders' Investment (continued)

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

                                                          Gross       Gross
                                   Market      Cost  Unrealized  Unrealized
    (In thousands)                  Value     Basis       Gains      Losses
    -----------------------------------------------------------------------

    1997

    Government-agency securities  $55,391   $55,334    $    66      $    (9)
    Corporate bonds                11,547    11,521         26            -
    Other                           4,044     3,944        174          (74)
                                  -------   -------    -------       ------

                                  $70,982   $70,799    $   266      $   (83)
                                  =======   =======    =======      =======

    1996

    Government-agency securities  $86,403   $86,412    $     7      $   (16)
    Corporate bonds                 6,806     6,634        172            -
    Money market preferred stock    1,060     1,071          -          (11)
    Other                           4,705     4,762          -          (57)
                                  -------   -------    -------      -------

                                  $98,974   $98,879    $   179      $   (84)
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

                              1997              1996               1995
                        ----------------  ----------------  -----------------
                                Weighted          Weighted           Weighted
                        Number   Average  Number   Average  Number    Average
   (Shares in               of  Exercise      of  Exercise      of   Exercise
   thousands)           Shares     Price  Shares     Price  Shares      Price
   --------------------------------------------------------------------------

   Options outstanding,
     beginning of year  1,664    $14.99    1,557   $12.38    1,773     $12.14

       Granted            111     19.00      303    27.17       27      17.65

       Exercised          (63)     7.92     (137)    9.12      (74)      8.16

       Forfeited         (128)    22.75      (59)   22.42     (169)     12.57
                        -----              -----             -----

   Options outstanding,
     end of year        1,584    $14.93    1,664   $14.99    1,557     $12.38
                        =====    ======    =====   ======    =====     ======

   Options exercisable  1,584    $14.93    1,664   $14.99    1,557     $12.38
                        =====    ======    =====   ======    =====     ======
   Options available
     for grant            296                284               545
                        =====              =====             =====

   Thermedics Inc.                                   1997 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

       A summary of the status of the Company's stock options at January 3, 1998, is as follows:

                                          Options Outstanding and Exercisable
                                          -----------------------------------
                                                                     Weighted
                                           Number  Weighted Average   Average
                                               of         Remaining  Exercise
   Range of Exercise Prices                Shares  Contractual Life     Price
   --------------------------------------------------------------------------

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

    9.  Contingency

        Thermo Cardiosystems has received correspondence alleging that the textured surface of the left ventricular-assist systems's (LVAS) housing infringed the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Contingency (continued)

    past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel and the Company's assessment of the proceedings in the United States Patent and Trademark Office to date, believes that if Thermo Cardiosystems were sued on these bases, it would have meritorious defenses. Given the inherent uncertainties in dispute resolution, however, if Thermo Cardiosystems were sued and the outcome were unfavorable, the Company's results of operations or financial condition could be materially adversely affected in amounts the Company cannot reasonably estimate.

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

                                      1997                     1996
                              -------------------      --------------------
                              Carrying       Fair      Carrying        Fair
    (In thousands)              Amount      Value        Amount       Value
     ----------------------------------------------------------------------

    Current maturity of
      long-term
      obligation             $      -    $      -     $  3,755    $  7,435
                             ========    ========     ========    ========

    Convertible
      obligations            $142,750    $130,201     $ 74,345    $ 62,666
    Other long-term
      obligations                  21          21           14          14
                             --------    --------     --------    --------

                             $142,771    $130,222     $ 74,359    $ 62,680
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
                                                ========  ========  ========

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Business Segments, Geographical Information, and Concentrations of Risk (continued)

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------

    Geographical Information

    Revenues:
        United States                           $245,682  $227,077  $160,016
        Europe                                    56,827    61,894    43,018
        Other                                     18,362    14,311    13,084
        Transfers among geographical areas (c)   (13,205)  (11,205)   (8,077)
                                                --------  --------   -------

                                                $307,666  $292,077  $208,041
                                                ========  ========  ========
    Income before provision for income
      taxes and minority interest:
        United States                           $ 37,231  $ 12,863  $ 23,961
        Europe                                     3,461     7,366     3,170
        Other                                      2,820     1,778     1,612
        Corporate (a)                             (2,104)   (2,112)   (2,462)
                                                --------  --------  --------

        Total operating income                    41,408    19,895    26,281
        Interest and other income, net            27,489    31,602     9,286
                                                --------  --------  --------

                                                $ 68,897  $ 51,497  $ 35,567
                                                ========  ========  ========
    Identifiable assets:
        United States                           $445,839  $371,326  $319,712
        Europe                                    51,520    51,376    33,259
        Other                                     11,594     7,487     7,053
        Corporate (b)                             27,599    26,510    26,225
                                                --------  --------  --------

                                                $536,552  $456,699  $386,249
                                                ========  ========  ========
    Export revenues included in United States
      revenues above (d):
        Europe                                  $ 30,723  $ 24,769  $ 21,432
        Other                                     49,001    42,233    25,602
                                                --------  --------  --------

                                                $ 79,724  $ 67,002  $ 47,034
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

    Thermedics Inc.                                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    16. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                        First(a)   Second        Third      Fourth
    ----------------------------------------------------------------------

    Revenues                 $72,057     $75,996      $76,217     $83,396
    Gross profit              35,096      37,856       37,784      41,250
    Net income                21,966       5,506        6,664       7,356
    Earnings per share:
      Basic                      .60         .15          .18         .20
      Diluted                    .56         .14          .17         .19

    1996(b)                     First      Second        Third      Fourth
    ----------------------------------------------------------------------

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

    Thermedics Inc.                                 1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)     1997(a)     1996(b)    1995(c)     1994(d)    1993
    -------------------------------------------------------------------------

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