Form 10-K, Exhibit 13
period 1999-01-02
THERMEDICS INC
filed 1999-03-18
CIK 721356

Exhibit 13

















                                 Thermedics Inc.

                        Consolidated Financial Statements

                                      1998



Thermedics Inc.                                                                 1998 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                         1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Revenues (Note 13)                                                         $ 313,131  $307,666    $ 292,077
                                                                           ---------  --------    ---------

Costs and Operating Expenses:
  Cost of revenues                                                           164,345   155,680      148,137
  Selling, general, and administrative expenses (Note 8)                      89,660    86,308       85,045
  Research and development expenses                                           26,595    24,270       21,363
  Nonrecurring costs (Notes 3 and 12)                                              -         -       17,637
                                                                           ---------   -------    ---------

                                                                             280,600   266,258      272,182
                                                                           ---------   -------    ---------

Operating Income                                                              32,531    41,408       19,895

Interest Income                                                               13,069    13,326       10,765
Interest Expense (includes $663 to parent company in 1998;                    (5,581)   (3,398)      (3,770)
  Note 3)
Gain on Issuance of Stock by Subsidiaries (Note 10)                                -    17,075       23,651
Gain on Sale of Investments, Net (includes gain on sale of                        39       432          956
  related-party investments of $428 in 1997; Notes 2 and 8)
Other Income                                                                       -        54            -
                                                                           ---------   -------    ---------

Income Before Provision for Income Taxes, Minority Interest, and              40,058    68,897       51,497
  Extraordinary Item
Provision for Income Taxes (Note 5)                                           15,312    19,675       13,969
Minority Interest Expense                                                      5,774     7,730        8,390
                                                                           ---------   -------    ---------

Income Before Extraordinary Item                                              18,972    41,492       29,138
Extraordinary Item, Net of Provision for Income Taxes of $3,092 (Note7)        4,638         -            -
                                                                           ---------   -------    ---------

Net Income                                                                 $  23,610   $41,492    $  29,138
                                                                           =========   =======    =========

Earnings per Share (Note 14)
  Basic                                                                    $     .57   $  1.13    $     .80
                                                                           =========   =======    =========

  Diluted                                                                  $     .55   $  1.07    $     .75
                                                                           =========   =======    =========

Weighted Average Shares (Notes 8 and 14)
  Basic                                                                       41,221    36,700       36,417
                                                                           =========   =======    =========

  Diluted                                                                     43,242    38,911       38,202
                                                                           =========   =======    =========








The accompanying notes are an integral part of these consolidated financial statements.


Thermedics Inc.                                                                 1998 Financial Statements

                           Consolidated Balance Sheet
(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents (includes $73,377 and $175,101 under                        $142,108   $187,012
    repurchase agreements with parent company)
  Short-term available-for-sale investments, at quoted market value                       43,310     58,317
    (amortized cost of $43,155 and $58,144; Note 2)
  Accounts receivable, less allowances of $4,498 and $4,207                               63,438     61,488
  Inventories                                                                             62,783     59,574
  Prepaid income taxes and expenses (Note 5)                                              14,572     12,769
                                                                                        --------   --------

                                                                                         326,211    379,160
                                                                                        --------   --------

Property, Plant, and Equipment, at Cost, Net                                              21,907     21,611
                                                                                        --------   --------

Long-term Available-for-sale Investments, at Quoted Market Value                          47,259     12,665
  (amortized cost of $47,226 and $12,655; Note 2)                                       --------   --------

Other Assets                                                                              12,723     12,139
                                                                                        --------   --------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                              145,518    110,977
                                                                                        --------   --------

                                                                                        $553,618   $536,552
                                                                                        ========   ========


Thermedics Inc.                                                                 1998 Financial Statements

                     Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                         1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Note payable to parent company (Note 3)                                               $ 19,000   $      -
  Notes payable and current maturity of long-term obligation (Note 3)                      6,312      7,498
  Accounts payable                                                                        20,695     18,020
  Accrued payroll and employee benefits                                                   12,830     12,576
  Accrued income taxes                                                                     8,159      6,815
  Accrued warranty costs                                                                   4,483      3,784
  Other accrued expenses                                                                  20,344     18,838
  Due to parent company and affiliated companies                                           2,096      2,266
                                                                                        --------   --------

                                                                                          93,919     69,797
                                                                                        --------   --------

Other Deferred Items                                                                         191        177
                                                                                        --------   --------

Long-term Obligations (Note 7)                                                           122,802    142,771
                                                                                        --------   --------

Minority Interest                                                                         88,730     96,461
                                                                                        --------  ---------

Commitments and Contingencies (Note 6)

Shareholders' Investment (Notes 4, 7, 8, and 9):
  Common stock, $.10 par value, 100,000,000 shares authorized; 41,739,308                  4,174      3,685
    pro forma and 36,846,175 shares issued
  Capital in excess of par value                                                         106,846    113,913
  Retained earnings                                                                      139,644    116,034
  Treasury stock at cost, 47,348 and 134,172 shares                                       (1,026)    (3,449)
  Accumulated other comprehensive items (Note 15)                                         (1,662)    (2,837)
                                                                                        --------   --------

                                                                                         247,976    227,346
                                                                                        --------   --------
                                                                                        $553,618   $536,552
                                                                                        ========   ========















The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Inc.                                                                 1998 Financial Statements

                      Consolidated Statement of Cash Flows
(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Operating Activities
  Net income                                                               $  23,610   $41,492    $  29,138
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                           11,593    10,361       10,431
      Gain on repurchase and exchange of subordinated                         (7,730)        -            -
      convertible debentures (Note 7)
      Minority interest expense                                                5,774     7,730        8,390
      Gain on issuance of stock by subsidiaries (Note 10)                          -   (17,075)     (23,651)
      Nonrecurring costs (Notes 3 and 12)                                          -         -       17,637
      Provision for losses on accounts receivable                              1,002       815        1,352
      Gain on sale of investments, net (Note 2)                                  (39)     (432)        (956)
      Increase (decrease) in deferred income taxes                                 -        45         (601)
      Other noncash expenses                                                   1,725       780          938
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                    3,969       491      (13,906)
        Inventories                                                              843    (5,367)        (839)
        Prepaid income taxes and expenses                                        (44)     (845)          16
        Accounts payable                                                         (64)   (2,042)         892
        Other current liabilities                                             (3,637)    2,906       (1,162)
      Other                                                                        -         -         (270)
                                                                           ---------   -------    ---------

         Net cash provided by operating activities                            37,002    38,859       27,409
                                                                           ---------   -------    ---------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                                (43,976)   (5,658)     (37,044)
  Acquisition of product lines                                                     -         -       (4,737)
  Purchases of available-for-sale investments                               (213,035)  (89,900)     (99,800)
  Proceeds from sale and maturities of available-for-sale                    193,492   118,413      118,356
   investments
  Purchases of property, plant, and equipment                                 (7,638)   (7,087)      (8,621)
  Proceeds from sale of business                                               2,250         -            -
  Other                                                                         (594)      275         (754)
                                                                           ---------   -------    ---------

         Net cash provided by (used in) investing activities                 (69,501)   16,043      (32,600)
                                                                           ---------   -------    ---------

Financing Activities
  Proceeds from issuance of notes payable to parent company (Note 3)          21,000         -       15,000
  Repayment of notes payable to parent company (Note 3)                       (2,000)        -      (53,000)
  Purchases of Company and subsidiaries' common stock                        (19,517)  (51,091)     (15,665)
  Net proceeds from issuance of subordinated convertible obligations               -    68,028       63,249
    (Note 7)
  Repayment and repurchase of long-term obligations (Note 7)                 (11,384)     (700)      (2,432)
  Net increase (decrease) in short-term borrowings                            (1,533)    2,699       (1,944)
  Net proceeds from issuance of Company and subsidiaries' common                 442    29,122       49,780
    stock (Note 10)
  International Technidyne transfers (to) from Thermo Electron                     -       350       (5,567)
  Other                                                                          137         -         (146)
                                                                           ---------   -------    ---------

         Net cash provided by (used in) financing activities               $ (12,855)  $48,408    $  49,275
                                                                           ---------   -------    ---------

Thermedics Inc.                                                                 1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                 1998       1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Exchange Rate Effect on Cash                                               $    450    $   902    $   1,303
                                                                           --------    -------    ---------

Increase (Decrease) in Cash and Cash Equivalents                            (44,904)   104,212       45,387
Cash and Cash Equivalents at Beginning of Year                              187,012     82,800       37,413
                                                                           --------    -------    ---------

Cash and Cash Equivalents at End of Year                                   $142,108   $187,012    $  82,800
                                                                           ========   ========    =========

Cash Paid For
  Interest                                                                 $  5,196    $ 2,467    $   5,333
  Income taxes                                                             $ 16,628    $14,588    $   7,108

Noncash Activities
  Fair value of assets of acquired companies                               $ 54,390    $ 9,351    $  42,955
  Cash paid for acquired companies                                          (43,976)    (6,291)     (37,445)
                                                                           --------    -------    ---------

      Liabilities assumed of acquired companies                            $ 10,414    $ 3,060    $   5,510
                                                                           ========    =======    =========

  Issuance of subordinated convertible debentures in connection            $ 15,859    $     -    $       -
    with exchange offer                                                    ========    =======    =========


  Issuance of Company common stock to parent company in exchange           $  8,040    $     -    $   4,236
    for common stock of subsidiaries                                       ========    =======    =========


  Conversions of Company and subsidiary convertible obligations            $      -    $ 4,650    $  31,562
                                                                           ========    =======    =========























The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Inc.                                                                 1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Comprehensive Income
Net Income                                                                 $  23,610   $41,492    $  29,138
                                                                           ---------   -------    ---------

Other Comprehensive Items, Net (Note 15):
  Foreign currency translation adjustment                                      1,172    (2,545)        (321)
  Net unrealized gains (losses) on available-for-sale investments                  3        56         (828)
                                                                           ---------   -------    ---------

                                                                               1,175    (2,489)      (1,149)
                                                                           ---------   -------    ---------
  Minority interest                                                             (270)      626          495
                                                                           ---------   -------    ---------

                                                                           $  24,515   $39,629    $  28,484
                                                                           =========   =======    =========

Shareholders' Investment
Common Stock, $.10 Par Value:
  Balance at beginning of year                                             $   3,685   $ 3,684    $   3,399
  Activity under employees' and directors' stock plans                             1         1           12
  Conversions of subordinated convertible debentures                               -         -           74
  Issuance of Company common stock to parent company in exchange                 488         -          199
    for common stock of subsidiaries (Note 8)                              ---------   -------    ---------


  Balance at end of year                                                       4,174     3,685        3,684
                                                                           ---------   -------    ---------

Capital in Excess of Par Value:
  Balance at beginning of year                                               113,913   138,433      120,665
  Activity under employees' and directors' stock plans                        (1,966)   (1,239)         737
  Tax benefit related to employees' and directors' stock plans                   280        55        1,218
  Conversions of subordinated convertible debentures                               -         -        7,631
  Issuance of Company common stock to parent company in exchange               7,552         -        4,037
    for common stock of subsidiaries (Note 8)
  Effect of majority-owned subsidiaries' equity transactions                 (12,933)  (23,336)       4,145
                                                                           ---------   -------    ---------

  Balance at end of year                                                     106,846   113,913      138,433
                                                                           ---------   -------    ---------

Retained Earnings:
  Balance at beginning of year                                               116,034    74,542       47,928
  Net income                                                                  23,610    41,492       29,138
  International Technidyne transfers to Thermo Electron                            -         -       (2,524)
                                                                           ---------   -------    ---------

  Balance at end of year                                                   $ 139,644  $116,034    $  74,542
                                                                           ---------  --------    ---------

Thermedics Inc.                                                                 1998 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)
(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Treasury Stock:
  Balance at beginning of year                                             $  (3,449)  $(4,729)   $     (42)
  Activity under employees' and directors' stock plans                         2,423     1,572           58
  Purchases of Company common stock                                                -      (292)      (4,745)
                                                                           ---------   -------    ---------

  Balance at end of year                                                      (1,026)   (3,449)      (4,729)
                                                                           ---------   -------    ---------

Accumulated Other Comprehensive Items (Note 15):
  Balance at beginning of year                                                (2,837)     (348)         801
  Other comprehensive items                                                    1,175    (2,489)      (1,149)
                                                                           ---------   -------    ---------

  Balance at end of year                                                      (1,662)   (2,837)        (348)
                                                                           ---------   -------    ---------

                                                                           $ 247,976   $227,346   $ 211,582
                                                                           =========   ========   =========

































The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Inc.                                                                 1998 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermedics Inc. (the Company) develops, manufactures, and markets on-line product quality assurance systems, security devices, and laboratory products including electrochemistry and microweighing systems; precision weighing and inspection equipment, implantable heart-assist systems, whole-blood coagulation testing equipment, and skin-incision devices; and electronics-test instruments and a range of power electronics; as well as other products.

Relationship With Thermo Electron Corporation
      The Company was incorporated in 1983 as a wholly owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, on a pro forma basis, assuming the completion of the transaction discussed in Note 8, Thermo Electron owned 30,850,049 shares of the Company's common stock, representing 74% of such stock outstanding.
      During 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, Thermo Electron announced that the Company may acquire
Thermo Electron's wholly owned biomedical group in exchange for shares of Company common stock, and the Company's equity interest in its Thermedics
Detection Inc., Thermo Sentron Inc., and Thermo Voltek Corp. subsidiaries (Note
16).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company;
its wholly owned subsidiaries; and its majority-owned public subsidiaries, Thermedics Detection, Thermo Sentron, Thermo Cardiosystems Inc., and Thermo
Voltek. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal 1998 and 1996 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes the majority of its revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $7,494,000, $8,735,000, and $6,564,000 in 1998, 1997, and 1996, respectively. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for customer billing on a cost-plus-fixed-fee basis when certain milestones are attained, or monthly, as costs are incurred. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying balance sheet and were not material at year-end 1998 and 1997. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

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

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

      If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the accompanying statement of comprehensive income and shareholders' investment as "Effect of majority-owned subsidiaries' equity transactions."

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects (Note 14).

Cash and Cash Equivalents
      At year-end 1998 and 1997, $72,714,000 and $175,101,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
      At year-end 1998, $663,000 of the Company's cash equivalents, denominated in Dutch guilders, were invested in a repurchase agreement with a wholly owned subsidiary of Thermo Electron. Under this agreement, the Company in effect lends excess cash to the subsidiary, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on Netherlands market rates, set at the beginning of each month. At year-end 1998 and 1997, the Company's cash equivalents were also invested in U.S. government-agency discount notes and money market preferred stock. Cash equivalents are carried at cost, which approximates market value.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead.
The components of inventories are:

(In thousands)                                                                            1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Raw Material and Supplies                                                              $25,275     $23,857
Work in Process                                                                         15,918      18,218
Finished Goods                                                                          21,590      17,499
                                                                                       -------     -------

                                                                                       $62,783     $59,574
                                                                                       =======     =======

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 32 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                            1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Land and Buildings                                                                     $ 6,139     $ 6,154
Machinery, Equipment, and Leasehold Improvements                                        54,548      49,443
                                                                                       -------     -------

                                                                                        60,687      55,597
Less:  Accumulated Depreciation and Amortization                                        38,780      33,986
                                                                                       -------     -------

                                                                                       $21,907     $21,611
                                                                                       =======     =======

Other Assets
      Other assets in the accompanying balance sheet includes the cost of acquired patents, trademarks, acquired technology, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 4 to 40 years. These assets were $5,492,000 and $4,400,000, net of accumulated amortization of $3,716,000 and $3,253,000, at year-end 1998 and 1997, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years.
Accumulated amortization was $14,925,000 and $12,116,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments, net of minority interest, are reflected in the "Accumulated other comprehensive items" component of shareholders' investment (Note 15). Foreign currency transaction gains or losses are included in the accompanying statement of income and are not material for the three years presented.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Available-for-sale Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects and minority interest, recorded in the "Accumulated other comprehensive items" component of shareholders' investment (Note 15).
      The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type are:

(In thousands)                                                                        Gross          Gross
                                                         Market          Cost    Unrealized     Unrealized
                                                          Value         Basis         Gains         Losses
-------------------------------------------------- ------------- ------------- ------------- --------------

1998
Government-agency Securities                            $88,425       $88,336       $    98       $    (9)
Other                                                     2,144         2,045           124           (25)
                                                        -------       -------       -------       -------

                                                        $90,569       $90,381       $   222       $   (34)
                                                        =======       =======       =======       =======

1997
Government-agency Securities                            $55,391       $55,334       $    66       $    (9)
Corporate Bonds                                          11,547        11,521            26             -
Other                                                     4,044         3,944           174           (74)
                                                        -------       -------       -------       -------

                                                        $70,982       $70,799       $   266       $   (83)
                                                        =======       =======       =======       =======

      Short- and long-term available-for-sale investments in the accompanying
1998 balance sheet include $42,475,000 with contractual maturities of one year or less, $47,260,000 with contractual maturities of more than one year through five years, and $834,000 with contractual maturities of more than five years through ten years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call features of the securities that enable either the Company, the issuer, or both to redeem these securities at an earlier date.

2.    Available-for-sale Investments (continued)

      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. Gain on sale of investments, net, resulted from gross realized gains of $39,000, $432,000, and $1,086,000 in 1998, 1997, and 1996, respectively, and gross realized losses of $130,000 in 1996 relating to the sale of available-for-sale investments.

3.    Acquisitions

      In June 1998, Thermo Sentron acquired the three businesses that constituted the product-monitoring group of Graseby Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc, for $43,976,000 in cash, net of cash acquired, and the assumption of certain liabilities. The U.K.-based product-monitoring businesses design, manufacture, and distribute specialized packaged-goods equipment, including checkweighers and metal detectors, for the food and pharmaceutical industries. To partially finance this acquisition, Thermo Sentron borrowed $21,000,000 from Thermo
Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. In December 1998, Thermo Sentron repaid $2,000,000 of this amount and issued Thermo Electron a new promissory note for $19,000,000 in exchange for the initial note. This note is due June 1999 and bears interest under the same terms as the initial note. As of January 2, 1999, the interest rate on this note was 5.36%.
      In May 1997, Thermo Cardiosystems acquired International Technidyne from
Thermo Electron in exchange for 3,355,705 shares of Thermo Cardiosystems' common stock. International Technidyne is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables, and also manufactures premium-quality, single-use skin-incision devices. Because the Company, Thermo Cardiosystems, and International Technidyne were deemed for accounting purposes to be under control of their common majority owner, Thermo
Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, all historical financial information presented has been restated to reflect the acquisition of International Technidyne.
      Revenues and net income, as previously reported by the separate entities prior to the acquisition and as restated for the combined Company, are:

(In thousands)                                                                                         1996
-------------------------------------------------------------------------------------- ---------- ----------

Revenues:
  Historical                                                                                       $258,085
  International Technidyne                                                                           33,992
                                                                                                   --------

                                                                                                   $292,077
                                                                                                   ========

Net Income:
  Historical                                                                                       $ 26,831
  International Technidyne                                                                            4,672
  Minority interest expense not previously reported                                                  (2,365)
                                                                                                   --------

                                                                                                   $ 29,138
                                                                                                   ========

      In addition, during 1997, two of the Company's majority-owned subsidiaries made acquisitions for $6,291,000 in cash.
      In December 1996, Thermo Cardiosystems acquired substantially all of the assets, subject to certain liabilities, of Nimbus Medical, Inc., a research and development organization specializing in ventricular-assist devices and total artificial hearts, for $5,013,000 in cash. Nimbus is engaged strictly in research and development activities and,

3.    Acquisitions (continued)

through its acquisition date, had not completed development of any commercial products for which it retains ownership rights. Nimbus' assets acquired by Thermo Cardiosystems included certain technology in development. The feasibility of the technology in development had not been conclusively established at the acquisition date and such technology had no future use other than in potential future generations of heart-assist devices or in total artificial hearts. In connection with the acquisition of Nimbus, Thermo Cardiosystems wrote off
$4,909,000, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost.
      In January 1996, Thermedics Detection acquired the assets and certain liabilities of Moisture Systems Corporation and certain affiliated companies
(collectively, Moisture Systems), and the stock of Rutter & Co. B.V. (Rutter) for a total purchase price of $21,668,000 in cash, which included the repayment of $700,000 of debt. Moisture Systems and Rutter design, manufacture, and sell instruments that use near-infrared spectroscopy to measure moisture and other product components. In connection with these acquisitions, the Company borrowed
$15,000,000 from Thermo Electron pursuant to a promissory note due March 1997, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The Company repaid the $15,000,000 promissory note to Thermo Electron in September 1996. During 1996, the Company's majority-owned subsidiaries made other acquisitions for $15,501,000 in cash.
      These acquisitions, excluding Thermo Cardiosystems' acquisition of International Technidyne, have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.
The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $67,945,000, which is being amortized over periods not exceeding 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, in the case of the product-monitoring businesses, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final allocation of purchase price will differ materially from the preliminary estimates. Pro forma data is not presented since the acquisitions were not material to the Company's results of operations.
      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions, except for the acquisition completed in 1998, for which finalization will occur no later than one year from the date of the acquisition. Unresolved matters at January 2, 1999, primarily included completion of planned severances and

3.    Acquisitions (continued)

abandonment of excess facilities for the acquisition completed during 1998. A summary of the changes in accrued acquisition expenses, which are included in other accrued expenses in the accompanying balance sheet, is:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other          Total
----------------------------------------------- -------------- -------------- -------------- --------------

Balance at December 30, 1995                         $    849       $    553       $      -       $  1,402
  Reserves established                                    577            144             37            758
   Usage                                                 (779)          (372)             -         (1,151)
  Decrease due to finalization of                         (33)           (69)             -           (102)
    restructuring
    plan, recorded as a decrease to cost in
    excess of net assets of acquired
    companies
  Currency translation adjustment                          (2)            (2)             -             (4)
                                                     --------       --------       --------       --------

Balance at December 28, 1996                              612            254             37            903
  Reserves established                                    237             62              -            299
   Usage                                                 (548)          (254)           (37)          (839)
  Decrease due to finalization of                        (104)             -              -           (104)
    restructuring plan, recorded as a
    decrease to cost in excess of net
    assets of acquired companies
  Currency translation adjustment                           -              -              -              -
                                                     --------       --------       --------       --------

Balance at January 3, 1998                                197             62              -            259
  Reserves established                                    537            772              -          1,309
   Usage                                                 (552)           (40)             -           (592)
  Currency translation adjustment                          (5)            (6)             -            (11)
                                                     --------       --------       --------       --------

Balance at January 2, 1999                           $    177       $    788       $      -       $    965
                                                     ========       ========       ========       ========

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permitted the grant of nonqualified and incentive stock options. These plans expired during 1993. Two other plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board
Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less

4.    Employee Benefit Plans (continued)

than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders.
Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 388,000 shares at a weighted average exercise price of $19.39 per share elected to participate in this exchange and, as a result, received options to purchase 194,000 shares of Company common stock at $10.81 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

  A summary of the Company's stock option activity is:

                                                       1998                 1997                1996
                                               -------------------  ------------------  ------------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number               Number
                                                     of                  of                   of
(Shares in thousands)                            Shares              Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            1,584     $14.93    1,664     $14.99     1,557     $12.38
  Granted                                           628      13.52      111      19.00       303      27.17
  Exercised                                        (139)      7.91      (63)      7.92      (137)      9.12
  Forfeited                                        (137)     19.53     (128)     22.75       (59)     22.42
  Canceled due to exchange                         (388)     19.39        -          -         -         -
                                                  -----               -----                -----

Options Outstanding, End of Year                  1,548     $13.46    1,584     $14.93     1,664     $14.99
                                                  =====     ======    =====     ======     =====     ======

Options Exercisable                               1,545     $13.46    1,584     $14.93     1,664     $14.99
                                                  =====     ======    =====     ======     =====     ======

Options Available for Grant                         490                 296                  284
                                                  =====               =====                =====



      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                                       Options Outstanding
                                                      ------------------------------------------------------
Range of Exercise Prices                                    Number            Weighted             Weighted
                                                                of             Average              Average
                                                            Shares           Remaining             Exercise
                                                               (In    Contractual Life                Price
                                                        thousands)
----------------------------------------------- ------------------- ------------------- --------------------
$  4.70 - $ 10.96                                              605           4.5 years               $ 8.47
  10.97 -   17.22                                              765           6.6 years                15.26
  17.23 -   23.47                                              107           7.1 years                19.04
  23.48 -   29.73                                               71           4.4 years                28.21
                                                             -----

$  4.70 - $ 29.73                                            1,548           5.7 years               $13.46
                                                             =====

      The information disclosed above for options outstanding at January 2, 1999, does not differ materially for options exercisable.

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company or its majority-owned public subsidiaries and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares were issued under this program during 1998. During 1997 and 1996, the Company issued 9,000 shares and 10,000 shares, respectively, of its common stock under this program.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after 1994 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                         1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Net Income:
  As reported                                                                $23,610    $41,492    $29,138
  Pro forma                                                                   20,886     39,454     27,960
Basic Earnings per Share:
  As reported                                                                    .57       1.13        .80
  Pro forma                                                                      .51       1.08        .77
Diluted Earnings per Share:
  As reported                                                                    .55       1.07        .75
  Pro forma                                                                      .49       1.01        .72


4.    Employee Benefit Plans (continued)

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.15, $8.81, and $11.49 in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                       38%        39%        39%
Risk-free Interest Rate                                                         4.8%       6.2%       5.7%
Expected Life of Options                                                   4.1 years  5.6 years  5.0 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions to the 401(k) plan are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense
$1,643,000, $1,758,000, and $1,460,000 in 1998, 1997, and 1996, respectively.

5.    Income Taxes

      The components of income before provision for income taxes, minority interest, and extraordinary item are:

(In thousands)                                                                   1998      1997     1996
----------------------------------------------------------------------------- -------- --------- --------

Domestic                                                                      $30,606  $ 63,053  $43,172
Foreign                                                                         9,452     5,844    8,325
                                                                              -------  --------  -------

                                                                              $40,058  $ 68,897  $51,497
                                                                              =======  ========  =======


5.    Income Taxes (continued)

      The components of the provision for income taxes are:

(In thousands)                                                                   1998      1997     1996
----------------------------------------------------------------------------- -------- --------- --------

Currently Payable:
  Federal                                                                     $ 7,615  $ 13,256  $12,058
  State                                                                         2,074     3,008    2,327
  Foreign                                                                       3,534     2,049    3,618
                                                                              -------  --------  -------

                                                                               13,223    18,313   18,003
                                                                              -------  --------  -------

Net Deferred (Prepaid):
  Federal                                                                       2,063       496   (3,843)
  State                                                                           322       145       24
  Foreign                                                                        (296)      721     (215)
                                                                              -------  --------  -------

                                                                                2,089     1,362   (4,034)
                                                                              -------  --------  -------

                                                                              $15,312  $ 19,675  $13,969
                                                                              =======  ========  =======

      The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $808,000, $1,591,000, and $3,520,000 of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1998, 1997, and 1996, respectively. The provision for income taxes that is currently payable also does not reflect
$1,800,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes, minority interest, and extraordinary item due to:

(In thousands)                                                                   1998      1997     1996
----------------------------------------------------------------------------- -------- --------- --------

Provision for Income Taxes at Statutory Rate                                  $14,020  $ 24,114  $18,024
Increases (Decreases) Resulting From:
  Gain on issuance of stock by subsidiaries                                         -    (5,976)  (8,278)
  State income taxes, net of federal tax                                        1,557     2,057    1,534
  Amortization and write-off of cost in excess of net assets of                   483       401    3,256
    acquired companies
  Reduction in valuation allowance                                                  -         -     (684)
  Tax benefit of foreign sales corporation                                       (442)     (698)    (437)
  Foreign tax rate and regulation differential                                    (27)     (125)    (132)
  Nondeductible expenses                                                          153       107      228
  Other, net                                                                     (432)     (205)     458
                                                                              -------  --------  -------

                                                                              $15,312   $19,675  $13,969
                                                                              =======   =======  =======


5.    Income Taxes (continued)

      Prepaid and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                              1998     1997
--------------------------------------------------------------------------------------- --------- --------

Prepaid (Deferred) Income Taxes:
  Reserves and accruals                                                                 $  4,701  $ 3,732
  Inventory reserves                                                                       3,196    3,869
  Depreciation and amortization                                                            2,029    1,912
  Accrued compensation                                                                     1,131    1,988
  Write-off of acquired technology (Note 3)                                                1,560    1,834
  Tax loss and credit carryforwards                                                        1,756    1,180
  Trademarks and other intangible assets                                                    (924)  (1,069)
  Allowance for doubtful accounts                                                            560      328
  Warranty reserves                                                                          400      107
  Other, net                                                                                   -       72
                                                                                        --------  -------

                                                                                        $ 14,409  $13,953
                                                                                        ======== ========

      Thermo Voltek has federal tax net loss carryforwards, subject to the limitations described below. These net operating loss carryforwards will begin to expire in 1999. Pursuant to U.S. Internal Revenue Code Sections 382 and 383, the utilization of the net operating loss carryforwards is limited to the tax benefit of a deduction of approximately $240,000 per year with any unused portion of this annual limitation carried forward to future years. As of January
2, 1999, net operating loss carryforwards totaled $3,852,000, including $603,000 that have not been benefited since they will expire unused.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
      A provision has not been made for U.S. or additional foreign taxes on $15,331,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

6.    Commitments and Contingencies

Operating Leases
      The Company and its subsidiaries lease various office and manufacturing facilities under operating lease arrangements expiring from 1999 through 2068.
The accompanying statement of income includes expenses from operating leases of $6,221,000, $5,470,000, and $5,689,000 in 1998, 1997, and 1996, respectively.
Future minimum payments due under noncancelable operating leases as of January
2, 1999, are $5,543,000 in 1999, $4,544,000 in 2000, $3,554,000 in 2001,
$3,222,000 in 2002, $2,266,000 in 2003, and $4,455,000 in 2004 and thereafter.
Total future minimum lease payments are $23,584,000.

6.    Commitments and Contingencies (continued)

Contingencies
      Thermo Cardiosystems has received correspondence alleging that the textured surface of the left ventricular-assist systems' (LVAS) housing infringed the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The
Company has investigated the bases of the allegation and, based on the opinion of its counsel and the Company's assessment of the proceedings in the United
States Patent and Trademark Office to date, believes that if Thermo
Cardiosystems were sued on these bases, it would have meritorious defenses.
Given the inherent uncertainties in dispute resolution, however, if Thermo
Cardiosystems were sued and the outcome were unfavorable, the Company's results of operations or financial condition could be materially adversely affected in amounts the Company cannot reasonably estimate.
      See Note 16 for a discussion of litigation concerning the Company's merger with Thermo Voltek.

7.    Short- and Long-term Obligations and Other Financing Arrangements

Long-term Obligations

(In thousands except per share amounts)                                                     1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Noninterest-bearing Subordinated Convertible Debentures, due 2003,                      $ 31,565   $ 65,000
  Convertible at $32.68 per Share
2 7/8% Subordinated Convertible Debentures, due 2003, Convertible at                      15,859          -
  $14.928 per Share
3 3/4% Subordinated Convertible Debentures, due 2000, Convertible Into                     5,250      7,750
  Shares of Thermo Voltek at $7.83 per Share
4 3/4% Subordinated Convertible Debentures, due 2004, Convertible Into                    70,000     70,000
  Shares of Thermo Cardiosystems at $31.415 per Share
Other                                                                                        176         52
                                                                                        --------   --------

                                                                                         122,850    142,802
Less:  Current Maturity of Long-term Obligation                                               48         31
                                                                                        --------   --------

                                                                                        $122,802   $142,771
                                                                                        ========   ========

      In June 1998, the Company offered holders of its noninterest-bearing subordinated convertible debentures due 2003, convertible at $32.68 per share, the opportunity to exchange such debentures for newly issued 2 7/8% subordinated convertible debentures due 2003, convertible at $14.928 per share. Holders of $21,724,000 principal amount of outstanding debentures exchanged such debentures for $15,859,000 principal amount of newly issued debentures. This transaction resulted in an extraordinary gain of $3,076,000, net of taxes of $2,071,000, in accordance with the provisions of EITF No. 96-19. In addition, during 1998, the Company and a majority-owned subsidiary repurchased $14,211,000 principal amount of subordinated convertible debentures for $11,384,000 in cash, resulting in an extraordinary gain of $1,562,000, net of taxes of $1,021,000.
      The Company's convertible obligations are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under its guarantee of the Company's, Thermo Voltek's, or Thermo Cardiosystems' obligations.
      In lieu of issuing shares of Thermo Voltek common stock upon the conversion of the 3 3/4% subordinated convertible debentures due 2000, Thermo
Voltek has the option to pay holders of the debentures cash equal to the weighted average market price of its common stock on the last trading date prior to conversion.

7.    Short- and Long-term Obligations and Other Financing Arrangements (continued)

      During 1997 and 1996, convertible obligations of $4,650,000 and $31,562,000, respectively, were converted into common stock of the Company or its subsidiaries.
      See Note 11 for fair value information pertaining to the Company's long-term obligations.

Short-term Obligations and Other Financing Arrangements
      Several of the Company's foreign subsidiaries have lines of credit outstanding of $5,473,000 and $5,506,000 as of year-end 1998 and 1997, respectively. Amounts borrowed under these agreements are included in notes payable and current maturity of long-term obligation in the accompanying balance sheet, and are guaranteed by either the Company or Thermo Electron.
      In addition, the Company's Netherlands-based subsidiaries have an agreement with a wholly owned subsidiary of Thermo Electron under which the subsidiaries can borrow funds that bear interest at a rate based on Netherlands market rates, set at the beginning of each month. At year-end 1998, the Company had borrowings under this agreement of $791,000, which are included in notes payable and current maturity of long-term obligation in the accompanying 1998 balance sheet.
      The weighted average interest rate on these borrowings was 6.5% and 7.4%
at year-end 1998 and 1997, respectively. Unused lines of credit were $11,123,000 as of year-end 1998. In addition, included in notes payable and current maturity of long-term obligation in 1997 is a $1,961,000 promissory note relating to an acquisition by Thermo Sentron, bearing interest at 7.94%. The promissory note was repaid in January 1998.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). In addition, the Company uses data processing and contract administration services of two majority-owned subsidiaries of Thermo Electron, and is charged based on actual usage. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $2,517,000, $3,143,000, and $2,953,000 in 1998, 1997, and 1996,
respectively. Management believes that the service fees charged by Thermo
Electron and its subsidiaries are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Research and Development Agreements
      Pursuant to a subcontract entered into in October 1993, which expires in February 1999, Thermedics Detection performs research and development services for Thermo Coleman Corporation, which is the prime contractor under a contract with the U.S. Department of Energy. Thermo Coleman is a majority-owned subsidiary of Thermo Electron. Thermo Coleman paid Thermedics Detection $2,000,
$533,000, and $619,000 for services rendered in 1998, 1997, and 1996, respectively.
      Thermedics Detection entered into a funded research and development arrangement with ThermoLase Corporation, a publicly traded, majority-owned subsidiary of ThermoTrex Corporation, which itself is a publicly

8.    Related-party Transactions (continued)

traded, majority-owned subsidiary of Thermo Electron, in December 1997 to develop a cryogenic cooling device for ThermoLase. ThermoLase purchased product totaling $303,000 from Thermedics Detection in 1998.

Distribution Agreement
      Pursuant to an international distributorship agreement, Thermedics
Detection appointed Arabian Business Machines Co. (ABM) as its exclusive distributor of the Company's security instruments in certain Middle Eastern countries. ABM is a member of The Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America
Corporation and Competrol Real Estate Limited, two other members of The Olayan
Group, which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father.
Revenues recorded under this agreement totaled $248,000, $480,000, and $652,000 in 1998, 1997, and 1996, respectively.

Management Contract
      One of the Company's executive employees in 1998 and 1997 and two of the Company's executive employees in 1996 allocated a portion of their salary, bonus, and travel expenses for the time they devote to Thermo Electron and Thermo Instrument. In 1998, 1997, and 1996, the Company was reimbursed $270,000,
$194,000, and $707,000, respectively, under this arrangement.

Other Related-party Transactions
      Thermedics Detection purchases an X-ray source that is used as a component in its InScan systems from Trex Medical Corporation, a publicly traded, majority-owned subsidiary of ThermoTrex. Thermedics Detection paid Trex Medical
$381,000 and $48,000 for these products in 1998 and 1997, respectively.
      Thermo Electron's Tecomet division provides metal fabrication services in connection with the manufacture of the heart-assist devices sold by Thermo
Cardiosystems. Thermo Cardiosystems paid $1,717,000, $1,872,000, and $2,892,000 for these services in 1998, 1997, and 1996, respectively.

Repurchase Agreements
      The Company invests excess cash in repurchase agreements with Thermo
Electron as discussed in Note 1.

Short-term Available-for-sale Investments
      As of December 28, 1996, the Company's short-term available-for-sale investments included $3,336,000 (amortized cost of $3,182,000) of 6 1/2% subordinated convertible debentures due 1997, which were purchased on the open market. The debentures had a par value of $3,100,000 and were issued by Thermo
TerraTech Inc., a majority-owned subsidiary of Thermo Electron. The debentures were sold in 1997, resulting in a gain of $428,000, included in gain on sale of investments, net, in the accompanying statement of income.

Short-term Obligations
      See Note 3 for a discussion of the Company's related-party obligations.

Common Stock
      On February 5, 1998, the Company's Board of Directors voted to issue
4,880,533 shares of its common stock to Thermo Electron in exchange for 3,355,705 shares of common stock of Thermo Cardiosystems. The Company's issuance of the 4,880,533 shares of its common stock to Thermo Electron is subject to approval by the Company's shareholders in a meeting scheduled for March 31, 1999. However, because Thermo Electron is the majority shareholder and intends to vote its shares in favor of the transaction, approval is assured and, therefore, the shares are considered to be outstanding as of February 5, 1998, for purposes of computing weighted average shares. The shares of common stock will be exchanged at their respective fair market values as of February 5, 1998.
      In January and April 1996, the Company issued an aggregate of 1,987,273 shares of its common stock to Thermo Electron in exchange for 634,049 shares of common stock of Thermo Voltek and 929,947 shares of common

8.    Related-party Transactions (continued)

stock of Thermo Cardiosystems. The shares of common stock were exchanged at their respective fair market values on the dates of the transactions. See Note
16 for additional information pertaining to related-party common stock activity.

9.    Common Stock

      At January 2, 1999, the Company had reserved 4,111,635 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of its subordinated convertible debentures.

10.   Transactions in Stock of Subsidiaries

      In March 1997, Thermedics Detection sold 2,671,292 shares of its common stock in an initial public offering at $11.50 per share, for net proceeds of $28,078,000, resulting in a gain of $17,075,000.
      In March 1996, Thermedics Detection sold 300,000 shares of its common stock in a private placement at $10.00 per share, for net proceeds of $3,000,000, resulting in a gain of $2,516,000. In November 1996, Thermedics
Detection sold 383,500 shares of its common stock in a private placement at $10.75 per share, for net proceeds of $3,964,000, resulting in a gain of $3,165,000.
      In April 1996, Thermo Sentron sold 2,875,000 shares of its common stock in an initial public offering at $16.00 per share, for net proceeds of $42,335,000, resulting in a gain of $17,970,000.
      During 1997 and 1996, a large portion of Thermo Cardiosystems' subordinated convertible obligations was converted into shares of Thermo
Cardiosystems common stock. No gains were recorded on the conversions of these convertible obligations as Thermo Cardiosystems was principally engaged in research and development at the time the convertible obligations were issued.
      The Company's percentage ownership of its majority-owned subsidiaries at year end was:

                                                                               1998       1997        1996
------------------------------------------------------------------------- ---------- ----------- ----------

Thermo Cardiosystems (a)                                                        60%        51%         54%
Thermo Voltek                                                                   67%        65%         51%
Thermo Sentron                                                                  74%        71%         71%
Thermedics Detection                                                            84%        83%         96%

(a) Reflects the Company's purchase of 3,355,705 shares of Thermo Cardiosystems common stock in 1998 as discussed in Note 8.

11.   Fair Value of Financial Instruments

      The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, note payable to parent company, notes payable and current maturity of long-term obligation, accounts payable, due to parent company and affiliated companies, and long-term obligations. The carrying amount of these financial instruments, with the exception of available-for-sale investments and long-term obligations, approximates fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.


11.   Fair Value of Financial Instruments

      The fair value of long-term obligations was determined based on quoted market prices. The carrying amount and fair value of the Company's long-term obligations are:

                                                                        1998                  1997
                                                               --------------------  ----------------------
                                                                Carrying       Fair   Carrying        Fair
(In thousands)                                                    Amount      Value     Amount       Value
-------------------------------------------------------------- ---------- ---------- ---------- -----------

Convertible Obligations                                         $122,674   $103,480   $142,750   $ 130,201
Other Long-term Obligations                                          128        128         21          21
                                                                --------   --------   --------   ---------

                                                                $122,802   $103,608   $142,771   $ 130,222
                                                                ========   ========   ========   =========

12.   Nonrecurring Costs

      The Company recorded nonrecurring costs of $12,728,000 in 1996 for the write-off of cost in excess of net assets of acquired company and certain other intangible assets associated with its Corpak subsidiary. The Company no longer expects to reinvest in its enteral nutrition-delivery business. The Company's analysis indicates that the expected future undiscounted cash flow from this business would be insufficient to recover the Company's investment.
      In addition, in 1996, Thermo Cardiosystems wrote off $4,909,000 of acquired technology associated with the acquisition of Nimbus (Note 3).

13.   Business Segments, Geographical Information, and Concentrations of Risk

      The Company's principal businesses operate in four reportable segments.
The Quality Assurance and Security Products segment develops, manufactures, and markets high-speed detection and measurement instruments and security products.
The Precision Weighing and Inspection Equipment segment develops, manufactures, and markets high-speed precision-weighing and inspection equipment. The Heart
Assist and Blood Testing Devices segment develops, manufactures, and markets
LVAS, whole-blood coagulation testing equipment, and skin-incision devices. The
Power Electronics and Test Equipment segment designs, manufactures, and markets electronics-test instruments and a range of products related to power amplification, conversion, and quality. The Company also develops, manufactures, and markets enteral nutrition-delivery systems and a line of medical-grade polymers used in medical disposables and in nonmedical, industrial applications, including safety glass and automotive coatings.
      The Company's Quality Assurance and Security Products segment derived revenues from laboratory products of $51,302,000, $53,054,000, and $50,854,000 in 1998, 1997, and 1996, respectively, and from detection instruments of $40,273,000, $51,320,000, and $43,750,000 in 1998, 1997, and 1996, respectively.
      The Company's Heart Assist and Blood Testing Devices segment derived revenues from LVAS of $30,303,000, $26,960,000, and $29,970,000 in 1998, 1997,
and 1996, respectively. In addition, this segment derived revenues from blood-coagulation testing equipment and skin-incision devices of $36,545,000, $35,874,000, and $33,992,000 in 1998, 1997, and 1996, respectively.
      Certain raw materials used in the manufacture of Thermo Cardiosystems'
LVAS are available from only one or two suppliers. Thermo Cardiosystems is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying certain other alternative materials and components or developing alternative sources for materials or components supplied by a single source. Although the Company believes that it has adequate supplies of materials and components to meet demand for the LVAS for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials or components in the future that could delay shipments of the LVAS.


13.   Business Segments, Geographical Information, and Concentrations of Risk (continued)

(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Business Segment Information

Revenues:
    Quality Assurance and Security Products                                $  91,575  $104,374    $  94,604
    Precision Weighing and Inspection Equipment                               98,763    78,695       70,027
    Heart Assist and Blood Testing Devices                                    66,848    62,834       63,962
    Power Electronics and Test Equipment                                      37,940    44,648       48,507
    Other                                                                     18,005    17,115       14,977
                                                                           ---------   -------    ---------

                                                                           $ 313,131   $307,666   $ 292,077
                                                                           =========   ========   =========

Income Before Provision for Income Taxes, Minority Interest, and
  Extraordinary Item:
    Quality Assurance and Security Products                                $  12,937   $20,430    $   9,848
    Precision Weighing and Inspection Equipment                                9,056     8,886        7,355
    Heart Assist and Blood Testing Devices                                     8,554    10,461       10,220
    Power Electronics and Test Equipment                                        (493)       56        5,522
    Other                                                                      3,998     3,679      (10,938)
    Corporate (a)                                                             (1,521)   (2,104)      (2,112)
                                                                           ---------   -------    ---------

    Total operating income                                                    32,531    41,408       19,895
    Interest and other income, net                                             7,527    27,489       31,602
                                                                           ---------   -------    ---------

                                                                           $  40,058   $68,897    $  51,497
                                                                           =========   =======    =========

Total Assets:
    Quality Assurance and Security Products                                $ 132,971  $146,224     $115,547
    Precision Weighing and Inspection Equipment                              140,164   115,101      107,185
    Heart Assist and Blood Testing Devices                                   172,363   173,208      124,978
    Power Electronics and Test Equipment                                      58,915    63,895       74,409
    Other                                                                     12,893    10,525        8,070
    Corporate (b)                                                             36,312    27,599       26,510
                                                                           ---------   -------    ---------

                                                                           $ 553,618  $536,552    $ 456,699
                                                                           =========  ========    =========

Depreciation and Amortization:
    Quality Assurance and Security Products                                $   3,301   $ 3,298    $   3,979
    Precision Weighing and Inspection Equipment                                2,603     1,641        1,676
    Heart Assist and Blood Testing Devices                                     2,599     2,258        2,032
    Power Electronics and Test Equipment                                       1,995     2,176        1,649
    Other                                                                      1,077       974        1,081
    Corporate                                                                     18        14           14
                                                                           ---------   -------    ---------

                                                                           $  11,593   $10,361    $  10,431
                                                                           =========   =======    =========

13.   Business Segments, Geographical Information, and Concentrations of Risk (continued)

(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Capital Expenditures:
  Quality Assurance and Security Products                                  $   2,775   $ 1,887    $   2,266
  Precision Weighing and Inspection Equipment                                  1,043       708          872
  Heart Assist and Blood Testing Devices                                       1,599     2,333        2,571
  Power Electronics and Test Equipment                                           998       935        2,047
  Other                                                                        1,223     1,206          865
  Corporate                                                                        -        18            -
                                                                           ---------   -------    ---------

                                                                           $   7,638   $ 7,087    $   8,621
                                                                           =========   =======    =========

Geographical Information

Revenues (c):
  United States                                                            $ 244,710  $245,680    $ 227,078
  England                                                                     31,437    17,116       12,995
  Other                                                                       53,309    59,114       64,024
  Transfers among geographical areas (d)                                     (16,325)  (14,244)     (12,020)
                                                                           ---------   -------    ---------

                                                                           $ 313,131  $307,666    $ 292,077
                                                                           =========  ========    =========

Long-lived Assets (e):
  United States                                                            $  19,968   $19,675    $  19,475
  Other                                                                        3,631     3,041        3,090
                                                                           ---------   -------    ---------

                                                                           $  23,599   $22,716    $  22,565
                                                                           =========   =======    =========

Export Revenues Included in United States Revenues Above (f):              $  70,165   $79,724    $  67,002
                                                                           =========   =======    =========

(a) Primarily general and administrative expenses.
(b) Primarily cash, cash equivalents, and short- and long-term available-for-sale investments.
(c) Revenues are attributed to countries based on selling location.
(d) Transfers among geographical areas are accounted for at
    prices that are representative of transactions with unaffiliated parties.
(e) Includes property, plant, and equipment, net, and other long-term tangible assets.
(f) In general, export revenues are denominated in U.S. dollars.

14.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                          1998      1997     1996
----------------------------------------------------------------------------- -------- --------- --------

Basic
Net Income                                                                    $23,610  $ 41,492  $29,138
                                                                              -------  --------  -------

Weighted Average Shares                                                        36,783    36,700   36,417
Effect of Shares Issuable in Exchange for Thermo Cardiosystems                  4,438         -        -
                                                                              -------  --------  -------
Common  Stock (Note 8)

Pro Forma Basic Weighted Average Shares                                        41,221    36,700   36,417
                                                                              -------  --------  -------

Basic Earnings per Share                                                      $   .57  $   1.13  $   .80
                                                                              =======  ========  =======

Diluted
Net Income                                                                    $23,610  $ 41,492  $29,138
Effect of:
  Convertible obligations                                                         138         -       50
  Majority-owned subsidiary's dilutive securities                                 (23)      (39)    (441)
                                                                              -------  --------  -------

Income Available to Common Shareholders, as Adjusted                          $23,725  $ 41,453  $28,747
                                                                              -------  --------  -------

Pro Forma Basic Weighted Average Shares                                        41,221    36,700   36,417
Effect of:
  Convertible obligations                                                       1,928     1,989    1,346
  Stock options                                                                    93       222      439
                                                                              -------  --------  -------

Pro Forma Weighted Average Shares, as Adjusted                                 43,242    38,911   38,202
                                                                              -------  --------  -------

Diluted Earnings per Share                                                    $   .55  $   1.07  $   .75
                                                                              =======  ========  =======

      The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 1,198,000 of such options outstanding, with exercise prices ranging from $10.13 to $29.73 per share.
      An extraordinary gain recorded by the Company increased basic and diluted earnings per share by $.11 in 1998 (Note 7).

15.   Comprehensive Income

      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items, net," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses from available-for-sale investments.

15.   Comprehensive Income (continued)

      Accumulated other comprehensive items in the accompanying consolidated balance sheet consist of the following:

(In thousands)                                                                              1998     1997
--------------------------------------------------------------------------------------- --------- --------

Cumulative Translation Adjustment                                                        $(1,782)  $(2,954)
Net Unrealized Gain on Available-for-sale Investments                                        120       117
                                                                                         -------   -------

                                                                                         $(1,662)  $(2,837)
                                                                                         =======   =======

      Unrealized gains (losses) on available-for-sale investments, a component of other comprehensive items in the accompanying statement of comprehensive income and shareholders' investment, includes the following:

(In thousands)                                                                   1998      1997     1996
----------------------------------------------------------------------------- -------- --------- --------

Unrealized Holding Gains (Losses) Arising During the Year (net of             $    27  $    333  $  (216)
  income tax (provision) benefit of $(16), $(187), and $125)
Reclassification Adjustment for Gains Included in Net Income (net of              (24)     (277)    (612)
  income tax provision of $14, $155, and $344)                                -------  --------  -------

Net Unrealized Gains (Losses) (net of income tax (provision) benefit          $     3  $     56  $  (828)
  of $(2), $(32), and $469)
                                                                              =======  ========  =======

16.   Proposed Reorganization and Merger With Thermo Voltek

Proposed Reorganization
      During 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would acquire Thermo Electron's wholly owned biomedical group for shares of Company common stock. In addition, the Company's equity interests in Thermo Sentron, Thermedics Detection, and Thermo Voltek subsidiaries would be transferred to Thermo Electron for shares of common stock of the Company. Thermo
Electron would, in turn, take Thermo Sentron and Thermedics Detection private;
shareholders of these subsidiaries would receive cash in exchange for their shares of common stock. The proposed transactions are subject to a number of conditions, including the establishment of prices and exchange ratios;
confirmation of anticipated tax consequences; the approval by the Board of Directors of the Company (including its independent directors); negotiation and execution of definitive agreements; clearance by the Securities and Exchange
Commission of any necessary documents in connection with the proposed transactions; approval by the Board of Directors of Thermo Electron; and receipt of fairness opinions from an investment banking firm on certain financial aspects of the transactions.

Merger With Thermo Voltek
      On March 31, 1998, the Company proposed to acquire, through a merger, all of the outstanding shares of common stock of Thermo Voltek that the Company does not own, other than shares owned by Thermo Electron, at a price of $7.00 per share in cash. In addition, the proposal contemplates the assumption of Thermo
Voltek's $5,250,000 principal amount of 3 3/4% subordinated convertible debentures due 2000. As of January 2, 1999, the Company owned 67% of the outstanding common stock of Thermo Voltek. In addition, Thermo Electron owns approximately 3% of the outstanding common stock of Thermo Voltek.
      Thermo Voltek appointed a special committee, comprised of its independent directors, to evaluate the proposal with the assistance of a financial advisor, HSBC Securities, Inc. In September 1998, Thermo Voltek's Board of Directors, upon recommendation of the special committee, voted to proceed with the Company's proposal and in November 1998 entered into a definitive merger agreement with the Company. The merger is still subject to approval by the holders of a majority of Thermo Voltek's shares, excluding the Company, Thermo
Electron, and the directors and officers of the Company, Thermo Voltek, and Thermo Electron. A meeting of Thermo Voltek's shareholders will occur on March
25, 1999, to consider this matter.


16.   Proposed Reorganization and Merger With Thermo Voltek (continued)

      In late March and early April 1998, four putative class actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by shareholders of Thermo Voltek. On October 6, 1998, the Court of Chancery entered an order consolidating these four actions under the caption In re Thermo
Voltek Corp. Shareholders Litigation, Consolidated C.A. 16287 (the Action). The complaint in the Action names the Company, Thermo Voltek, Thermo Electron, and directors of Thermo Voltek as defendants and alleges, among other things, that Thermo Voltek's directors violated the fiduciary duties of loyalty, good faith, and fair dealing that they owed to all shareholders of Thermo Voltek other than the named defendants and the affiliates of the named defendants because the proposed price of $7.00 per share to be paid to Thermo Voltek's shareholders under the terms of the proposed Merger Agreement was allegedly unfair and grossly inadequate. The complaints further allege that the Company, Thermo
Voltek, and Thermo Electron have violated their alleged fiduciary duty of fair dealing by proposing the merger transaction at the time. The complaints request that the Court of Chancery, among other things, declare that the Action is a proper class action and enjoin the proposed transaction or order that any transaction be approved by a majority of the Thermo Voltek shareholders other than the named defendants and their affiliates.
      On November 17, 1998, the Company, Thermo Voltek, Thermo Electron, and the individual defendants filed an answer to the complaint in the Action in which they deny the allegations of any violation of law or breaches of any duty to the plaintiffs or the purported class set forth in the complaints. The Company filed a motion to dismiss the complaint for, among other things, procedural and jurisdictional defects and failure to state a claim upon which relief can be granted, which is currently pending before the court. The parties are currently conducting discovery. Due to the inherent uncertainty of litigation, the outcome of this matter cannot be estimated. The Company expects, however, that any resolution will not materially affect its future results of operations or financial position.

17.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                First     Second      Third     Fourth
--------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                          $75,661    $76,711    $81,515    $79,244
Gross Profit                                                       37,000     37,839     37,454     36,493
Income Before Extraordinary Item                                    5,368      5,274      4,278      4,052
Net Income (a)                                                      6,573      8,707      4,278      4,052
Earnings per Share:
  Basic                                                               .16        .21        .10        .10
  Diluted                                                             .16        .20        .10        .09

1997                                                            First (b)     Second      Third     Fourth
--------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                          $72,057    $75,996    $76,217    $83,396
Gross Profit                                                       35,096     37,856     37,784     41,250
Net Income                                                         21,966      5,506      6,664      7,356
Earnings per Share:
  Basic                                                               .60        .15        .18        .20
  Diluted                                                             .56        .14        .17        .19

(a) Reflects the effect of net of tax extraordinary gains of $1,205,000 and $3,433,000 in the first and second quarters, respectively, which increased basic and diluted earnings per share by $.03 and $.08 in the first and second quarters, respectively.
(b) Reflects a nontaxable gain of $17,075,000 from the issuance of stock by subsidiaries.

                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of Thermedics Inc.:

      We have audited the accompanying consolidated balance sheet of Thermedics
Inc. (a Massachusetts corporation and 74%-owned subsidiary of Thermo Electron
Corporation) and subsidiaries as of January 2, 1999, and January 3, 1998, the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended
January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics
Inc. and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                             Arthur Andersen LLP



Boston, Massachusetts
February 11, 1999

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

Overview

      The Company's businesses operate in four reportable segments: Quality
Assurance and Security Products (Quality Assurance), Precision Weighing and
Inspection Equipment (Inspection Equipment), Heart Assist and Blood Testing
Devices (Heart Assist Devices), and Power Electronics and Test Equipment (Power
Equipment). Through the Company's Thermedics Detection Inc. subsidiary, the
Quality Assurance segment develops, manufactures, and markets high-speed detection and measurement instruments used in a variety of on-line industrial process applications, security applications, and laboratory analyses. The
Inspection Equipment segment includes the Company's Thermo Sentron Inc.
subsidiary, which develops, manufactures, and markets high-speed precision-weighing and inspection equipment for industrial production and packaging lines. In June 1998, Thermo Sentron acquired the three businesses that constituted the product-monitoring group of Graseby Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc (Note 3).
The Power Equipment segment, through the Company's Thermo Voltek Corp.
subsidiary, manufactures electronics-test instruments and a range of products related to power amplification, conversion, and quality.
      The Heart Assist Devices segment, consisting of the Company's Thermo
Cardiosystems Inc. subsidiary, manufactures two implantable left ventricular-assist systems (LVAS): a pneumatic, or air-driven, system and an electric version. The electric LVAS is being used in Europe as a bridge to transplant and to provide long-term cardiac support for patients not eligible for a heart transplant. In general, a profit cannot be earned from the sale of an LVAS in the United States until approval of the device for commercial sale has been received from the U.S. Food and Drug Administration (FDA). With the FDA's approval, the Company began earning a profit on the sale of its air-driven
LVAS in 1994. In September 1998, the Company announced that the FDA granted approval for commercial sale in the U.S. of the electric LVAS as a bridge to transplant, and as a result, Thermo Cardiosystems has become eligible to earn a profit on the sale of the electric LVAS. Until FDA approval has been obtained, the Company may not earn a profit on the sale in the U.S. of other products currently used in clinical studies. Thermo Cardiosystems' International
Technidyne Corporation subsidiary is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables and also manufactures premium-quality, single-use skin-incision devices.
      The Company also develops and manufactures enteral nutrition-delivery systems and a line of medical-grade polymers used in medical disposables and in nonmedical, industrial applications, including safety glass and automotive coatings.
      A significant amount of the Company's revenues is derived from sales of products outside of the United States, through export sales and sales by the Company's foreign subsidiaries. The Company expects an increase in the percentage of revenues derived from international operations. During 1998, the Company had exports from its U.S. and foreign operations to Asia of approximately 8% of total revenues. Exports to Asia in 1998 were primarily to Japan, Taiwan, and China. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales have been adversely affected by the unstable economic conditions in Asia. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations between the U.S. dollar and foreign currencies. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

Results of Operations

1998 Compared With 1997
      Total revenues increased to $313.1 million in 1998 from $307.7 million in 1997. Increases in revenues at the Inspection Equipment segment of $20.1 million and Heart Assist Devices segment of $4.0 million were partially offset by decreases in revenues at the Quality Assurance segment of $12.8 million and Power Equipment segment of $6.7 million.
      Revenues from the Inspection Equipment segment increased to $98.8 million in 1998 from $78.7 million in 1997. Revenues increased $24.6 million as a result of acquisitions made by Thermo Sentron in 1998 and 1997. This increase was offset in part by decreases of $2.3 million primarily due to decreased demand in the United Kingdom and $2.2 million due to the impact of a stronger U.S. dollar relative to currencies in foreign countries in which Thermo Sentron operates.
      Heart Assist Devices segment revenues increased to $66.8 million in 1998 from $62.8 million in 1997. Revenues from Thermo Cardiosystems' LVAS increased to $30.3 million in 1998 from $27.0 million in 1997, primarily due to an increase in revenues from the electric LVAS as a result of FDA approval, which was granted in September 1998. To a lesser extent revenues increased due to a price increase for the electric LVAS and an increase in revenues from the air-driven LVAS. These increases were offset in part by a decrease in revenues due to the expiration of several government contracts.
      Revenues from the Quality Assurance segment decreased to $91.6 million in 1998 from $104.4 million in 1997. Revenues from Thermedics Detection's industrial process instruments and related services decreased to $30.1 million in 1998 from $39.2 million in 1997, primarily due to lower revenues from ALEXUS(R) and near-infrared analyzers, offset in part by an increase in revenues from Thermedics Detection's InScan(R) product line. Revenues in 1997 included
$6.6 million from a mandated ALEXUS product-line upgrade of The Coca-Cola
Company's existing installed base. Revenues from EGIS(R) explosives-detection systems and related services decreased to $8.2 million in 1998 from $10.3 million in 1997, primarily due to lower shipments of security systems.
Thermedics Detection completed shipments under a contract with the U.S. Federal
Aviation Administration (FAA) during 1998, which contributed $2.6 million of revenues in 1998.
      Revenues from the Power Equipment segment decreased to $37.9 million in 1998 from $44.6 million in 1997, primarily due to lower demand for certain lower-margin products in Europe and lower sales of electrostatic discharge (ESD) test equipment to the semiconductor industry, due in part to Asian economic conditions. In November 1998, Thermo Voltek sold its Universal Voltronics division for $2.5 million, $2.2 million of which had been received as of year-end 1998. Universal Voltronics had unaudited revenues and operating income of $4.7 million and $0.7 million, respectively, in 1998.
      The Company's backlog decreased to $29.8 million at year-end 1998 from $36.6 million at year-end 1997, primarily due to Thermedics Detection's completion of its contract with the FAA and a decrease in demand at Thermo
Voltek.
      The gross profit margin decreased to 48% in 1998 from 49% in 1997. The gross profit margin at the Quality Assurance segment decreased to 54% in 1998 from 56% in 1997, primarily due to lower revenues and, to a lesser extent, changes in product mix. The gross profit margin at the Inspection Equipment segment decreased to 38% in 1998 from 40% in 1997, primarily due to the inclusion of lower-margin revenues from the product-monitoring businesses. These decreases were offset in part by an increase in the gross profit margin at the Heart Assist Devices segment to 58% in 1998 from 57% in 1997, primarily due to manufacturing efficiencies and cost reduction efforts implemented at International Technidyne in 1998.
      Selling, general, and administrative expenses as a percentage of revenues increased to 29% in 1998 from 28% in 1997. The increase is primarily due to a decrease in revenues at the Quality Assurance segment and, to a lesser extent, an increase in sales and marketing staff at the Heart Assist Devices segment in anticipation of increased electric LVAS sales following the FDA's approval.
These increases were offset in part by a decrease in selling, general, and

1998 Compared With 1997 (continued)
administrative expenses as a percentage of revenues at the Power Equipment segment due to efficiencies gained from operational, organizational, and personnel changes implemented in 1997.
      Research and development expenses increased to $26.6 million in 1998 from $24.3 million in 1997. The increase reflects increased expenses at the Heart
Assist Devices segment associated with a clinical trial being conducted to evaluate the electric LVAS as an alternative to medical therapy as well as costs associated with the development of Thermo Cardiosystems' HeartMate II system. In addition, research and development expenses increased at Thermo Sentron due to the inclusion of expenses from the product-monitoring businesses.
      Interest income decreased to $13.1 million in 1998 from $13.3 million in 1997, primarily due to lower average invested balances as a result of cash expended for the acquisition of the product-monitoring businesses and repurchase of securities of the Company and certain of its majority-owned subsidiaries.
These decreases were offset in part by an increase in interest income due to higher average invested balances as a result of Thermo Cardiosystems' issuance of $70.0 million principal amount of 4 3/4% subordinated convertible debentures in May 1997. Interest expense increased to $5.6 million in 1998 from $3.4 million in 1997, primarily as a result of Thermo Cardiosystems' issuance of 4
3/4% subordinated convertible debentures and interest expense on borrowings from Thermo Electron Corporation used to partially finance the acquisition of the product-monitoring businesses.
      The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by subsidiaries, the Company recorded a gain of approximately $17.1 million in 1997 (Note 10). Such gains represent an increase in the Company's proportionate share of the subsidiary's equity and are classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future. Further, in October 1995, the Financial
Accounting Standards Board (FASB) issued an exposure draft of a Proposed
Statement of Financial Accounting Standards, "Consolidated Financial Statements:
Policy and Procedures." In February 1999, the FASB issued a revision of the earlier document entitled "Consolidated Financial Statements: Purpose and Policy." The October 1995 exposure draft had proposed new rules for how consolidated financial statements should be prepared. Under that proposed statement, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for in equity of the consolidated entity with no gain or loss being recorded. The 1995 exposure draft addressed rule changes concerning consolidation procedures, which would affect the Company's ability to record gains on issuance of subsidiary stock, and consolidation policy, which does not affect the accounting for such gains. The February 1999 revised exposure draft addresses only consolidation policy. The FASB indicated that it will consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and contents of any final statement on consolidation procedures are uncertain.
      The effective tax rates were 38% and 29% in 1998 and 1997, respectively.
The effective tax rate in 1998 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The effective tax rate in 1997 was below the statutory federal income tax rate primarily due to the nontaxable gain on issuance of stock by subsidiary, offset in part by the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      Minority interest expense decreased to $5.8 million in 1998 from $7.7 million in 1997, primarily due to lower profits at certain of the Company's majority-owned subsidiaries and the Company's increased ownership of Thermo
Cardiosystems (Note 8).

1998 Compared With 1997 (continued)
      In June 1998, the Company exchanged $21.7 million principal amount of noninterest-bearing subordinated convertible debentures for $15.9 million principal amount of 2 7/8% subordinated convertible debentures due 2003, resulting in an extraordinary gain of $3.0 million, net of related income taxes of $2.1 million. In addition, the Company and a majority-owned subsidiary repurchased $14.2 million principal amount of subordinated convertible debentures for $11.4 million in cash, resulting in an extraordinary gain of $1.6 million, net of related income taxes of $1.0 million (Note 7).

1997 Compared With 1996
      Total revenues increased to $307.7 million in 1997 from $292.1 million in 1996. Increases in revenues of $9.8 million and $8.7 million at the Quality
Assurance and Inspection Equipment segments, respectively, were offset in part by decreases of $3.9 million and $1.1 million at the Power Equipment and Heart
Assist Devices segments, respectively.
        Revenues from the Quality Assurance segment increased to $104.4 million in 1997 from $94.6 million in 1996. Revenues from Thermedics Detection's process detection instruments and related services increased to $39.2 million in 1997 from $35.7 million in 1996, primarily due to ALEXUS revenues of $6.6 million from the fulfillment of a mandated product-line upgrade from The Coca-Cola
Company to its existing installed base and, to a lesser extent, increased shipments of Thermedics Detection's InScan systems, which were introduced in 1996. These increases were offset in part by a decrease in demand in Europe at Thermedics Detection's Moisture Systems subsidiary. Revenues from Thermedics
Detection's EGIS explosives-detection systems and related services increased to $10.3 million in 1997 from $7.1 million in 1996, primarily due to $3.2 million of shipments under a contract with the FAA.
      Revenues from the Inspection Equipment segment increased to $78.7 million in 1997 from $70.0 million in 1996, primarily due to an increase of $7.2 million related to greater product demand and $4.2 million due to acquisitions made by Thermo Sentron in 1997 and 1996. These increases were offset in part by a decrease of $2.7 million due to the impact of a stronger U.S. dollar relative to currencies in foreign countries in which Thermo Sentron operates.
      Revenues from the Power Equipment segment decreased to $44.6 million in 1997 from $48.5 million in 1996, primarily due to lower demand for electromagnetic compatibility (EMC) test products, resulting from the declining influence of IEC 801, the European Union directive on EMC that took effect
January 1, 1996, and, to a lesser extent, a decline in the component-reliability market for ESD test equipment resulting from a slowdown in capital expenditures by the semiconductor industry. These decreases in revenues at Thermo Voltek were offset in part by an increase in revenues of $5.8 million due to acquisitions.
      Heart Assist Devices segment revenues decreased to $62.8 million in 1997 from $64.0 million in 1996, primarily due to a $6.6 million decrease in revenues from the air-driven LVAS, offset in part by the inclusion of $2.0 million in revenues from an acquisition. The decrease in revenues was also offset by a $1.9 million increase in revenues from its electric LVAS and a $1.9 million increase in revenues from International Technidyne.
      The gross profit margin remained constant at 49% in 1997 and 1996. The gross profit margin at the Quality Assurance segment increased to 56% in 1997 from 52% in 1996, primarily due to a change in product mix to higher-margin revenues from The Coca-Cola Company's mandated product line upgrade, field service efficiencies in 1997, and a change in sales mix to higher-margin revenues at Moisture Systems. To a lesser extent, the gross profit margin improved at the Quality Assurance segment due to the effect in 1996 of a charge for inventory obsolescence in connection with planned product changes. These increases were offset in part by a decrease in the gross profit margin at the Power Equipment segment, primarily due to a decrease in sales of certain higher-margin EMC test products, as well as the effect of a decrease in total revenues.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 28% in 1997 from 29% in 1996. Selling, general, and administrative expenses as a percentage of revenues decreased at the Quality Assurance segment due to $1.5 million of nonrecurring costs in 1996 and, to a lesser extent, an increase in revenues in 1997, offset in part by increased selling expenses as Thermedics Detection developed a sales force for its InScan and Flash-

1997 Compared With 1996 (continued)
GC(TM) systems. Selling, general, and administrative expenses as a percentage of revenues increased at the Heart Assist Devices segment due to higher marketing expenses as a result of an increase in its LVAS sales force and, to a lesser extent, promotional expenses at International Technidyne. Selling, general, and administrative expenses as a percentage of revenues also increased at the Power
Equipment segment due to the effect of a decrease in revenues, and severance and related costs incurred as part of a continuing evaluation of its lines of business.
      Research and development expenses increased to $24.3 million in 1997 from $21.4 million in 1996, primarily due to increased research and development expenses at the Quality Assurance segment to develop new products and at Thermo
Cardiosystems. The increase in research and development expenses at Thermo
Cardiosystems primarily relates to a clinical trial being conducted to evaluate the electric LVAS as an alternative to medical therapy and, to a lesser extent, the inclusion of expenditures at Nimbus, acquired in December 1996.
      In 1996, the Company recorded nonrecurring costs of $12.7 million for the write-off of cost in excess of net assets of acquired company and certain other intangible assets associated with its Corpak subsidiary (Note 12). In addition, in connection with the December 1996 acquisition of Nimbus, Thermo Cardiosystems wrote off $4.9 million, which represents the portion of the purchase price allocated to technology in development (Note 3).
      Interest income increased to $13.3 million in 1997 from $10.8 million in 1996, due to higher average invested balances at Thermedics Detection and Thermo
Sentron as a result of their initial public offerings of common stock in March
1997 and April 1996, respectively, and at Thermo Cardiosystems as a result of the issuance of 4 3/4% subordinated convertible debentures in May 1997. Interest expense decreased to $3.4 million in 1997 from $3.8 million in 1996, primarily due to the repayment of $53.0 million of notes payable to Thermo Electron in September 1996, conversions of subordinated convertible obligations, and a reduction in short-term borrowings at Thermo Sentron, offset in part by Thermo
Cardiosystems' issuance of debentures.
      The Company recorded gains on issuance of stock by subsidiaries of $17.1 million and $23.7 million in 1997 and 1996, respectively.
      The effective tax rates were 29% and 27% in 1997 and 1996, respectively.
The effective tax rates were below the statutory federal income tax rate primarily due to nontaxable gains on issuance of stock by subsidiaries, offset in part by the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      Minority interest expense decreased to $7.7 million in 1997 from $8.4 million in 1996, primarily due to lower profits at Thermo Cardiosystems and Thermo Voltek, offset in part by the minority interest associated with Thermedics Detection and Thermo Sentron.


Liquidity and Capital Resources

      Consolidated working capital was $232.3 million at January 2, 1999, compared with $309.4 million at January 3, 1998. Cash, cash equivalents, and short- and long-term available-for-sale investments were $232.7 million at January 2, 1999, compared with $258.0 million at January 3, 1998. Of the $232.7 million balance at January 2, 1999, $197.8 million was held by the Company's majority-owned subsidiaries and the remainder by the Company and its wholly owned subsidiaries.
      During 1998, $37.0 million of cash was provided by operating activities.
Cash of $4.0 million was provided by a decrease in accounts receivable, primarily at the Power Equipment segment due to lower revenues. This increase in cash was partially offset by $3.6 million of cash used to fund a decrease in other current liabilities, primarily at the Inspection Equipment segment.
      Excluding available-for-sale investments activity, the Company's primary investing activity in 1998 was the purchase of the product-monitoring businesses by Thermo Sentron for $44.0 million, net of cash acquired, and the assumption of certain liabilities (Note 3). In November 1998, Thermo Voltek sold its Universal
Voltronics division for $2.5 million, $2.2 million of which had been received as of year-end 1998. Universal Voltronics had unaudited revenues and operating income of $4.7 million and $0.7 million, respectively, in 1998. The Company expended $7.6 million for purchases of property, plant, and equipment during 1998. During 1999, the Company expects to make capital expenditures of approximately $10 million.
      During 1998, the Company's financing activities used cash of $12.9 million. In June 1998, Thermo Sentron borrowed $21.0 million from Thermo
Electron to partially finance the acquisition of the product-monitoring businesses. In December 1998, Thermo Sentron repaid $2.0 million of this amount and issued Thermo Electron a new note for $19.0 million in exchange for the initial note (Note 3). In addition, The Company and a majority-owned subsidiary expended $11.4 million for the repurchase of subordinated convertible debentures
(Note 7).
      During 1998, the Company and certain of its majority-owned subsidiaries expended $0.9 million and $18.6 million, respectively, to purchase the common stock of certain of the Company's majority-owned subsidiaries. These purchases were made pursuant to authorizations by the Company's and the applicable majority-owned subsidiaries' Boards of Directors. As of January 2, 1999, $0.3 million and $13.9 million remained under the Company's and its majority-owned subsidiaries' authorizations, respectively. Any such purchases are funded from working capital.
      The Company expects to continue to pursue its strategy of expanding its business both through the continued development, manufacture, and sale of new products, and through the possible acquisition of companies that will provide additional marketing or manufacturing capabilities and new products.
      In March 1998, the Company proposed to acquire, through a merger, all of the outstanding shares of common stock of Thermo Voltek that the Company does not own other than shares owned by Thermo Electron, as well as assume Thermo
Voltek's $5.3 million principal amount of 3 3/4% subordinated convertible debentures due 2000. The total transaction cost is estimated to be approximately
$25 million, which would be paid from internal funds. The Company is currently party to litigation in the Delaware State Chancery Court with respect to this transaction (Note 16).
      While the Company currently has no other definitive acquisition agreements, it expects that it would finance any acquisitions through internal funds or through borrowings from Thermo Electron, although it has no agreement with Thermo Electron that assures funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling and German deutsche marks. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A
10% depreciation in year-end 1998 functional currencies, relative to the U.S.
dollar, would result in a $8.4 million reduction of shareholders' investment.

Interest Rates
      Certain of the Company's short- and long-term available-for-sale investments and subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end 1998 market interest rates would result in a negative impact of $7.8 million on the net fair value of the Company's interest-sensitive financial instruments.
      The Company's cash, cash equivalents, available-for-sale investments maturing within one year, note payable to parent company, and notes payable and current maturity of long-term obligation are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income due to the difference between the current interest rates on cash and cash equivalents and the variable rate that these financial instruments may adjust to in the future. A 10% decrease in year-end 1998 interest rates would result in a negative impact of $0.4 million on the Company's net income.

Equity Prices
      The Company's and its subsidiaries' subordinated convertible debentures are sensitive to fluctuations in the price of Company or subsidiary common stock into which the obligations are convertible. Changes in equity prices would result in changes in the fair value of the subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the financial instrument. A 10% increase in the year-end
1998 market equity prices would result in a negative impact of $3.2 million on the fair value of the Company's subordinated convertible debentures.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products;
(iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related

Year 2000 (continued)

equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. Based on our evaluation, the Company does not believe that any material upgrades to its critical facilities are required. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 70% complete as of January 2, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by the end of 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells or for which the Company continues to provide technical support. The
Company has completed testing all of its material current products and it believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products. The Company is offering upgrades and/or identifying potential solutions where reasonably practicable.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has not completed the majority of its assessment of third party risk, but expects to be substantially completed by October 1999.

                             Year 2000 Compliance Status
--------------------------------------------------------------------------------------

Material Information
Technology Systems and Facilities                      Approximately 70% completed

Material Current Products                              Substantially completed

Evaluation of Third Party Risk                         Less than 50% completed

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      The Company had incurred expenses to third parties (external costs) related to year 2000 issues of approximately $0.7 million as of January 2, 1999, and the total external costs of year 2000 remediation are expected to be approximately $1.3 million. Year 2000 costs are funded from working capital. All internal costs and related external

Year 2000 (continued)

costs other than capital additions related to year 2000 remediation have been and will continue to be expensed as incurred.
      The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition, in amounts that cannot be reasonably estimated at this time.



                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Risks Associated With Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment its existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that it will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings.
Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's shareholders. Recently, Thermo Electron Corporation, the Company's parent, proposed a plan whereby the Company would acquire Thermo
Electron's wholly owned biomedical group for shares of Company common stock, and the Company's equity interest in Thermo Sentron Inc., Thermedics Detection Inc., and Thermo Voltek Corp. The proposal is subject to a number of conditions and there can be no assurance that it will be completed. Further, if the transaction is completed, there can be no assurance that the Company can successfully integrate this business into its existing businesses.

      Risks Associated with Spin-out of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
      Further, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting
Standards, "Consolidated Financial Statements: Policy and Procedures." In
February 1999, the FASB issued a revision of the earlier document entitled
"Consolidated Financial Statements: Purpose and Policy." The October 1995 exposure draft had proposed new rules for how consolidated financial statements should be prepared. Under that proposed statement, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for in equity of the consolidated entity with no gain or loss being recorded. The 1995 exposure draft addressed rule changes concerning consolidation procedures, which would affect the Company's ability to record gains on issuance of subsidiary stock, and consolidation policy, which does not affect the accounting for such gains. The
February 1999 revised exposure draft addresses only consolidation policy. The
FASB indicated that it will consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and contents of any final statement on consolidation procedures are uncertain.

      International Operations. Sales outside the U.S. have accounted for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles;
foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce.
There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. During 1998, the Company had exports from its U.S. and foreign operations to Asia of approximately 8% of total revenues. Exports to Asia in 1998 were primarily to Japan, Taiwan, and China. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales have been adversely affected by the unstable economic conditions in Asia.

      Technological Change and Competition. The market for many of the Company's products is characterized by changing technology, evolving industry standards, and new product introductions. The Company's future success will depend, in part, upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements.
The Company is currently devoting significant resources toward the enhancement of its existing products and the development of new products and technologies.
There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion, or that these products will compete successfully with those of the Company's competitors. The
Company is aware of one other company that has received premarket approval from the FDA for an implantable LVAS that competes with the Company's LVAS. Certain of the Company's competitors, including its competitor in the implantable LVAS market, have greater resources, manufacturing and marketing capabilities, technical staff, and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Competition could increase if new companies enter the market, or if existing competitors expand their product lines.

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

      Uncertainty of Regulatory Approval for Biomedical Devices. Thermo
Cardiosystems' biomedical devices, including its LVAS, are subject to approval by the FDA before they may be sold for profit in the United States. Thermo
Cardiosystems is also subject to regulatory requirements in foreign countries in which it markets its devices. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. Even after FDA and other regulatory approvals have been obtained, such approvals can be suspended or revoked if Thermo Cardiosystems' products do not continue to satisfy regulatory requirements. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, recalls of products, operating restrictions, and criminal prosecutions.
      In October 1994, Thermo Cardiosystems received FDA approval for the commercial sale of its pneumatic LVAS. In April 1994, Thermo Cardiosystems received the CE Mark for commercial sale of the pneumatic LVAS in all European
Union countries. Thermo Cardiosystems' HeartPak(TM) portable console received the CE Mark in February 1995 and is currently in Phase I clinical trials in the U.S. In September 1998, Thermo Cardiosystems' electric LVAS received premarket approval by the FDA for use as a bridge to transplant. The electric LVAS received the CE Mark in August 1995 for use as a bridge to transplant and as an alternative to transplant. Thermo Cardiosystems' electric LVAS is currently in use in clinical trials in the U.S. testing the safety and efficacy of the device as both a bridge to transplant and as an alternative to transplant.
      Significant design changes to Thermo Cardiosystems' LVAS, including use of the portable console for the pneumatic LVAS, must be approved pursuant to a supplement to an approved PMA application. Failure of Thermo Cardiosystems to obtain FDA approval for the commercial sale of the electric LVAS as an alternative to transplant would have a material adverse effect on Thermo
Cardiosystems' long-term growth prospects. In addition, failure of Thermo
Cardiosystems to obtain approval for the HeartPak portable console would likely require patients supported by the pneumatic LVAS to remain hospitalized.
This could materially decrease the market for the pneumatic LVAS.

      Uncertainty of Patient Reimbursement. The cost of implanting a cardiac support system is substantial. In addition, the Company's coagulation-testing equipment can cost several thousand dollars per instrument. Without the financial support of the government or third-party insurers, the market for Thermo Cardiosystems' devices will be limited. Medicare and Medicaid limit the reimbursement that U.S. hospitals receive for treating certain medical conditions by setting maximum fees that can be charged to their patients. Under these systems, hospitals are paid a fixed amount for treating each patient with a particular diagnosis. Private insurers also have initiated reimbursement systems designed to slow the escalation of health care costs. In addition, the federal government is considering, and certain state governments are considering or have adopted, new health care policies intended to curb rising health care costs. Such policies include rationing of government-funded reimbursement for health care services and imposing price controls upon providers of medical products and services. These policies could have the effect of limiting the availability of reimbursement for procedures, such as the implantation of an LVAS, that involve prolonged treatment of critically ill patients.
      In November 1995, the U.S. Health Care Finance Administration (HCFA) issued a decision that extends Medicare coverage to LVAS devices used as a bridge to heart transplant, which fulfill certain Medicare coverage criteria.
This decision, updated in April 1997, has applied to Thermo Cardiosystems' pneumatic LVAS and has been extended to the electric LVAS. Several major non-government insurers have also agreed to offer coverage for the pneumatic
LVAS and the electric LVAS; however, no assurance can be given that additional third party payers will cover the electric LVAS immediately because of the device's intended out-patient use. Even though reimbursement has been established by HCFA and by certain non-government insurers for LVAS devices, the Medicare coverage criteria could be amended or revised by HCFA, the amount of available reimbursement may change, and reimbursement may be denied by an insurer under certain circumstances, including if it is determined that a procedure was not the most cost-effective treatment method, was experimental, or was used for an unapproved indication. No assurance can be given that additional third-party reimbursement for the LVAS devices will be granted within a reasonable period of time, or at all. The unavailability of third-party reimbursement for procedures involving Thermo

Cardiosystems' systems or for Thermo Cardiosystems' biomedical devices would have a material adverse effect on the Company's business.

      Uncertainty of Opinion Leader Acceptance and Support. A limited number of cardiac surgeons and cardiologists influence medical device selection and purchase decisions for a large portion of the target patient population. The
Company will achieve its business objectives only if its LVAS are recommended for use by such opinion leaders. In addition, acceptance by these physicians of Thermo Cardiosystems' whole-blood coagulation monitoring systems and Coumadin monitors is also important to the success of Thermo Cardiosystems' business.
Thermo Cardiosystems has developed working relationships with a number of leading medical centers, and its existing and proposed LVAS and its blood-coagulation monitoring systems have been well received by opinion leaders in cardiac surgery and cardiology. Moreover, since the inception of its work on cardiac support systems in 1966, Thermo Cardiosystems has relied upon surgical teams at medical institutions to perform clinical trials that are necessary to obtain FDA approvals. A continuing working relationship with those and other institutions will be important to the success of Thermo Cardiosystems. No assurance can be given that existing relationships and arrangements can be maintained or that new relationships will be established. Furthermore, economic, psychological, ethical, and other concerns may limit acceptance of heart assist devices in general, and there can be no assurance that markets of sufficient size will develop for Thermo Cardiosystems' LVAS.

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

      Limited Manufacturing and Marketing Experience of Thermo Cardiosystems.
Prior to FDA approval of commercial sale of the pneumatic LVAS, Thermo
Cardiosystems' LVAS business was engaged only in research and development. Since that time, Thermo Cardiosystems has been building its manufacturing, marketing, and sales capabilities. Although Thermo Cardiosystems has not experienced difficulties in manufacturing its LVAS at volume, cost, and quality levels sufficient to satisfy the increased demand resulting from commercial approval, no assurance can be given that Thermo Cardiosystems will not encounter difficulties as sales volumes increase or new products and/or components are approved for commercial sale. Thermo Cardiosystems does not have experience in the large-scale commercialization of LVAS medical devices. Although Thermo
Cardiosystems has added sales and marketing staff and is expanding its distribution capabilities worldwide, no assurance can be given that Thermo
Cardiosystems will be able to market and sell its LVAS successfully in high volumes.

      Product Liability. Thermo Cardiosystems and Thermedics Detection face an inherent business risk of exposure to product liability claims relating to the use of their products. With respect to Thermo Cardiosystems, this risk may increase as the number of LVAS implants increase and as the number of centers implanting the device expands. Although Thermo Cardiosystems and Thermedics
Detection currently maintain product liability insurance against this risk, there can be no assurance that they will continue to be able to obtain such coverage at economically feasible rates,

if at all, or that such coverage will be adequate in terms and scope to protect
Thermo Cardiosystems and Thermedics Detection completely in the event of a successful product liability claim.

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

      Dependence of Security Instruments Market on Government Regulation and
Airline Industry. Sales of Thermedics Detection's explosives-detection systems for use in airports has been and will continue to be dependent on governmental initiatives to require, or support, the screening of checked luggage, carry-on items, and personnel with advanced explosives-detection equipment. Substantially all of such systems have been installed at airports in countries other than the United States in which the applicable government or regulatory authority overseeing the operations of the airport has mandated such screening. Such mandates are influenced by many factors outside of the control of Thermedics
Detection, including political and budgetary concerns of governments, airlines, and airports. Of the more than 600 commercial airports worldwide, more than 400 are located in the United States. Accordingly, Thermedics Detection believes that the size of the market for explosives-detection equipment is, and will increasingly be, significantly influenced by United States government regulation. In the United States, the Aviation Security Act of 1990 directed the
FAA to develop a standard for explosives-detection systems and required airports in the United States to deploy systems meeting this standard in 1993. To date, no system has demonstrated that it meets all FAA standards under realistic airport operating conditions. As a result, the FAA has not mandated the installation of automated explosives-detection systems, and only a limited number of these systems have been deployed in the United States. The FAA first certified a computed X-ray tomography system for checked luggage in December
1994. Thermedics Detection's systems are trace detectors for which no FAA certification process for checked baggage, carry-on, or personal screening exists to date. Currently, Thermedics Detection is seeking FAA approval for its EGIS and EGIS II (formerly named Rampart) systems for use by airlines in screening carry-on electronic items and luggage searches, however, there can be no assurance that such FAA approvals will be obtained. Each airline must seek this approval for each application. Although the FAA has provided significant funding to Thermedics Detection in connection with the development of its explosives-detection technology, there can be no assurance that any of Thermedics Detection's systems will ever meet this or any other United States certification standard. Any product utilizing a technology ultimately recommended or required by the FAA will have a significant competitive advantage in the market for explosives-detection devices. Unless the FAA takes action with respect to a particular explosives-detection product or technology, airlines will not be required to purchase or upgrade their security systems, including upgrading existing metal-detection equipment. Earnings of U.S. air carriers tends to fluctuate significantly from time to time. Any depression in the financial condition of such carriers would likely result in lower capital spending for discretionary items. Moreover, there can be no assurance that additional countries will mandate the implementation of effective explosives screening for airline baggage, carry-on items or personal items, or that, if mandated, Thermedics Detection's systems will meet the certification or other requirements of the applicable government authority. Even if Thermedics Detection's systems were to meet the applicable requirements, there can be no assurance that Thermedics Detection would be able to market its systems effectively.
      In October 1996, the United States enacted legislation which includes a $144.2 million allocation to purchase explosives-detection systems and other advanced security equipment, including trace detection equipment such as the systems manufactured by Thermedics Detection, for carry-on and checked baggage screening. The FAA has made purchases of, or placed orders for the purchase of, security equipment under this legislation, including an order to purchase $5.8 million of Thermedics Detection's EGIS systems. There can be no assurance, however, that this legislation will not be modified to reduce the funding for advanced explosives equipment, that the necessary appropriations will be made to fund further purchases of advanced explosives-detection equipment contemplated by the legislation, that trace-detection equipment such as the systems manufactured by Thermedics Detection will be mandated, or that, even if further appropriations are made and such equipment is mandated, any of Thermedics
Detection's explosives-detection systems will be purchased for installation at any airports in the United States. Further, there can be no assurance that the U.S. will mandate the widespread use of these systems after completion of the initial purchases.

      Significance of Certain Customers to Thermedics Detection. Sales of industrial process instruments and related services to bottlers licensed by The
Coca-Cola Company (Coca-Cola Bottlers) were $6,199,000, $13,194,000, and
$10,641,000 in 1998, 1997, and 1996, respectively. In 1997, Thermedics Detection completed the fulfillment of a mandated product-line upgrade for The Coca-Cola
Bottlers. Although the Company anticipates that Thermedics Detection will continue to derive revenues from the sale of upgrades and new systems to new plants, as well as services to The Coca-Cola Bottlers, Thermedics Detection does not expect that revenues derived from these customers will continue at a rate comparable to prior years. Further, Thermedics Detection intends to continue to develop and introduce new industrial process products for the food, beverage, and other markets; however, there can be no assurance that Thermedics Detection will be successful in the introduction of new industrial process products or that any sales of these products will be sufficient to maintain a rate of growth equivalent to prior years.

      Dependence Upon OEM Relationships. A portion of the Company's sales are through Original Equipment Manufacturers (OEM) arrangements. The Company's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships.

      Risks of the Company's Year 2000 Issues. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware.
In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers, customers, or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                         Selected Financial Information

(In thousands except per share amounts)              1998(a)     1997(b)    1996(c)    1995(d)       1994
-------------------------------------------------- ---------- ----------- ---------- ---------- ----------

Statement of Income Data
Revenues                                            $313,131   $ 307,666   $292,077   $208,041   $183,753
Income Before Extraordinary Item                      18,972      41,492     29,138     17,174     12,695
Net Income                                            23,610      41,492     29,138     17,174     12,695
Earnings per Share:
  Basic                                                  .57        1.13        .80        .51        .39
  Diluted                                                .55        1.07        .75        .48        .38

Balance Sheet Data
Working Capital                                     $232,292   $ 309,363   $208,170   $114,340   $131,578
Total Assets                                         553,618     536,552    456,699    386,249    306,691
Long-term Obligations                                122,802     142,771     74,359     45,201     82,551
Shareholders' Investment                             247,976     227,346    211,582    172,751    136,783

(a) Reflects an extraordinary gain of $4.6 million, net of taxes.
(b) Reflects a nontaxable gain of $17.1 million from the issuance of stock by subsidiaries and the May 1997 issuance of $70.0 million principal amount of 4 3/4% subordinated convertible debentures by Thermo Cardiosystems.
(c) Reflects the January 1996 acquisition of Moisture Systems and Rutter, the
    May 1996 issuance of $65.0 million principal amount of noninterest-bearing subordinated convertible debentures, and nontaxable gains of $23.7 million from the issuance of stock by subsidiaries.
(d) Reflects the December 1995 acquisition of Orion Research Inc.


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TMD. The following table sets forth the high and low sale prices of the Company's common stock for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                           1998                 1997
                                                                 -------------------   --------------------
Quarter                                                              High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                            $17 13/16    $14 5/8   $21 1/2    $16 5/8
Second                                                            17 15/16     12 3/8    19 1/16    15
Third                                                             13 9/16       7 1/2    19 7/8     15 1/8
Fourth                                                            11 1/4        6 5/8    20 1/2     15 1/16


      As of January 29, 1999, the Company had 2,106 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999 was $9 per share.
      Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock
Exchange:  Thermo Cardiosystems Inc. (symbol TCA), Thermo Voltek Corp. (symbol TVL), Thermo Sentron Inc.
(symbol TSR), and Thermedics Detection Inc. (symbol TDX).

Shareholder Services
      Shareholders of Thermedics Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermedics Inc., 81
Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111.
A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter report only. All material is available from Thermo Electron's Internet site
(http://www.thermo.com/subsid/tmd1.html).

Stock Transfer Agent
      BankBoston is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

      BankBoston
      c/o Boston EquiServe Limited Partnership
      P.O. Box 8040
      Boston, Massachusetts 02266-8040
      (781) 575-3120

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January
2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 1:30 p.m., at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.

