Form 10-K, Exhibit 13
period 2000-01-01
THERMEDICS INC
filed 2000-03-23
CIK 721356

Exhibit 13














                                 Thermedics Inc.

                        Consolidated Financial Statements

                                     1999

Thermedics Inc.                                                                  1999 Financial Statements

                      Consolidated Statement of Operations
(In thousands except per share amounts)                                          1999      1998      1997
---------------------------------------------------------------------------  --------  --------  --------

Revenues (Note 12)                                                           $223,503  $208,644  $200,184
                                                                             --------  --------  --------

Costs and Operating Expenses:
 Cost of revenues                                                             123,746   114,222   103,677
 Selling, general, and administrative expenses (Note 8)                        66,529    57,182    53,817
 Research and development expenses                                             14,284    12,902    11,968
 Unusual costs (Note 16)                                                          831         -         -
                                                                             --------  --------  --------

                                                                              205,390   184,306   169,462
                                                                             --------  --------  --------

Operating Income                                                               18,113    24,338    30,722

Interest Income (includes $605 from related                                     3,860     5,584     6,208
 parties in 1999, 1998, and 1997; Note 8)
Interest Expense (includes $1,309 and $663 to                                  (2,581)   (1,777)     (597)
 related parties in 1999 and 1998, respectively; Note 3)
Gain on Issuance of Stock by Subsidiary (Note 10)                                   -         -    17,075
Gain on Sale of Investments (includes gain on sale of                               -        11       247
 related-party investments of $247 in 1997; Notes 2 and 8)
Equity in Earnings of Unconsolidated Subsidiaries                                 456       136       170
Other Income                                                                      548         -         -
                                                                             --------  --------  --------

Income from Continuing Operations Before Provision                             20,396    28,292    53,825
 for Income Taxes, Minority Interest, and Extraordinary Item
Provision for Income Taxes (Note 5)                                             7,343    10,688    13,781
Minority Interest Expense                                                       2,475     2,665     3,183
                                                                             --------  --------  --------

Income from Continuing Operations Before Extraordinary Item                    10,578    14,939    36,861
Income from Discontinued Operations (net of provision for                       3,723     4,074     4,631
 income taxes and minority interest of $6,824, $7,733, and
 $10,441; Note 16)
Provision for Loss on Disposal of Discontinued                                (27,522)        -         -
 Operations (net of income tax benefit of $2,583; Note 16)                   --------  --------  --------

Income (Loss) Before Extraordinary Item                                       (13,221)   19,013    41,492
Extraordinary Item (net of provision for income                                     -     4,597         -
 taxes of $3,078; Note 7)                                                    --------  --------  --------

Net Income (Loss)                                                            $(13,221) $ 23,610  $ 41,492
                                                                             ========  ========  ========

Earnings per Share from Continuing Operations Before Extraordinary
 Item (Note 14)
   Basic                                                                     $    .25  $    .36  $   1.00
                                                                             ========  ========  ========

   Diluted                                                                   $    .25  $    .35  $    .95
                                                                             ========  ========  ========


Thermedics Inc.                                                                  1999 Financial Statements

                Consolidated Statement of Operations (continued)

(In thousands except per share amounts)                                          1999      1998     1997
--------------------------------------------------------------------------- ---------- --------- -------

Earnings (Loss) per Share (Note 14)
 Basic                                                                      $   (.32)  $    .57  $  1.13
                                                                            ========   ========  =======

 Diluted                                                                    $   (.31)  $    .55  $  1.07
                                                                            ========   ========  =======

Weighted Average Shares (Notes 8 and 14)
 Basic                                                                         41,836    41,221   36,700
                                                                            =========  ========  =======

 Diluted                                                                       42,855    43,242   38,911
                                                                            =========  ========  =======






































The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Inc.                                                                  1999 Financial Statements

                           Consolidated Balance Sheet

(In thousands)                                                                            1999       1998
------------------------------------------------------------------------------------ ---------- ----------

Assets
Current Assets:
 Cash and cash equivalents (includes $35,256 under repurchase                         $ 22,337   $  81,950
   agreements with parent company in 1998)
 Advance to affiliate                                                                   46,285           -
 Short-term available-for-sale investments, at quoted                                   12,160           -
   market value (amortized cost of $12,160; Note 2)
 Accounts receivable, less allowances of $4,909 and $2,850                              58,208      44,883
 Inventories                                                                            42,992      40,958
 Deferred tax asset and prepaid expenses (Note 5)                                       12,401       9,478
 Net assets of discontinued operations (Note 16)                                        74,311      77,169
                                                                                      --------   ---------

                                                                                       268,694     254,438
                                                                                      --------   ---------

Property, Plant, and Equipment, at Cost, Net                                            13,049      11,354
                                                                                      --------   ---------

Due from Affiliate (Note 8)                                                                  -      10,000
                                                                                      --------   ---------

Other Assets                                                                             9,755       5,834
                                                                                      --------   ---------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                            150,311     126,857
                                                                                      --------   ---------

                                                                                      $441,809   $ 408,483
                                                                                      ========   =========



Thermedics Inc.                                                                  1999 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                       1999       1998
------------------------------------------------------------------------------------ ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
 Note payable to parent company (Note 3)                                              $ 11,000   $  19,000
 Short-term obligations and current portion of long-term                                41,509       3,077
   obligations (includes advance from affiliate of $34,600 in 1999; Notes 3 and 7)
 Accounts payable                                                                       15,729      14,449
 Accrued payroll and employee benefits                                                  11,084       8,817
 Accrued income taxes                                                                    7,121       6,691
 Other accrued expenses                                                                 25,711      17,574
 Due to parent company and affiliated companies                                          3,121         998
                                                                                      --------   ---------

                                                                                       115,275      70,606
                                                                                      --------   ---------

Deferred Income Taxes and Other Deferred Items                                           1,260         191
                                                                                      --------   ---------

Long-term Obligations (Note 7)                                                          47,599      47,552
                                                                                      --------   ---------

Minority Interest                                                                       44,273      42,007
                                                                                      --------   ---------

Commitments and Contingency (Notes 6 and 13)

Shareholders' Investment (Notes 4, 8, and 9):
 Common stock, $.10 par value, 100,000,000 shares authorized;                            4,200       4,174
   41,996,564 and 41,739,308 shares issued
 Capital in excess of par value                                                        108,930     106,846
 Retained earnings                                                                     126,423     139,644
 Treasury stock at cost, 50,903 and 47,348 shares                                         (695)     (1,026)
 Deferred compensation                                                                  (1,009)          -
 Accumulated other comprehensive items                                                  (4,447)     (1,511)
                                                                                      --------   ---------

                                                                                       233,402     248,127
                                                                                      --------   ---------

                                                                                      $441,809   $ 408,483
                                                                                      ========   =========













The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Inc.                                                                  1999 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                 1999        1998     1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income (loss)                                                         $(13,221)  $  23,610   $ 41,492
 Adjustments to reconcile net income (loss) to income from
   continuing operations:
     Income from discontinued operations (Note 16)                           (3,723)     (4,074)    (4,631)
     Provision for loss on disposal of discontinued operations (Note 16)     27,522           -          -

 Income from continuing operations                                           10,578      19,536     36,861
 Adjustments to reconcile income from continuing operations
   to net cash provided by operating activities of
   continuing operations:
     Depreciation and amortization                                            9,130       7,177      6,203
     Gain on repurchase and exchange of subordinated                              -      (7,661)         -
       convertible debentures (Note 7)
     Minority interest expense                                                2,475       2,665      3,183
     Gain on issuance of stock by subsidiary (Note 10)                            -           -    (17,075)
     Provision for losses on accounts receivable                              1,795         610        369
     Gain on sale of investments, net (Note 2)                                    -         (11)      (247)
     Other noncash expenses                                                   2,039         218        257
     Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                  (6,503)      1,553     (3,106)
        Inventories                                                           1,637        (859)    (4,746)
        Other current assets                                                 (1,117)       (471)      (555)
        Accounts payable                                                       (515)       (916)      (207)
        Other current liabilities                                            (3,608)     (3,342)     4,593
     Other                                                                      806         136         23
                                                                           --------   ---------   --------

          Net cash provided by continuing operations                         16,717      18,635     25,553
          Net cash provided by discontinued operations                        8,509      18,367     13,306
                                                                           --------   ---------   --------

          Net cash provided by operating activities                        $ 25,226   $  37,002   $ 38,859
                                                                           --------   ---------   --------



Thermedics Inc.                                                                  1999 Financial Statements

                Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                 1999        1998     1997
------------------------------------------------------------------------- ---------- ----------- ---------

Investing Activities
 Acquisition of Thermo Voltek common stock (Note 13)                       $(20,482)  $       -   $      -
 Advances to affiliate, net                                                 (46,285)          -          -
 Acquisitions, net of cash acquired (Note 3)                                (28,395)    (43,976)    (2,837)
 Purchases of available-for-sale investments                                (12,190)          -     (8,000)
 Proceeds from sale of available-for-sale investments                             -       8,011      6,800
 Proceeds from maturities of available-for-sale investments                       -       1,500        247
 Proceeds from repayment of note receivable from affiliate (Note 8)          10,000           -          -
 Purchases of property, plant, and equipment                                 (4,846)     (5,040)    (3,818)
 Proceeds from sale of property, plant, and equipment                         1,634         207        192
 Other                                                                         (235)     (1,004)      (108)
                                                                           --------   ---------   --------

          Net cash used in continuing operations                           (100,799)    (40,302)    (7,524)
          Net cash provided by (used in) discontinued operations            (48,827)    (29,199)    23,567
                                                                           --------   ---------   --------

          Net cash provided by (used in) investing activities              (149,626)    (69,501)    16,043
                                                                           --------   ---------   --------

Financing Activities
 Proceeds from issuance of short-term obligations to affiliated               40,171          -          -
   companies (Note 3)
 Purchases of Company and subsidiaries' common stock                               -     (5,521)    (1,804)
 Proceeds from issuance of note payable to parent company (Note 3)                 -     21,000          -
 Repayment of note payable to parent company                                  (8,000)    (2,000)         -
 Repayment of notes payable (Note 3)                                          (9,692)         -          -
 Net increase (decrease) in short-term borrowings                              1,106     (2,140)     1,684
 Repayment and repurchase of long-term obligations (Note 7)                        -     (8,951)         -
 Net proceeds from issuance of Company and subsidiaries' common                  528        540     28,457
   stock (Note 10)
 Other                                                                           47         108          7
                                                                           --------   ---------   --------

          Net cash provided by continuing operations                          24,160      3,036     28,344
          Net cash provided by (used in) discontinued operations             (18,499)   (15,891)    20,064
                                                                           ---------  ---------   --------

          Net cash provided by (used in) financing activities              $   5,661  $ (12,855)  $ 48,408
                                                                           ---------  ---------   --------


(In thousands)                                                                 1999        1998     1997
------------------------------------------------------------------------- ---------- ----------- ---------

Exchange Rate Effect on Cash in Continuing Operations                      $     605  $     259   $  (1,532)
Exchange Rate Effect on Cash in Discontinued Operations                         (421)       191       2,434
                                                                           ---------  ---------   ---------

Increase (Decrease) in Cash and Cash Equivalents                            (118,555)   (44,904)    104,212
Cash and Cash Equivalents at Beginning of Year                               142,108    187,012      82,800
                                                                           ---------  ---------   ---------

                                                                              23,553    142,108     187,012
Cash of Discontinued Operations at End of Year                                (1,216)   (60,158)    (85,766)
                                                                           ---------  ---------   ---------

Cash and Cash Equivalents at End of Year                                   $  22,337  $  81,950   $ 101,246
                                                                           =========  =========   =========

Cash Paid For
 Interest                                                                  $   2,142  $   1,849   $     535
 Income taxes                                                              $   7,835  $  12,691   $  10,292

Noncash Activities
 Fair value of assets of acquired companies                                $  57,059  $  54,390   $   4,544
 Cash paid for acquired companies                                            (30,479)   (43,976)     (3,043)
                                                                           ---------  ---------   ---------

   Liabilities assumed of acquired companies                               $  26,580  $  10,414   $   1,501
                                                                           =========  =========   =========

 Issuance of subordinated convertible debentures in                        $       -  $  15,859   $       -
   connection with exchange offer                                          =========  =========   =========

 Issuance of Company common stock to parent company in                     $       -  $   8,040   $       -
  exchange for common stock of subsidiary                                  =========  =========   =========





















The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Inc.                                                                  1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                1999        1998      1997
------------------------------------------------------------------------ ---------- ----------- ----------

Comprehensive Income
Net Income (Loss)                                                          $(13,221)  $ 23,610    $41,492
                                                                           --------   --------    -------

Other Comprehensive Items, Net:
 Foreign currency translation adjustment                                     (2,936)       838     (1,996)
 Net unrealized losses on available-for-sale investments                          -        (17)       (49)
                                                                           --------   --------    -------

                                                                             (2,936)       821     (2,045)
 Minority interest (expense) income                                             561       (151)       144
                                                                           --------   --------    -------

                                                                           $(15,596)  $ 24,280    $39,591
                                                                           ========   ========    =======

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of period                                            $  4,174   $  3,685    $ 3,684
 Activity under employees' and directors' stock plans                            26          1          1
 Issuance of Company common stock to parent company in                            -        488          -
   exchange for common stock of subsidiary (Note 8)                        --------   --------    -------

 Balance at end of period                                                     4,200      4,174      3,685
                                                                           --------   --------    -------

Capital in Excess of Par Value:
 Balance at beginning of period                                             106,846    113,913    138,433
 Activity under employees' and directors' stock plans                         1,289     (1,966)    (1,239)
 Tax benefit related to employees' and directors' stock plans                     -        280         55
 Issuance of Company common stock to parent company in                            -      7,552          -
   exchange for common stock of subsidiary (Note 8)
 Effect of majority-owned subsidiaries' equity transactions                     795    (12,933)   (23,336)
                                                                           --------   --------    -------

 Balance at end of period                                                   108,930    106,846    113,913
                                                                           --------   --------    -------

Retained Earnings:
 Balance at beginning of period                                             139,644    116,034     74,542
 Net income (loss)                                                          (13,221)    23,610     41,492
                                                                           --------   --------    -------

 Balance at end of period                                                   126,423    139,644    116,034
                                                                           --------   --------    -------

Treasury Stock:
 Balance at beginning of period                                              (1,026)    (3,449)    (4,729)
 Activity under employees' and directors' stock plans                           331      2,423      1,572
 Purchases of Company common stock                                                -          -       (292)
                                                                           --------   --------    -------

 Balance at end of period                                                  $   (695)  $ (1,026)   $(3,449)
                                                                           --------   --------    -------


Thermedics Inc.                                                                  1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

(In thousands)                                                                1999        1998      1997
------------------------------------------------------------------------ ---------- ----------- ----------

Deferred Compensation (Note 4):
 Balance at beginning of period                                            $      -    $      -    $      -
 Issuance of restricted stock under employees' stock plans                   (1,216)          -           -
 Amortization of deferred compensation                                          207           -           -
                                                                           --------    --------    --------

 Balance at end of period                                                    (1,009)          -           -
                                                                           --------    --------    --------

Accumulated Other Comprehensive Items:
 Balance at beginning of period                                              (1,511)     (2,332)       (287)
 Other comprehensive items                                                   (2,936)        821      (2,045)
                                                                           --------    --------    --------

 Balance at end of period                                                    (4,447)     (1,511)     (2,332)
                                                                           --------    --------    --------

                                                                           $233,402    $248,127    $227,851
                                                                           ========    ========    ========

































The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Inc.                                                                  1999 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermedics Inc. (the Company) develops, manufactures, and markets on-line product quality assurance systems, security devices, and laboratory products including electrochemistry and microweighing systems; precision weighing and inspection equipment; and respiratory care products, as well as other medical products.

Relationship with Thermo Electron Corporation
      The Company was incorporated in 1983 as a wholly owned subsidiary of Thermo Electron Corporation. As of January 1, 2000, Thermo Electron owned
31,759,424 shares of the Company's common stock, representing 76% of such stock outstanding.
      In January 2000, Thermo Electron updated its proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As a part of this reorganization, the Company has made cash tender offers for all outstanding shares of its Thermedics Detection Inc. and Thermo Sentron Inc.
subsidiaries. Also, the Company announced that it plans to seek a buyer for its Thermo Cardiosystems Inc. subsidiary, in addition to the previously announced plan to sell the Company's Power Electronics and Test Equipment business. Thermo
Electron also intends to take the Company private (Note 16).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries, and its majority-owned public subsidiaries, Thermo Sentron and Thermedics Detection. All material intercompany accounts and transactions have been eliminated.

Basis of Presentation
      The results of operations of the Company's Thermo Cardiosystems and Thermo
Voltek subsidiaries, which represent the Heart Assist and Blood Testing Devices segment and Power Electronics and Test Equipment segment, respectively, have been classified as discontinued operations as a result of the Company's decision to divest these businesses (Note 16). In addition, certain amounts in 1998 and 1997 have been reclassified to conform to the presentation in the 1999 financial statements.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal 1999 and 1998 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes the majority of its revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment.

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


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Earnings (Loss) per Share
      Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the year.
Except where the effect would be antidilutive, diluted earnings (loss) per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects (Note 14).

Cash and Cash Equivalents
      The Company, along with certain European-based subsidiaries of Thermo
Electron, participates in a notional pool arrangement with Barclays Bank. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. The Company has access to a $6,040,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999, the Company had invested and borrowed $1,131,000 and $2,654,000, respectively, under this arrangement. At year-end 1998, the Company had borrowed
$2,238,000 under this arrangement (Note 8). The interest rate for these borrowings was 5.77% at year-end 1999.
      At year-end 1998, $35,256,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1998, the Company's cash and cash equivalents also included investments in commercial paper and short-term certificates of deposit of the Company's foreign operations which had an original maturity of three months or less. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase arrangement.
      In addition, at year-end 1999 and 1998, the Company's cash and cash equivalents also included cash of the Company's foreign subsidiaries invested in interest bearing accounts, which have original maturities of three months or less.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Advance to/from Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.
      In addition, certain of the Company's European-based subsidiaries participate in a new arrangement with a wholly owned subsidiary of Thermo
Electron. Interest under this arrangement is based on Euro market rates. The other terms of this arrangement are similar to the domestic cash management arrangement.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                           1999       1998
---------------------------------------------------------------------------------- ----------- ----------

Raw Material and Supplies                                                             $16,308     $17,249
Work in Process                                                                         7,132       6,686
Finished Goods                                                                         19,552      17,023
                                                                                      -------     -------

                                                                                      $42,992     $40,958
                                                                                      =======     =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 25 years;
machinery and equipment, 3 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                           1999       1998
---------------------------------------------------------------------------------- ----------- ----------

Land and Buildings                                                                    $   245     $   918
Machinery, Equipment, and Leasehold Improvements                                       38,535      32,920
                                                                                      -------     -------

                                                                                       38,780      33,838
Less:  Accumulated Depreciation and Amortization                                       25,731      22,484
                                                                                      -------     -------

                                                                                      $13,049     $11,354
                                                                                      =======     =======

Thermedics Inc.                                                                  1999 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Other Assets
      Other assets in the accompanying balance sheet includes the cost of acquired patents, trademarks, acquired technology, and deferred debt expenses relating to the Company's issuance of subordinated convertible debentures. These assets are amortized using the straight-line method over their estimated useful lives, which range from 7 to 40 years. These assets were $6,669,000 and $4,988,000, net of accumulated amortization of $2,103,000 and $1,128,000, at year-end 1999 and 1998, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $12,925,000 and $9,172,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.
The Company assesses cash flows before interest charges and, when impairment is indicated, writes the asset down to fair value. If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments, net of minority interest, are reflected in the "Accumulated other comprehensive items" component of shareholders' investment. Foreign currency transaction gains or losses are included in the accompanying statement of operations and are not material for the three years presented.

Comprehensive Income
      Comprehensive income combines net income (loss) and "other comprehensive items," which represents foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1999 and 1998, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Recent Accounting Pronouncement
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting. The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.

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


2.    Available-for-sale Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects and minority interest, recorded in the "Accumulated other comprehensive items" component of shareholders' investment (Note 15). At January 1, 2000, the Company had short-term available-for-sale investments consisting of government-agency securities with a market value and cost basis of $12,160,000.
      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. Gain on sale of investments resulted from gross realized gains of $11,000 and $247,000 in 1998 and 1997, respectively.

3.    Acquisitions

      In July 1999, the Company acquired Erich Jaeger, GmbH, a medical products company based in Germany, for $30,479,000 in cash, net of cash acquired, including the repayment of certain of Jaeger's indebtedness, and the assumption of $13,401,000 of Jaeger's indebtedness. Jaeger develops and manufactures equipment for lung-function, cardio-respiratory, and sleep-disorder diagnosis and monitoring. The Company financed this acquisition with $30,479,000 of short-term borrowings from a wholly owned subsidiary of Thermo Electron, which are due on demand and bear interest at prevailing German market rates, set at the beginning of each month. The interest rate at January 1, 2000, was 3.95%. Of the indebtedness assumed, the Company refinanced $9,692,000 with additional borrowings from the wholly owned subsidiary of Thermo Electron, and expects to repay the balance upon maturity in May 2000. Of the total borrowings from Thermo
Electron of $40,171,000 for the acquisition of Jaeger and payment of its indebtedness, $34,600,000 is included in short-term obligations and current portion of long-term obligations and $3,853,000 is included in due to parent company and affiliated companies, net of currency effects, in the accompanying
1999 balance sheet.
      In June 1998, Thermo Sentron acquired the three businesses that constituted the product-monitoring group of Graseby Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc, for $43,976,000 in cash, net of cash acquired, and the assumption of certain liabilities. The U.K.-based product-monitoring businesses design, manufacture, and distribute specialized packaged-goods equipment, including checkweighers and metal detectors, for the food and pharmaceutical industries. To partially finance this acquisition, the Company borrowed $21,000,000 from Thermo Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day
Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The due date of this note has been extended to March 2000 and it now bears interest at the 30-day Dealer Commercial Paper Rate plus 150 basis points, set on the second business day of each fiscal month of Thermo Sentron.
As of year-end 1999, Thermo Sentron had repaid $10,000,000 principal amount of the note. As of January 1, 2000, the interest rate on this promissory note was 7%.
      In July 1997, Thermo Sentron acquired Westerland Engineering Ltd. for
$1,961,000 in cash. To finance this acquisition, Thermo Sentron borrowed
$1,961,000, denominated in British pounds sterling, from a bank, pursuant to a promissory note, which was repaid in January 1998 and bore interest at 7.94%.
Westerland is a U.K.-based manufacturer of process-weighing and control equipment.
      In February 1997, Thermo Sentron acquired substantially all of the assets of RCC Industrial Electronics Pty. Limited (RCCI) for $1,082,000 in cash and the assumption of certain liabilities. RCCI is an Australian-based manufacturer of in-motion checkweighers for the food and pharmaceutical industries.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.
The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $69,226,000, which is being amortized over 40 years.
Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.


3.    Acquisitions (continued)

      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized and, for the acquisition completed in 1999, intends to finalize, its restructuring plans no later than one year from the respective dates of the acquisitions. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
      A summary of the changes in accrued acquisition expenses for acquisitions completed before and during 1997 is as follows:

                                                       1997 Acquisitions
                                                     -----------------------
                                                                 Abandonment
                                                                   of Excess       Pre-1997
(In thousands)                                      Severance     Facilities   Acquisitions         Total
----------------------------------------------- -------------- -------------- -------------- -------------

Balance at December 28, 1996                         $      -       $      -       $    896       $    896
 Reserves established                                     237             62              -            299
 Usage                                                    (40)             -           (792)          (832)
 Currency translation                                       -              -           (104)          (104)
                                                     --------       --------       --------       --------

Balance at January 3, 1998                                197             62              -            259
 Usage                                                   (162)           (25)             -           (187)
                                                     --------       --------       --------       --------

Balance at January 2, 1999                                 35             37              -             72
 Usage                                                    (35)           (37)             -            (72)
                                                     --------       --------       --------       --------

Balance at January 1, 2000                           $      -       $      -       $      -       $      -
                                                     ========       ========       ========       ========

      The principal acquisition expenses for 1997 acquisitions were for severance for 17 employees across all functions. The Company finalized its restructuring plans for the 1997 acquisitions in 1998.
      A summary of accrued acquisition expenses for the product-monitoring businesses is as follows:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other         Total
----------------------------------------------- -------------- -------------- -------------- -------------

Balance at January 3, 1998                            $     -        $     -        $     -        $     -
 Reserves established                                     537            772              -          1,309
 Usage                                                   (390)           (15)             -           (405)
 Currency translation                                      (5)            (6)             -            (11)
                                                      -------        -------        -------        -------

Balance at January 2, 1999                                142            751              -            893
 Reserves established                                     478          1,151             62          1,691
 Usage                                                   (400)          (646)           (22)        (1,068)
 Decrease due to finalization of restructuring           (228)          (211)             -           (439)
   plans, recorded as a decrease in cost in
   excess of net assets of acquired companies
 Currency translation                                       8             23              -             31
                                                      -------        -------        -------        -------

Balance at January 1, 2000                            $     -        $ 1,068        $    40        $ 1,108
                                                      =======        =======        =======        =======



3.    Acquisitions (continued)

      The principal acquisition expenses for the product-monitoring businesses were for severance for 56 employees across all functions and for abandoned operating facilities in North America with lease terms through 2001. A buyout agreement has been finalized for one of the leases, effective June 2000. All remaining obligations related to the lease have been accrued at year-end. The
Company finalized its restructuring plans for the product-monitoring businesses in 1999. The amount established in 1999 at the product-monitoring businesses for abandoned facilities represents leases for two operating facilities in England with lease terms through 2009.
      A summary of accrued acquisition expenses for Jaeger is as follows:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other         Total
----------------------------------------------- -------------- -------------- -------------- -------------

Balance at January 2, 1999                             $    -         $    -         $    -         $    -
 Reserves established                                   2,335            680            431          3,446
 Usage                                                      -              -              -              -
 Currency translation                                    (146)           (42)           (27)          (215)
                                                       ------         ------         ------         ------

Balance at January 1, 2000                             $2,189         $  638         $  404         $3,231
                                                       ======         ======         ======         ======

      The principal acquisition expenses for Jaeger were for severance for 29 employees across all functions and for the abandonment of operating facilities in Germany and the Netherlands with lease terms through 2003. The amounts captioned as other primarily represent employee relocation costs. Unresolved matters at January 1, 2000, primarily included completion of planned severances and abandonment of excess facilities.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, nonqualified and incentive stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The
Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable immediately and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo
Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 388,000 shares at a weighted average exercise price of $19.39 per share


4.    Employee Benefit Plans (continued)

elected to participate in this exchange and, as a result, received options to purchase 194,000 shares of Company common stock at $10.81 per share, which are included in the 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In 1999, the Company awarded 140,000 shares of restricted common stock to certain key employees. The shares had an aggregate value of $1,216,000 and vest three years from the date of the award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is as follows:

                                                       1999                1998                 1997
                                               ------------------  -------------------  ------------------
                                                         Weighted             Weighted           Weighted
                                                          Average              Average            Average
                                                         Exercise             Exercise           Exercise
                                                            Price                Price              Price
                                                 Number              Number              Number
                                                     of                  of                  of
(Shares in thousands)                            Shares              Shares              Shares
---------------------------------------------- --------- --------- --------- ---------- -------- ---------

Options Outstanding, Beginning of Year            1,548     $13.46    1,584     $14.93     1,664    $14.99
 Granted                                            153      9.54       628      13.52      111      19.00
 Assumed in merger with Thermo Voltek               620      6.66         -          -        -          -
   (Note 13)
 Exercised                                         (266)     4.33      (139)      7.91      (63)      7.92
 Forfeited                                         (223)    13.64      (137)     19.53     (128)     22.75
 Canceled due to exchange                             -         -      (388)     19.39        -          -
                                                  -----     -----     -----                ----

Options Outstanding, End of Year                  1,832     $12.13    1,548     $13.46     1,584    $14.93
                                                  =====     ======    =====     ======     =====    ======

Options Exercisable                               1,832     $12.13    1,545     $13.46     1,584    $14.93
                                                  =====     ======    =====     ======     =====    ======

Options Available for Grant                         756                 490                  296
                                                  =====               =====                =====

      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number             Weighted           Weighted
                                                               of              Average            Average
                                                           Shares            Remaining           Exercise
                                                   (In thousands)     Contractual Life              Price
---------------------------------------------- ------------------- -------------------- ------------------

$  5.00 - $11.02                                             989            4.0 years              $ 8.93
  11.03 -  17.05                                             642            5.8 years               15.36
  17.06 -  23.08                                             170            6.1 years               18.33
  23.09 -  29.11                                              31            7.2 years               28.15
                                                            ----

$  5.00 - $29.11                                           1,832            4.9 years              $12.13
                                                           =====



4.    Employee Benefit Plans (continued)

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo
Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1999 and 1997, the Company issued 8,000 and 9,000 shares, respectively, of its common stock under this program.
No shares were issued under this program during 1998.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after 1994 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on certain financial information of the Company would have been as follows:

(In thousands except per share amounts)                                         1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Income from Continuing Operations Before Extraordinary Item:
   As reported                                                              $ 10,578   $ 14,939   $ 36,861
   Pro forma                                                                   9,225     13,562     35,683
Basic Earnings per Share from Continuing Operations Before
 Extraordinary Item:
   As reported                                                                   .25        .36       1.00
   Pro forma                                                                     .22        .33        .97
Diluted Earnings per Share from Continuing Operations Before
 Extraordinary Item:
   As reported                                                                   .25        .35        .95
   Pro forma                                                                     .21        .32        .92

Net Income (Loss):
   As reported                                                              $(13,221)  $ 23,610   $ 41,492
   Pro forma                                                                 (16,001)    20,886     39,454
Basic Earnings (Loss) per Share:
   As reported                                                                  (.32)       .57       1.13
   Pro forma                                                                    (.38)       .51       1.08
Diluted Earnings (Loss) per Share:
   As reported                                                                  (.31)       .55       1.07
   Pro forma                                                                    (.37)       .49       1.01

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

4.    Employee Benefit Plans (continued)

      The weighted average fair value per share of options granted was $3.74, $4.15, and $8.81 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Volatility                                                                       38%        38%        39%
Risk-free Interest Rate                                                         5.3%       4.8%       6.2%
Expected Life of Options                                                   4.5 years  4.1 years  5.6 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility.
Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions to the 401(k) plan are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense
$1,002,000, $788,000, and $1,090,000 in 1999, 1998, and 1997, respectively.

5.    Income Taxes

      The components of income from continuing operations before provision for income taxes, minority interest, and extraordinary item are as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Domestic                                                                     $ 9,994    $18,227    $43,640
Foreign                                                                       10,402     10,065     10,185
                                                                             -------    -------    -------

                                                                             $20,396    $28,292    $53,825
                                                                             =======    =======    =======



5.    Income Taxes (continued)

      The components of the provision for income taxes for continuing operations are as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Currently Payable:
 Federal                                                                     $ 4,380    $ 4,184    $ 7,603
 State                                                                         1,085      1,795      1,905
 Foreign                                                                       3,241      3,779      2,589
                                                                             -------    -------    -------

                                                                               8,706      9,758     12,097
                                                                             -------    -------    -------

Net Deferred (Prepaid):
 Federal                                                                      (1,718)     1,066        763
 State                                                                          (279)       160        199
 Foreign                                                                         634       (296)       722
                                                                             -------    -------    -------

                                                                              (1,363)       930      1,684
                                                                             -------    -------    -------

                                                                             $ 7,343    $10,688    $13,781
                                                                             =======    =======    =======

      The total provision for income taxes included in the accompanying statement of operations was as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Continuing Operations                                                        $ 7,343    $10,688    $13,781
Discontinued Operations                                                        3,900      4,624      5,894
Loss on Disposal of Discontinued Operations                                   (2,583)         -          -
                                                                             -------    -------    -------

                                                                             $ 8,660    $15,312    $19,675
                                                                             =======    =======    =======

      The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $521,000 and $360,000 of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1998, and 1997, respectively.

5.    Income Taxes (continued)

      The provision for income taxes for continuing operations in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes, minority interest, and extraordinary item due to the following:

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- --------- ----------

Provision for Income Taxes at Statutory Rate                                  $ 7,139    $9,902    $18,839
Increases (Decreases) Resulting From:
 Gain on issuance of stock by subsidiaries                                          -         -     (5,976)
 State income taxes, net of federal tax                                           524     1,271      1,368
 Amortization and write-off of cost in excess                                     636       408        424
   of net assets of acquired companies
 Federal research and development tax credit                                   (1,198)        -          -
 Tax benefit of foreign sales corporation                                        (209)     (303)      (457)
 Foreign tax rate and regulation differential                                     234       (39)      (127)
 Other, net                                                                       217      (551)      (290)
                                                                              -------    ------    -------

                                                                              $ 7,343    $10,688   $13,781
                                                                              =======    =======   =======

      Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                             1999       1998
-------------------------------------------------------------------------------------- --------- ----------

Deferred Tax Asset (Liability):
 Reserves and accruals                                                                    $4,208    $4,409
 Inventory basis difference                                                                3,085     1,631
 Depreciation and amortization                                                               572       786
 Accrued compensation                                                                      1,194       741
 Trademarks and other intangible assets                                                    (1,020)    (924)
 Other, net                                                                                  110        39
                                                                                          ------    ------

                                                                                          $8,149    $6,682
                                                                                          ======    ======
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
      A provision has not been made for U.S. or additional foreign taxes on
$20,990,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.


6.    Commitments and Contingency

Operating Leases
      In addition to the related-party operating lease discussed in Note 8, the Company and its subsidiaries lease various office and manufacturing facilities under operating lease arrangements expiring from 2000 through 2068. The accompanying statement of operations includes expenses from operating leases of $4,270,000, $4,593,000, and $4,033,000 in 1999, 1998, and 1997, respectively.
Future minimum payments due under these leases as of January 1, 2000, are $4,572,000 in 2000, $4,110,000 in 2001, $3,242,000 in 2002, $2,368,000 in 2003,
$1,879,000 in 2004, and $16,087,000 in 2005 and thereafter. Total future minimum lease payments are $32,258,000.

Contingency
      See Note 13 for a discussion of litigation concerning the Company's merger with Thermo Voltek.

7.    Short- and Long-term Obligations and Other Financing Arrangements

Long-term Obligations

(In thousands except per share amounts)                                                    1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Noninterest-bearing Subordinated Convertible                                            $31,565    $31,565
 Debentures, due 2003, Convertible at $32.68 per Share
2 7/8% Subordinated Convertible Debentures, due 2003,                                    15,859     15,859
 Convertible at $14.928 per Share
Other                                                                                       254        176
                                                                                        -------    -------

                                                                                         47,678     47,600
Less:  Current Maturity of Long-term Obligations                                             79         48
                                                                                        -------    -------

                                                                                        $47,599    $47,552
                                                                                        =======    =======
      Thermo Cardiosystems has $58,011,000 and $70,000,000 principal amount of 4
3/4% subordinated convertible debentures outstanding at year-end 1999 and 1998, respectively. These obligations will be assumed by a buyer or paid from existing cash balances at Thermo Cardiosystems upon the sale of the business and are included in net assets of discontinued operations. The interest cost of this debt is included in the results of discontinued operations in the accompanying statement of operations. No allocation of interest expense of debt of the
Company's continuing operations has been made to discontinued operations.
      In June 1998, the Company offered holders of its noninterest-bearing subordinated convertible debentures due 2003, convertible at $32.68 per share, the opportunity to exchange such debentures for newly issued 2 7/8% subordinated convertible debentures due 2003, convertible at $14.928 per share. Holders of
$21,724,000 principal amount of outstanding debentures exchanged such debentures for $15,859,000 principal amount of newly issued debentures. This transaction resulted in an extraordinary gain of $3,076,000, net of taxes of $2,071,000, in accordance with the provisions of EITF No. 96-19. In addition, during 1998, the
Company repurchased $11,711,000 principal amount of subordinated convertible debentures for $8,951,000 in cash, resulting in an extraordinary gain of
$1,521,000, net of taxes of $1,007,000.
      The Company's convertible obligations are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under its guarantee of the Company's obligations.
      See Note 11 for fair value information pertaining to the Company's long-term obligations.


7.    Short- and Long-term Obligations and Other Financing Arrangements (continued)

Short-term Obligations and Other Financing Arrangements
      The Company, along with certain European-based subsidiaries of Thermo
Electron, participates in a cash management arrangement in the Netherlands with a wholly owned subsidiary of Thermo Electron. Under this arrangement, participants' balances are pooled for interest calculation purposes. Interest under this arrangement is based on Euro market rates. The Company has access to a $2,280,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999 and 1998, the Company had borrowed $698,000 and $791,000, respectively, under this arrangement. The interest rate for this borrowing was 3.95% at year-end
1999.
      See Notes 1 and 3 for additional short-term obligations of the Company.
      Unused lines of credit, including amounts discussed in Note 1, were $11,042,000 as of year-end 1999.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron
Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For these services the Company was charged $1,788,000, $1,669,000, and $2,002,000 in 1999, 1998, and 1997, respectively. Management believes that the service fees charged by Thermo Electron and its subsidiaries are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Research and Development Agreements
      Pursuant to a subcontract entered into in October 1993, which has been completed, Thermedics Detection performed research and development services for Thermo Coleman Corporation, which is the prime contractor under a contract with the U.S. Department of Energy. Thermo Coleman is a private subsidiary of Thermo
Electron. Thermo Coleman paid Thermedics Detection $2,000 and $533,000 for services rendered in 1998 and 1997, respectively.
      In December 1997, Thermedics Detection entered into a funded research and development arrangement with ThermoLase Corporation, a publicly traded, majority-owned subsidiary of Thermo Electron, to develop a cryogenic cooling device for ThermoLase. ThermoLase agreed to purchase five prototype devices for an aggregate purchase price of $303,000. The Company shipped these devices in 1998.

Distribution Agreement
      Pursuant to an international distributorship agreement, Thermedics
Detection appointed Arabian Business Machines Co. (ABM) as its exclusive distributor of its security instruments in certain Middle Eastern countries. ABM is a member of The Olayan Group. Ms. Hutham S. Olayan, a director of Thermo
Electron, is the president and a director of Olayan America Corporation, another member of The Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Revenues recorded under this agreement totaled $147,000, $248,000, and $480,000 in 1999, 1998, and 1997, respectively.


8.    Related-party Transactions (continued)

Other Related-party Transactions
      Thermedics Detection purchases an X-ray source that is used as a component in its InScan(R) systems from Trex Medical Corporation, a publicly traded, majority-owned subsidiary of Thermo Electron. Thermedics Detection paid Trex
Medical $81,000, $406,000, and $285,000 for these products in 1999, 1998, and
1997, respectively.

Operating Lease
      In January 2000, Thermo Sentron began negotiating an operating lease arrangement for office facilities with an affiliate of Thermo Electron that is expected to expire in 2015. Future minimum lease payments under this lease are expected to be $600,000 in each of the years 2000 through 2004, and $6,900,000 in 2005 and thereafter. Total minimum lease payments are expected to be $9,900,000.

Management Contract
      In 1998 and 1997, one of the Company's executive employees allocated a portion of his salary, bonus, and travel expenses for the time he devoted to Thermo Electron and Thermo Instrument. The Company was reimbursed $270,000 and
$194,000 in 1998 and 1997, respectively, under this arrangement.

Cash Management
      The Company invests excess cash and borrows short-term funds under arrangements with Thermo Electron as discussed in Notes 1 and 3.

Short-term Available-for-sale Investments
      As of December 28, 1996, the Company's short-term available-for-sale investments included $1,937,000 (amortized cost of $1,846,000) of 6 1/2% subordinated convertible debentures due 1997, which were purchased on the open market. The debentures had a par value of $1,800,000 and were issued by Thermo
TerraTech Inc., a majority-owned subsidiary of Thermo Electron. The debentures were sold in 1997, resulting in a gain of $247,000, included in gain on sale of investments, net, in the accompanying statement of operations.

Due from Affiliate
      Due from affiliate in the accompanying 1998 balance sheet represents subordinated convertible notes due to the Company from Thermo Voltek. The first note is a $6,000,000 principal amount note bearing interest at 6.75%, due 2002 and convertible into shares of Thermo Voltek at $4.27 per share. The second note is a $4,000,000 principal amount note bearing interest at 5.0%, due 2003 and convertible into shares of Thermo Voltek at $3.78 per share. Thermo Voltek repaid these amounts to the Company in December 1999.

Common Stock
      On February 5, 1998, the Company's Board of Directors voted to issue
4,880,533 shares of its common stock to Thermo Electron in exchange for 3,355,705 shares of common stock of Thermo Cardiosystems. At a meeting of the Company's shareholders on March 31, 1999, the shareholders approved the issuance of the 4,880,533 shares. For purposes of computing weighted average shares, the shares are considered to be outstanding as of February 5, 1998. The shares of common stock were exchanged at their respective fair market values as of February 5, 1998.

9.    Common Stock

      At January 1, 2000, the Company had reserved 4,286,000 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of its subordinated convertible debentures.


10.   Transactions in Stock of Subsidiary

      In March 1997, Thermedics Detection sold 2,671,292 shares of its common stock in an initial public offering at $11.50 per share, for net proceeds of $28,078,000, resulting in a gain of $17,075,000. The Company owned 94% of Thermedics Detection's common stock prior to the offering and 83% of Thermedics
Detection's common stock subsequently.

11.   Fair Value of Financial Instruments

      The Company's financial instruments consist mainly of cash and cash equivalents, advance to affiliate, available-for-sale investments, accounts receivable, due from affiliate, note payable to parent company, short-term obligations and current portion of long-term obligations, accounts payable, due to parent company and affiliated companies, and long-term obligations. The carrying amount of these financial instruments, with the exception of available-for-sale investments, due from affiliate, and long-term obligations, approximates fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices (Note 2).
      The fair value of the Company's due from affiliate, based on quoted market prices, was $16,938,000 in 1998.
      The fair value of long-term obligations was determined based on quoted market prices. The carrying amount and fair value of the Company's long-term obligations are:

                                                                          1999                1998
                                                                -------------------   --------------------
                                                                Carrying      Fair    Carrying       Fair
(In thousands)                                                    Amount      Value     Amount      Value
-------------------------------------------------------------- ---------- ---------- ---------- ----------

Convertible Obligations                                          $47,424    $33,990    $47,424    $ 38,271
Other Long-term Obligations                                          175        175        128         128
                                                                 -------    -------    -------    --------

                                                                 $47,599    $34,165    $47,552    $ 38,399
                                                                 =======    =======    =======    ========

      The fair value of convertible obligations at year-end 1999 and 1998 is below the carrying amount primarily due to the conversion price of the convertible obligations exceeding the market price of the Company's common stock.

12.   Business Segments and Geographical Information

      The Company's continuing operations conduct business in three reportable segments. The Quality Assurance and Security Products segment develops, manufactures, and markets high-speed detection and measurement instruments, security products, and laboratory products. The Precision Weighing and Inspection Equipment segment develops, manufactures, and markets high-speed precision weighing and inspection equipment. The Respiratory Care Products segment develops and manufactures equipment for lung-function, cardio-respiratory, and sleep disorder diagnosis and monitoring and represents
Jaeger, acquired in July 1999. The Company also develops, manufactures, and markets enteral nutrition-delivery systems and a line of medical-grade polymers used in medical disposables and in nonmedical, industrial applications, including safety glass and automotive coatings.
      The Company's Quality Assurance and Security Products segment derived revenues from laboratory products of $47,178,000, $51,302,000, and $53,054,000 in 1999, 1998, and 1997, respectively, and revenues from detection instruments of $26,406,000, $40,273,000, and $51,320,000 in 1999, 1998, and 1997,
respectively.

      The results of the Heart Assist and Blood Testing Devices and Power Electronics and Test Equipment segments have been classified as discontinued operations as a result of the Company's decision to divest these businesses (Note 15).

(In thousands)                                                               1999         1998      1997
------------------------------------------------------ --------------- ----------- ------------ ----------

Business Segment Information
Revenues:
   Quality Assurance and Security Products                               $ 73,584    $  91,575    $104,374
   Precision Weighing and Inspection Equipment                            107,786       98,763      78,695
   Respiratory Care Products                                               22,015            -           -
   Other                                                                   20,118       18,306      17,115
                                                                         --------    ---------    --------

                                                                         $223,503    $ 208,644    $200,184
                                                                         ========    =========    ========

Income from Continuing Operations Before Provision for Income Taxes, Minority
 Interest, and Extraordinary Item:
   Quality Assurance and Security Products                               $  5,045    $  12,935    $ 20,436
   Precision Weighing and Inspection Equipment                             10,703        8,881       8,711
   Respiratory Care Products                                                  543            -           -
   Other                                                                    4,142        4,043       3,679
   Corporate (a)                                                           (2,320)      (1,521)     (2,104)
                                                                         --------    ---------    --------

   Total operating income                                                  18,113       24,338      30,722
   Interest and other income, net                                           2,283        3,954      23,103
                                                                         --------    ---------    --------

                                                                         $ 20,396    $  28,292    $ 53,825
                                                                         ========    =========    ========

Total Assets:
   Quality Assurance and Security Products                               $136,026    $132,971     $146,224
   Precision Weighing and Inspection Equipment                            136,002     140,164      115,101
   Respiratory Care Products                                               57,016           -            -
   Other                                                                   13,257      12,893       10,525
   Corporate (b)                                                           25,197      45,286       37,161
   Discontinued operations (c)                                             74,311      77,169       71,168
                                                                         --------    --------     --------

                                                                         $441,809    $408,483     $380,179
                                                                         ========    ========     ========

Depreciation and Amortization:
   Quality Assurance and Security Products                               $  3,260    $  3,326     $  3,325
   Precision Weighing and Inspection Equipment                              3,490       2,894        1,905
   Respiratory Care Products                                                1,474           -            -
   Other                                                                      906         957          973
                                                                         --------    --------     --------

                                                                         $  9,130    $  7,177     $  6,203
                                                                         ========    ========     ========



12.   Business Segments and Geographical Information (continued)

(In thousands)                                                               1999         1998      1997
------------------------------------------------------ --------------- ----------- ------------ ----------

Capital Expenditures:
   Quality Assurance and Security Products                               $  1,436    $   2,775    $  1,887
   Precision Weighing and Inspection Equipment                              1,536        1,043         708
   Respiratory Care Products                                                1,185            -           -
   Other                                                                      689        1,222       1,223
                                                                         --------    ---------    --------

                                                                         $  4,846    $   5,040    $  3,818
                                                                         ========    =========    ========

Geographical Information
Revenues (d):
 United States                                                           $143,767    $148,976     $151,994
 England                                                                   36,393      27,533       13,783
 Germany                                                                   23,434       7,418        6,698
 Other                                                                     35,653      39,666       40,488
 Transfers among geographical areas (e)                                   (15,744)    (14,949)     (12,779)
                                                                         --------    --------     --------

                                                                         $223,503    $208,644     $200,184
                                                                         ========    ========     ========

Long-lived Assets (f):
 United States                                                           $  9,368    $  9,231     $  7,180
 England                                                                    1,729       1,828          944
 Germany                                                                    2,572         154          104
 Other                                                                      1,417       1,121        1,193
                                                                         --------    --------     --------

                                                                         $ 15,086    $ 12,334     $  9,421
                                                                         ========    ========     ========

Export Revenues Included in United States Revenues Above (g):            $ 35,774    $ 50,005     $ 56,974
                                                                         ========    ========     ========

(a) Primarily general and administrative expenses and, in 1999, unusual costs of $0.8 million.
(b) Primarily cash, cash equivalents, and short-term available-for-sale investments.
(c) Represents assets of discontinued operations, net of liabilities.
(d) Revenues are attributed to countries based on selling location.
(e) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(f) Includes property, plant, and equipment, net, and other long-term tangible assets.
(g) In general, export revenues are denominated in U.S. dollars.

13.   Merger with Thermo Voltek

      In March 1999, the Company acquired, through a merger, all of the outstanding shares of Thermo Voltek that it did not previously own, other than the shares owned by Thermo Electron Corporation. The total cost of the acquisition is expected to be $25,732,000, including related expenses and the repayment of Thermo Voltek's $5,250,000 principal amount of 3 3/4% subordinated convertible debentures, which became due and payable at the election of the holder following the merger, and Thermo Voltek's outstanding stock options. As of January 1, 2000, the Company had


13.   Merger with Thermo Voltek (continued)

repaid $5,080,000 principal amount of Thermo Voltek's debentures. The Thermo
Voltek stock options were converted into stock options that are exercisable into 619,819 shares of Company common stock at a weighted average price of $6.33 per share, with an aggregate value of $703,000 as of the date of the acquisition.
Subsequent to this transaction, the Company and Thermo Electron owned approximately 97% and 3%, respectively, of the outstanding common stock of Thermo Voltek. The cost of the acquisition exceeded the estimated fair value of the incremental net assets by $10,050,000. Pro forma data is not presented since the acquisition of the minority interest of Thermo Voltek was not material to the Company's results of operations.
      In late March and early April 1998, four putative class actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by shareholders of Thermo Voltek, which were consolidated under the caption In re Thermo Voltek Corp. Shareholders Litigation, Consolidated C.A. 16287 (the
Action) in October 1998. The complaint in the Action names the Company, Thermo
Voltek, Thermo Electron, and directors of Thermo Voltek as defendants and alleges, among other things, that Thermo Voltek's directors violated the fiduciary duties of loyalty, good faith, and fair dealing that they owed to all shareholders of Thermo Voltek other than the named defendants and the affiliates of the named defendants because the proposed price of $7.00 per share to be paid to Thermo Voltek's shareholders under the terms of the proposed Merger Agreement was allegedly unfair and grossly inadequate. The complaints further allege that the Company, Thermo Voltek, and Thermo Electron have violated their alleged fiduciary duty of fair dealing by proposing the merger transaction at the time.
The parties are currently conducting discovery. Due to the inherent uncertainty of litigation, the outcome of this matter cannot be estimated. The Company expects, however, that any resolution will not materially affect its future results of operations or financial position.

14.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                        1999        1998      1997
---------------------------------------------------------------- -------- ---------- ----------- ---------


Basic
Income from Continuing Operations                                           $ 10,578    $ 14,939    $36,861
Income from Discontinued Operations                                            3,723       4,074      4,631
Provision for Loss on Disposal of Discontinued                               (27,522)          -          -
Operations
Extraordinary Item                                                                 -       4,597          -
                                                                            --------    --------    -------

Net Income (Loss)                                                           $(13,221)   $ 23,610    $41,492
                                                                            --------    --------    -------

Weighted Average Shares                                                       41,836      41,221     36,700
                                                                            --------    --------    -------

Basic Earnings (Loss) per Share:
 Continuing operations                                                      $    .25    $    .36    $  1.00
 Discontinued operations                                                        (.57)        .10        .13
 Extraordinary item                                                                -         .11          -
                                                                            --------    --------   --------

                                                                            $   (.32)   $    .57    $  1.13
                                                                            ========    ========    =======



14.   Earnings (Loss) per Share (continued)

(In thousands except per share amounts)                                        1999        1998      1997
---------------------------------------------------------------- -------- ---------- ----------- ---------

Diluted
Income from Continuing Operations                                           $ 10,578    $ 14,939    $36,861
Income from Discontinued Operations                                            3,723       4,074      4,631
Provision for Loss on Disposal of Discontinued                               (27,522)          -          -
Operations
Extraordinary Item                                                                 -       4,597          -
                                                                            --------    --------    -------

Net Income (Loss)                                                            (13,221)     23,610     41,492
Effect of:
 Convertible obligations                                                           -         138          -
 Majority-owned subsidiaries' dilutive securities -                              (30)         (2)        (5)
   continuing operations
 Majority-owned subsidiaries' dilutive securities -                               (5)        (21)       (34)
   discontinued operations                                                  --------    --------    -------

Income (Loss) Available to Common Shareholders, as Adjusted                 $(13,256)   $ 23,725    $41,453
                                                                            --------    --------    -------

Weighted Average Shares                                                       41,836      41,221     36,700
Effect of:
 Convertible obligations                                                         966       1,928      1,989
 Stock options                                                                    53          93        222
                                                                            --------    --------    -------

Weighted Average Shares, as Adjusted                                          42,855      43,242     38,911
                                                                            --------    --------    -------

Diluted Earnings (Loss) per Share:
 Continuing operations                                                      $    .25    $    .35    $   .95
 Discontinued operations                                                        (.56)        .10        .12
 Extraordinary item                                                                -         .10          -
                                                                            --------    --------    -------

                                                                            $   (.31)   $    .55    $  1.07
                                                                            ========    ========    =======

      Options to purchase 1,710,000, 1,175,000, and 422,000 shares of common stock were not included in the computation of diluted earnings (loss) per share for 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock. In addition, the computation of diluted earnings per share for 1999 excludes the effect of assuming the conversion of the Company's
$15,859,000 principal amount of 2.875% subordinated convertible debentures, convertible at $14.93 per share, because the effect would be antidilutive.


15.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                             First  Second (a)   Third (b)    Fourth
----------------------------------------------------------- ----------- ----------- ----------- ---------

Revenues                                                      $ 51,960    $ 51,459    $ 55,876    $64,208
Gross Profit                                                    23,942      23,287      23,134     29,394
Income from Continuing Operations Before Extraordinary           1,692       2,930         930      5,026
Item
Net Income (Loss)                                                2,582     (25,297)      2,614      6,880
Earnings per Share from Continuing Operations
 Before Extraordinary Item:
   Basic                                                           .04         .07         .02        .12
   Diluted                                                         .04         .07         .02        .12
Earnings (Loss) per Share:
   Basic                                                           .06       (.61)         .06        .16
   Diluted                                                         .06       (.58)         .06        .16

1998                                                             First  Second (c)       Third    Fourth
----------------------------------------------------------- ----------- ----------- ----------- ---------

Revenues                                                      $ 47,765    $ 49,937    $ 57,113    $53,829
Gross Profit                                                    22,202      23,750      25,282     23,188
Income from Continuing Operations Before Extraordinary           3,795       3,875       3,711      3,558
Item
Income Before Extraordinary Item                                 5,409       5,274       4,278      4,052
Net Income (d)                                                   6,573       8,707       4,278      4,052
Earnings per Share from Continuing Operations
 Before Extraordinary Item:
   Basic                                                           .10         .09         .09        .09
   Diluted                                                         .09         .09         .09        .08
Earnings per Share:
   Basic                                                           .16         .21         .10        .10
   Diluted                                                         .16         .20         .10        .09

(a) Reflects $0.3 million and $32.5 million of restructuring and related costs from continuing operations and discontinued operations, respectively.
(b) Reflects the July 1999 acquisition of Jaeger.
(c) Reflects the June 1998 acquisition of the product-monitoring businesses.
(d) Reflects the effect of net of tax extraordinary gains of $1,164,000 and $3,433,000 in the first and second quarters, respectively, which increased basic earnings per share by $.03 and $.08 in the first and second quarters, respectively, and diluted earnings per share by $.03 and $.07 in the first and second quarters, respectively.


16.   Subsequent Events

Proposed Reorganization
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would take its Thermo Sentron and Thermedics Detection subsidiaries private and seek a buyer for its Thermo Cardiosystems subsidiary. In addition, the Company would will also be taken private by Thermo Electron.
      The Company has commenced cash tender offers of $15.50 per share for Thermo Sentron and $8.00 for Thermedics Detection in order to bring its equity ownership in each of these companies, when combined with Thermo Electron's equity interest in each, to at least 90%. If these tender offers are successful, each of these companies would then be taken private by the Company through a short-form merger at the same cash prices as the tender offers. As of January 1, 2000, the Company owned approximately 74.2% of Thermo Sentron and 83.6% of Thermedics Detection, respectively, and Thermo Electron owned approximately
12.4% of Thermo Sentron and 5.3% of Thermedics Detection, respectively. If the
Company and Thermo Electron successfully obtain ownership of at least 90% of the outstanding Thermo Sentron and Thermedics Detection shares, the Company expects to complete these transactions by the end of the second quarter of 2000.
      Thermo Electron has announced that it will conduct an exchange offer for any and all of the outstanding shares of Company common stock held by public shareholders. In the exchange offer, holders of Company common stock will receive shares of Thermo Electron common stock in exchange for their shares of the Company. On March 8, 2000, Thermo Electron announced the proposed exchange ratio of 0.45 shares of Thermo Electron common stock for each share of Company common stock. Thermo Electron, which owned approximately 75.7% of the outstanding shares of Company common stock at January 1, 2000, will condition the exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership reaches at least 90%. If Thermo Electron achieves this 90% ownership threshold, it would acquire all remaining outstanding shares of the Company through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of Thermo
Electron common stock in exchange for their Company common stock at the same ratio. Thermo Electron plans to conduct the exchange offer for Company common stock during the second quarter of 2000. If Thermo Electron successfully obtains at least 90% of the outstanding Company shares, it expects to complete the spin-in of the Company by the end of the second quarter of 2000.
      In addition, obligations under the Company's 2.875% subordinated convertible debentures due June 1, 2003, and its noninterest-bearing subordinated convertible debentures due June 1, 2003, would be assumed by Thermo
Electron in the short-form merger, and the debentures would be convertible into Thermo Electron common stock.
      The tender offers and exchange offer will require review by the Securities and Exchange Commission of necessary filings. The exchange offer and short-form merger involving the Company would not require Company board or shareholder approval.
      The Company incurred $0.8 million of unusual costs in 1999 in connection with reorganization transactions, primarily investment banking fees.

16.   Subsequent Events (continued)

Discontinued Operations
      In May 1999, the Company announced its intention to sell Thermo Voltek, which represents its Power Electronics and Test Equipment segment. In January
2000, Thermo Electron announced a reorganization plan under which it intends to sell Thermo Cardiosystems, which represents the Company's Heart Assist and Blood
Testing Devices segment. In accordance with the provisions of APB No. 30 concerning reporting the effects of disposal of a segment of a business, the Company classified the results of the Heart Assist and Blood Testing Devices and Power Electronics and Test Equipment segments as discontinued in the accompanying statement of operations. In addition, the net assets of the Heart
Assist and Blood Testing Devices and Power Electronics and Test Equipment segments were classified as net assets of discontinued operations in the accompanying balance sheet, and primarily consisted of inventories, accounts receivable, and machinery and equipment, net of certain liabilities, principally subordinated convertible debentures.
      Summary operating results of the Heart Assist and Blood Testing Devices and Power Electronics and Test Equipment segments were as follows:

(In thousands)                                                                 1999        1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Revenues                                                                   $107,329   $ 104,788   $107,482
Costs and Expenses                                                           96,782      92,981     92,410
                                                                           --------   ---------   --------

Income from Discontinued Operations Before Income                            10,547      11,807     15,072
 Taxes and Minority Interest
Provision for Income Taxes                                                    3,900       4,624      5,894
Minority Interest Expense                                                     2,924       3,109      4,547
                                                                           --------   ---------   --------

Income from Discontinued Operations                                        $  3,723   $   4,074   $  4,631
                                                                           ========   =========   ========

      In 1999, the Company provided $27,522,000, net of a tax benefit of $2,583,000, for the estimated loss on disposal of the Power Electronics and Test
Equipment segment. The Company expects the sale of the Heart Assist and Blood
Testing Devices segment to result in a gain. The Company expects to complete the sale of the Power Electronics and Test Equipment segment in the first half of 2000 and the Heart Assist and Blood Testing Devices segment by the end of 2000.




Thermedics Inc.                                                                  1999 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermedics Inc.:

      We have audited the accompanying consolidated balance sheet of Thermedics
Inc. (a Massachusetts corporation and 76%-owned subsidiary of Thermo Electron
Corporation) and subsidiaries as of January 1, 2000, and January 2, 1999, the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics
Inc. and subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                                       Arthur Andersen LLP



Boston, Massachusetts
February 10, 2000 (except with respect to the matters discussed in Note 16, as to which the date is March 8, 2000)


Thermedics Inc.                                                                  1999 Financial Statements

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

Overview

      The Company's continuing operations conduct business in three reportable segments: Quality Assurance and Security Products (Quality Assurance), Precision
Weighing and Inspection Equipment (Inspection Equipment), and Respiratory Care
Products. The Quality Assurance segment consists of the Company's Thermedics
Detection Inc. subsidiary, which develops, manufactures, and markets high-speed detection and measurement instruments used in a variety of on-line industrial process applications, security applications, and laboratory analyses. The
Inspection Equipment segment includes the Company's Thermo Sentron Inc.
subsidiary, which develops, manufactures, and markets high-speed precision-weighing and inspection equipment for industrial production and packaging lines. In June 1998, Thermo Sentron acquired the three businesses that constituted the product-monitoring group of Graseby Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc (Note 3).
      The Respiratory Care Products segment consists of Erich Jaeger GmbH, which was acquired by the Company in July 1999 (Note 3). Jaeger, based in Germany, develops and manufactures equipment for lung-function, cardio-respiratory, and sleep disorder diagnosis and monitoring.
      The Company also develops and manufactures enteral nutrition-delivery systems and a line of medical-grade polymers used in medical disposables and in nonmedical, industrial applications, including safety glass and automotive coatings.
      A significant amount of the Company's revenues is derived from sales of products outside of the United States, through export sales and sales by the Company's foreign subsidiaries. The Company expects an increase in the percentage of revenues derived from international operations. During 1999, the Company had exports from its U.S. and foreign operations to Asia of approximately 6% of total revenues. Exports to Asia in 1999 were primarily to Japan, South Korea, and China. Asia experienced a severe economic crisis, which was characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales were adversely affected by the unstable economic conditions in Asia in 1998 and early 1999. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations between the U.S. dollar and foreign currencies. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.
      Thermo Electron Corporation has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company (Note
16). Under this plan, the Company would take its Thermo Sentron and Thermedics
Detection subsidiaries private, and in turn would be taken private and become a wholly owned subsidiary of Thermo Electron. In addition, Thermo Electron has announced that the Company will divest of its Thermo Cardiosystems Inc. and Thermo Voltek Corp. subsidiaries, which represent its Heart Assist and Blood
Testing Devices and Power Electronics and Test Equipment subsidiaries, respectively.



Results of Operations

1999 Compared With 1998
      Total revenues were $223.5 million in 1999, compared with $208.6 million in 1998. Revenues increased by $22.0 million due to the inclusion of revenues from Jaeger, acquired in July 1999, which represents the Respiratory Care
Products segment. Revenues from the Inspection Equipment segment increased to $107.8 million in 1999 from $98.8 million in 1998. Revenues increased by $15.9 million as a result of the acquisition of the product-monitoring businesses by Thermo Sentron in June 1998. This increase was offset in part by decreases in revenues of $5.2 million from existing businesses, primarily due to lower demand in Europe, and $1.7 million due to the unfavorable effects of currency translation as a result of the strengthening in value of the U.S. dollar relative to currencies in foreign countries in which Thermo Sentron operates.
      Revenues from the Quality Assurance segment decreased to $73.6 million in 1999 from $91.6 million in 1998. Thermedics Detection's industrial process instruments revenues decreased by $9.5 million, primarily due to lower revenues from ALEXUS(R) systems and near-infrared analyzers. This decline was due in part to changes in the process of recycling plastic containers in Europe. Previously, such containers had been sanitized and reused, a process in which recyclers used
Thermedics Detection's ALEXUS systems. Recent recycling trends there involve melting and reforming plastic returnables. Revenues from EGIS(R) explosives-detection systems and related services decreased $4.5 million, primarily due to lower shipments of security systems. During the first quarter of 1998, Thermedics Detection completed shipments under a contract to provide security systems to the FAA. Revenues under the contract totaled $2.6 million during 1998. In addition, revenues from Thermedics Detection's laboratory products decreased $4.1 million, primarily due to lower worldwide demand for titration and electrochemistry products and the expiration of two private label agreements.
      The Company's backlog, excluding acquisitions, decreased to $16.9 million at year-end 1999 from $22.6 million at year-end 1998, primarily due to lower demand at Thermo Sentron and Thermedics Detection.
      The gross profit margin was 45% in 1999 and 1998. The gross profit margin in the Quality Assurance segment decreased to 52% in 1999 from 54% in 1998, primarily due to provisions of $1.9 million for inventories deemed in excess based on recent demand. To a lesser extent, the gross profit margin decreased due to a charge to expense of $0.9 million related to the sale of inventory revalued at the time Jaeger was acquired. These decreases were offset by an increase in the gross profit margin in the Inspection Equipment segment to 40% in 1999 from 38% in 1998, primarily due to manufacturing efficiencies achieved as a result of cost-reduction measures at the product-monitoring businesses and, to a lesser extent, improved margins from sales of Thermo Sentron's packaged-goods products in North America.
      Selling, general, and administrative expenses increased to $66.5 million in 1999 from $57.2 million in 1998, primarily due to the inclusion of $6.6 million of expenses from Jaeger. Selling, general, and administrative expenses as a percentage of revenues increased to 30% in 1999 from 27% in 1998, primarily due to decreased revenues in the Quality Assurance segment and, to a lesser extent, the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Jaeger.
      Research and development expenses increased to $14.3 million in 1999 from $12.9 million in 1998, primarily due to the inclusion of $2.5 million of expenses at Jaeger, offset in part by a $1.6 million decrease in expenses at Thermedics Detection. This decrease was a result of efforts to reduce costs and focus on the development of near-term commercially viable products.
      The Company recorded $0.8 million of unusual costs in 1999, representing cash costs incurred in connection with reorganization transactions, primarily investment banking fees.
      Interest income decreased to $3.9 million in 1999 from $5.6 million in 1998, primarily due to lower average invested balances as a result of cash expended for the acquisition of the product-monitoring business in June 1998, the repurchase of securities of the Company and certain of its majority-owned subsidiaries in 1998, and the repayment of short- and long-term obligations.
Interest expense increased to $2.6 million in 1999 from $1.8 million in 1998,

1999 Compared With 1998 (continued)
primarily as a result of interest expense on borrowings used to partially finance the acquisition of Jaeger and, to a lesser extent, the Company's issuance of $15.9 million principal amount of 2.875% subordinated convertible debentures in exchange for $21.7 million principal amount of noninterest-bearing subordinated convertible debentures in July 1998.
      Equity in earnings of unconsolidated subsidiaries in the accompanying statement of operations represents the Company's proportionate share of earnings from joint ventures. Other income in 1999 represents foreign currency translation gains arising from transactions denominated in German marks.
      The effective tax rate was 36% and 38% in 1999 and 1998, respectively. The effective tax rate decreased in 1999 primarily due to an income tax credit of $1.2 million recorded by the Company as a result of a favorable resolution of a claim for prior-year research and development tax credits. The effective tax rate exceeded the statutory federal income tax rate in 1998 primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      Minority interest expense was relatively unchanged at $2.5 million in 1999 and $2.7 million in 1998.
      In accordance with Accounting Principles Board Opinion No. 30 concerning reporting the effect of disposal of a segment of a business, the results of the Company's Heart Assist and Blood Testing Devices and Power Electronics and Test
Equipment segments have been classified as discontinued operations in the accompanying statement of operations (Note 16). Income from discontinued operations was $3.7 million and $4.1 million in 1999 and 1998, respectively. In addition, the Company provided $27.5 million, net of tax, for the estimated loss on disposal of the Power Electronics and Test Equipment segment. The Company is not currently aware of any known trends, events, or uncertainties involving discontinued operations that it expects will materially affect its results of operations, financial condition, or liquidity through the date that such operations are disposed.
      In 1998, the Company recorded a gain of $4.6 million, net of related income taxes of $3.1 million, on the repurchase and exchange of subordinated convertible debentures (Note 7).

1998 Compared With 1997
      Total revenues increased to $208.6 million in 1998 from $200.2 million in 1997. Revenues from the Inspection Equipment segment increased to $98.8 million in 1998 from $78.7 million in 1997. Revenues increased $24.6 million as a result of acquisitions made by Thermo Sentron in 1998 and 1997. This increase was offset in part by decreases in revenues of $2.3 million primarily due to lower demand in the United Kingdom and $2.2 million due to the impact of a stronger
U.S. dollar relative to currencies in foreign countries in which Thermo Sentron operates.
      Revenues from the Quality Assurance segment decreased to $91.6 million in 1998 from $104.4 million in 1997. Revenues from Thermedics Detection's industrial process instruments and related services decreased by $9.1 million, primarily due to lower revenues from ALEXUS and near-infrared analyzers, offset in part by an increase in revenues from Thermedics Detection's InScan(R) product line. Revenues in 1997 included $6.6 million from a mandated ALEXUS product-line upgrade of The Coca-Cola Company's existing installed base. Revenues from EGIS explosives-detection systems and related services decreased to $8.2 million in 1998 from $10.3 million in 1997, primarily due to lower shipments of security systems. Thermedics Detection completed shipments under a contract with the FAA during 1998, which contributed $2.6 million of revenues in 1998.
      The gross profit margin decreased to 45% in 1998 from 48% in 1997. The gross profit margin at the Quality Assurance segment decreased to 54% in 1998 from 56% in 1997, primarily due to lower revenues and, to a lesser extent, changes in product mix. The gross profit margin at the Inspection Equipment segment decreased to 38% in 1998 from 40% in 1997, primarily due to the inclusion of lower-margin revenues from the product-monitoring businesses.
      Selling, general, and administrative expenses increased to $57.2 million in 1998 from $53.8 million in 1997, primarily due to the inclusion of $6.3 million of expenses from the product-monitoring businesses. This increase was offset in part by a $1.8 million decrease in selling, general, and administrative expenses at Thermedics Detection, primarily due to a reduction in selling expenses in an effort to reduce costs. Selling, general, and administrative expenses as a percentage of revenues were 27% in 1998 and 1997.


1998 Compared With 1997 (continued)
      Research and development expenses increased to $12.9 million in 1998 from $12.0 million in 1997, primarily due to the inclusion of expenses from the product-monitoring businesses.
      Interest income decreased to $5.6 million in 1998 from $6.2 million in 1997, primarily due to lower average invested balances as a result of cash expended for the acquisition of the product-monitoring businesses and repurchase of securities of the Company and certain of its majority-owned subsidiaries.
Interest expense increased to $1.8 million in 1998 from $0.6 million in 1997, primarily as a result of interest expense on borrowings from Thermo Electron
Corporation used to partially finance the acquisition of the product-monitoring businesses.
      As a result of the sale of stock by Thermedics Detection, the Company recorded a gain of approximately $17.1 million in 1997 (Note 10). This gain represents an increase in the Company's proportionate share of the subsidiary's equity and is classified as gain on issuance of stock by subsidiary in the accompanying statement of operations.
      The effective tax rates were 38% and 26% in 1998 and 1997, respectively.
The effective tax rate in 1998 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The effective tax rate in 1997 was below the statutory federal income tax rate primarily due to the nontaxable gain on issuance of stock by subsidiary, offset in part by the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. Excluding the nontaxable gain in 1997, the effective tax rate was 37%.
      Minority interest expense decreased to $2.7 million in 1998 from $3.2 million in 1997, primarily due to lower earnings at Thermo Sentron and Thermedics Detection, offset in part by the Company's decreased ownership of Thermedics Detection as a result of its offering of common stock.
      Income from discontinued operations decreased to $4.1 million in 1998 from $4.6 million in 1997, primarily due to lower revenues at Thermo Voltek.
      In 1998, the Company recorded a gain of $4.6 million, net of related income taxes of $3.1 million, on the repurchase and exchange of subordinated convertible debentures.

Liquidity and Capital Resources

      Consolidated working capital was $153.4 million at January 1, 2000, compared with $183.8 million at January 2, 1999. Cash, cash equivalents, and short-term available-for-sale investments were $34.5 million at January 1, 2000, compared with $82.0 million at January 2, 1999. Of the $34.5 million balance at January 1, 2000, $20.3 million was held by the Company's majority-owned subsidiaries, and the remainder by the Company and its wholly owned subsidiaries. Also, at January 1, 2000, the Company had $46.3 million invested in an advance to affiliate. Of the $46.3 million balance at January 1, 2000, $34.2 million was advanced by the Company's majority-owned subsidiaries and the remainder by the Company and its wholly owned subsidiaries. Prior to the use of new cash management arrangements between the Company and Thermo Electron
Corporation, which became effective in 1999, such amounts were included in cash and cash equivalents.
      During 1999, $25.2 million of cash was provided by operating activities, including $16.7 million by the Company's continuing operations. Cash provided by the Company's continuing operations was offset in part by $6.5 million of cash used to fund an increase in accounts receivable, primarily due to the timing of shipments at Jaeger, and $3.6 million of cash used to fund a decrease in other current liabilities, primarily accrued payroll and employee benefits and accrued interest.
      Excluding available-for-sale investments and advance to affiliate activity, the Company's continuing operations' primary investing activity in 1999 was the acquisition of Jaeger (Note 3) for $28.4 million in cash, net of cash acquired, and the assumption of debt. In addition, the Company acquired, through a merger, all of the outstanding shares of Thermo Voltek that the Company did not previously own, other than the shares owned by Thermo Electron, for approximately $20.5 million in cash. The Company also expended $4.8 million for purchases of property, plant, and equipment during 1999. Cash of $10.0 million was provided by the repayment to the Company of borrowings by Thermo
Voltek. During 2000, the Company expects to make capital expenditures of approximately $5.3 million.


Liquidity and Capital Resources (continued)

      During 1999, the Company's financing activities of continuing operations provided cash of $24.2 million. The Company borrowed $40.2 million from wholly owned subsidiaries of Thermo Electron to finance the acquisition of Jaeger and refinance $9.7 million of Jaeger's third-party borrowings. Cash of $8.0 million was used to partially repay a short-term obligation to Thermo Electron.
      Thermo Electron and its wholly owned subsidiary have indicated their willingness to require payment of the Company's short-term obligations of $11.0 million and $30.5 million, respectively, only to the extent that the Company's cash flows permit. The Company and Thermo Electron have entered into an agreement under which Thermo Electron has agreed to provide the Company with a $20 million short-term line of credit to partially fund the spin-ins of Thermo
Sentron and Thermedics Detection. The Company believes that its existing resources, in addition to its credit line from Thermo Electron, are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling and German deutsche marks. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A
10% depreciation in year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a $8.8 million and $8.0 million reduction of shareholders' investment, respectively.

Interest Rates
      Certain of the Company's short- and long-term available-for-sale investments and subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end 1999 and 1998 market interest rates would result in a negative impact of $0.9 million and $1.6 million on the net fair value of the Company's interest-sensitive financial instruments.

Equity Prices
      The Company's subordinated convertible debentures are sensitive to fluctuations in the price of Company or subsidiary common stock into which the obligations are convertible. Changes in equity prices would result in changes in the fair value of the subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the financial instrument. A 10% increase in the year-end 1999 and 1998 market equity prices would result in a negative impact of $0.9 million and $1.5 million, respectively, on the fair value of the Company's subordinated convertible debentures.


Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, where necessary, for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems, critical non-information technology systems, and its material products are year 2000 compliant. The
Company believes that all of the material products that it currently manufactures and sells are year 2000 compliant or are not date sensitive. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.



Thermedics Inc.                                                                  1999 Financial Statements

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

      Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment its existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that it will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings.
Financing, if available at all, may be on terms which are not favorable to the Company.

      International Operations. Sales outside the U.S. have accounted for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles;
foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. During 1999, the Company had exports from its U.S. and foreign operations to Asia of approximately 6% of total revenues. Exports to Asia in 1999 were primarily to Japan, South Korea, and China. Asia experienced a severe economic crisis in the late 1990's, which was characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales have been adversely affected by the unstable economic conditions in Asia in 1998 and early
1999.

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

      Product Liability. Thermedics Detection faces an inherent business risk of exposure to product liability claims relating to the use of their products.
Although Thermedics Detection currently maintains product liability insurance against this risk, there can be no assurance that they will continue to be able to obtain such coverage at economically feasible rates, if at all, or that such coverage will be adequate in terms and scope to protect Thermedics Detection completely in the event of a successful product liability claim.

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

      Dependence of Security Instruments Market on Government Regulation and
Airline Industry. Thermedics Detection's sales of its explosives-detection systems for use in airports has been and will continue to depend on government initiatives to require, or support, the screening of baggage, carry-on items, and people with advanced explosives-detection equipment. Substantially all of such systems have been installed at airports in countries in which the applicable government or regulatory authority that oversees airport operations has mandated such screening. Such mandates are influenced by many factors outside of the control of the Company, including political and budgetary concerns of governments, airlines, and airports. Of the more than 600 commercial airports worldwide, more than 400 are located in the United States. Accordingly, Thermedics Detection believes that the size of the market for explosives-detection equipment is, and will increasingly be, significantly influenced by United States government regulation.
      The FAA has not yet mandated the installation of automated explosives-detection systems. Thermedics Detection's systems are trace detectors for which no FAA certification process exists to date. Thermedics Detection has received FAA approval for the Company's EGIS system for use by airlines in screening carry-on electronic items and luggage searches. The EGIS II system has passed FAA laboratory tests and is currently undergoing FAA operational testing before deployment in use at airports. There can be no assurance that the final step in the approval process for EGIS II will be successfully completed.

      Although the FAA has provided significant funding to Thermedics Detection in connection with the development of its explosives-detection technology, Thermedics Detection's systems may not ever meet all United States certification standards. Any product using a technology ultimately recommended or required by the FAA will have a significant competitive advantage in the market for explosives-detection devices. Unless the FAA takes action with respect to a particular explosives-detection product or technology, airlines will not be required to purchase or upgrade their security systems, including upgrading existing metal-detection equipment. Earnings of U.S. air carriers tend to fluctuate significantly from time to time. Any depression in the financial condition of such carriers would likely result in lower capital spending for discretionary items. Moreover, there can be no assurance that additional countries will require the implementation of effective explosives screening for airline baggage, carry-on items, or people, or that, if required, Thermedics
Detection's systems will meet the certification or other requirements of the applicable government authority. Even if Thermedics Detection's systems were to meet the applicable requirements, Thermedics Detection may not be able to market its systems effectively.
      From time to time, the United States government enacts legislation which includes allocations to purchase explosives-detection systems and other advanced security equipment, including trace detection equipment such as the systems manufactured by Thermedics Detection, for carry-on and checked baggage screening. The FAA has made purchases of, or placed orders for the purchase of, security equipment under such legislation. There can be no assurance, however, that this legislation will not be modified to reduce the funding for advanced explosives equipment, that necessary appropriations will continue to be made to fund further purchases of advanced explosives-detection equipment, that trace-detection equipment such as the systems manufactured by Thermedics
Detection will be mandated, or that, even if further appropriations are made and such equipment is mandated, any of Thermedics Detection's explosives-detection systems will be purchased for installation at any airports in the United States.
Further, there can be no assurance that the U.S. will mandate the widespread use of these systems after completion of the initial purchases.

      Significance of Certain Customers to Thermedics Detection. Sales of industrial process instruments and related services to bottlers licensed by The
Coca-Cola Company (Coca-Cola Bottlers) were $3,939,000, $6,199,000, and
$13,194,000 in 1999, 1998, and 1997, respectively. Although the Company anticipates that Thermedics Detection will continue to derive revenues from the sale of upgrades and new systems to new plants, as well as services to The
Coca-Cola Bottlers, Thermedics Detection does not expect that revenues derived from these customers will continue at a rate comparable to prior years. In addition, sales to Fisher Scientific and VWR Scientific accounted for 13% and 12% of Thermedics Detection's total revenues, respectively, in 1999, and 10% and 10% of its total revenues, respectively, in 1998. Further, Thermedics Detection intends to continue to develop and introduce new industrial process products for the food, beverage, and other markets; however, there can be no assurance that Thermedics Detection will be successful in the introduction of new industrial process products or that any sales of these products will be sufficient to maintain a rate of growth equivalent to prior years.

      Dependence Upon OEM Relationships. A portion of the Company's sales are through Original Equipment Manufacturers (OEM) arrangements. The Company's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships.


      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.



Thermedics Inc.                                                                  1999 Financial Statements

                         Selected Financial Information

(In thousands except per share amounts)             1999 (a)    1998 (b)   1997 (c)   1996 (d)      1995
-------------------------------------------------- ---------- ----------- ---------- ---------- ---------

Statement of Operations Data
Revenues                                            $223,503   $ 208,644   $200,184   $179,608   $118,835
Income from Continuing Operations Before              10,578      14,939     36,861     21,808      6,644
 Extraordinary Item
Income (Loss) Before Extraordinary Item              (13,221)     19,013     41,492     29,138     17,174
Net Income (Loss)                                    (13,221)     23,610     41,492     29,138     17,174
Earnings per Share from Continuing Operations
 Before Extraordinary Item:
   Basic                                                 .25         .36       1.00        .60        .20
   Diluted                                               .25         .35        .95        .57        .20
Earnings (Loss) per Share:
   Basic                                               (.32)         .57       1.13        .80        .51
   Diluted                                             (.31)         .55       1.07        .75        .49

Balance Sheet Data
Working Capital                                     $153,419   $ 183,832   $213,866   $184,051   $ 71,833
Total Assets                                         441,809     408,483    380,179    349,086    267,445
Long-term Obligations                                 47,599      47,552     65,021     65,014      8,319
Shareholders' Investment                             223,402     248,127    227,851    211,643    171,799

(a) Reflects the July 1999 acquisition of Jaeger.
(b) Reflects an extraordinary gain of $4.6 million, net of taxes, and the June
    1998 acquisition of the product-monitoring business.
(c) Reflects a nontaxable gain of $17.1 million from the issuance of stock by subsidiary.
(d) Reflects the January 1996 acquisition of Moisture Systems and Rutter, the May 1996 issuance of $65.0 million principal amount of noninterest-bearing subordinated convertible debentures, and nontaxable gains of $23.7 million from the issuance of stock by subsidiaries.


Thermedics Inc.                                                                  1999 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TMD. The following table sets forth the high and low sale prices of the Company's common stock for 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                          1999                 1998
                                                                -------------------   --------------------
Quarter                                                             High        Low       High        Low
-------------------------------------------------------------- ---------- ---------- ---------- ----------

First                                                            $11 3/8  $  6 1/2  $17 13/16      $14 5/8
Second                                                             9 5/16    6 1/8   17 15/16       12 3/8
Third                                                              9 5/8     5 5/8   13  9/16        7 1/2
Fourth                                                             6 3/8     4 7/8   11  1/4         6 5/8

      As of January 28, 2000, the Company had 1,959 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000 was $6 1/8 per share.
      Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: Thermo Sentron Inc. (symbol TSR) and Thermedics
Detection Inc. (symbol TDX).

Shareholder Services
      Shareholders of Thermedics Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermedics Inc., 81
Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111.
A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive Company information as quickly as possible. Company information is available from Thermo Electron's
Internet site (http://www.thermo.com/subsid/tmd1.html).

Stock Transfer Agent
      BankBoston N.A. is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

      BankBoston N.A.
      c/o Boston EquiServe Limited Partnership
      P.O. Box 8040
      Boston, Massachusetts 02266-8040
      (781) 575-3120

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January
1, 2000, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermedics Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.